Nutrien™

Grow Our World From the Ground Up


Nutrien
Proven

ANNUAL REPORT **2018**

The Corporate Overview and CEO Letter contain certain non-IFRS financial measures which do not have a standard meaning under IFRS, including:

- Combined historical results of PotashCorp and Agrium for the year ended December 31, 2017
- EBITDA, Adjusted EBITDA and Potash adjusted EBITDA
- Adjusted net earnings (and the related per share amounts)
- Free cash flow
- Adjusted net debt
- Potash cash cost of product manufactured

See the "Non-IFRS Financial Measures" section which begins on page 77 for a description of and further information on these measures, and reconciliation to the most directly comparable measures under IFRS.

See page 87 for the definitions of financial and non-financial terms used in this annual report.

See pages 157 and 158 for a list of abbreviations and terms used in the annual report.

About this report:
You can find this report and additional information on Nutrien on our website at **nutrien.com.**

While we include certain non-financial performance in this report, more detailed information on our Sustainability strategy and performance is provided on our website at **nutrien.com/sustainability.**

All financial data in this report is stated in US dollars unless otherwise noted.

Grow Our World From the Ground Up

At Nutrien, we never stop growing, because our world never does. Each and every day, farmers across the globe are challenged to produce more nutritious food, and to do so in a manner that sustains the world's finite resources.

That is why we are raising expectations on what an agriculture company can be. Supported by a premier retail distribution network and world-class crop nutrient production, our vision is to **be the leading global integrated ag solutions provider.**

With each nutrient, each solution, each day, we are focused on creating long-term value for all our stakeholders. That is how Nutrien is helping to **grow our world from the ground up.**



An additional
2 billion
people to feed
by 2050

Demand for
protein expected
to increase
~50%
over the
next 30 years

Arable land
per capita
expected to
↓ **25%**
from
2020 to 2050

Nutrien will help growers meet this challenge
in a sustainable manner.

Source: FAOSTAT, Nutrien

Why Invest in Nutrien?

Significant Opportunity to Grow the Company and Create Value for Our Shareholders



Demand is growing for our crop inputs, services and agricultural solutions

The world's population is expected to approach 10 billion by 2050 and growers will face mounting pressure to produce more and better-quality food on limited arable land, while minimizing impacts on the environment.

Global crop input expenditures have grown at an annual rate of **6.5 percent** over the past 15 years.



Integrated platform is unique within the agriculture sector

Nutrien operates the largest global agricultural Retail network, creating a strong relationship with and channel to the grower. We leverage this position with our world-class production assets to deliver crop inputs to the grower with unparalleled efficiency.

3 million tonnes of crop nutrients sold to North American Retail from our production facilities in 2018.



GLOBAL CROP PRODUCTION & ARABLE LAND PER CAPITA

(billion tonnes)　　　　　　　　　(hectares in use per person)

● Grains & Oilseeds　　● Fruits, Vegetables & Other　　▬ Arable Land Per Capita

Source: FAO



NUTRIEN'S INTEGRATED PLATFORM

Phosphate & Sulfate **~4M tonnes**

Nitrogen **~10M tonnes**

Potash **~13M tonnes**

Crop Nutrient Sales[1]

South America **~70**
Australia **~250**
Canada **~300**

United States **~1,100**

# of Retail Locations

Source: Nutrien

[1] Does not include crop nutrient sales from Retail or non-manufactured product.



Diversified portfolio provides stability and multiple avenues for growth

Our Retail business unit offers a stable earnings base and expansion opportunities through acquisition and organic growth. The scale of our crop nutrient business provides opportunity to lower operating costs and grow volumes as global demand continues to rise.

> **Adjusted EBITDA growth of 32 percent in 2018** supported by growth across all business units.



ADJUSTED EBITDA SPLIT (2018)
(percent)

- 28 Retail
- 38 Potash
- 27 Nitrogen
- 7 Phosphate & Sulfate

Source: Nutrien



Well positioned to enhance shareholder returns

We have means to enhance shareholder returns, including the realization of Merger synergies, deployment of cash from completing our required equity divestitures, stable and growing Retail earnings, and significant leverage to improving crop nutrient markets.

> **$2.8 billion in dividends paid** and **share repurchases** in 2018.



SHAREHOLDER RETURN OPPORTUNITY[1]
($ billions)

- Free Cash Flow
- Net Proceeds from Sale of Equity Divestments
- Share Repurchases
- Dividends Paid
- Retail Acquisitions & Greenfield Projects
- Other Investment Capital

Future Capital Allocation Opportunity

2018 Cash Generation 2018 Capital Allocation

Source: Nutrien

[1] Excludes change in short-term debt facilities or Merger related transactions. No assurance can be provided with respect to future capital allocation opportunities, which are contingent on Board of Directors decisions relating to the net proceeds from the divestment of our equity investments.

2018 Financial & Operating Highlights

Growing, Performing, Optimizing

At Nutrien, we are growing our business – efficiently and sustainably – to create value for our stakeholders. In 2018, we executed on integration and strategic business priorities, grew adjusted net earnings and significantly increased cash returned to shareholders. We are at the beginning of our journey, and have competitive advantages to grow our position as an industry leader.



$3.9B
Adjusted
EBITDA

2017	$3.0B
2018	**$3.9B**

1.3 Mmt
Increase in
Potash Sales Volumes

2017	11.7 Mmt
2018	**13.0 Mmt**

53
Retail Locations
Acquired

2017	44
2018	**53**

$521M
Annual Run-Rate
Synergies

2017	N/A
2018	**$521M**

$5.3B
Net Proceeds from
Sale of Equity Interests

2017	N/A
2018	**$5.3B**

$2.8B
Total Dividends Paid &
Share Repurchases

2017	$0.8B
2018	**$2.8B**

10%
Retail EBITDA
to Sales

2017	10%
2018	**10%**

$60
Potash Cash Cost of Product
Manufactured per Tonne

2017	$66
2018	**$60**

92%
Ammonia
Operating Rate [1]

2017	86%
2018	**92%**

[1] Excludes Trinidad and Joffre.

Find out more at nutrien.com

Financial & Operating Summary

Year ended December 31

(in millions of US dollars unless otherwise noted)	2018 Nutrien		2017 Nutrien	Change (%)
FINANCIAL PERFORMANCE				
Sales	$ 19,636		$ 18,169	+ 8
Gross Margin	5,392		4,151	+30
EBITDA	2,006		2,412	–17
Adjusted EBITDA	3,944		2,987	+32
Retail EBITDA	1,206		1,145	+ 5
Potash EBITDA	(203)		1,083	n/l
Potash Adjusted EBITDA	1,606		1,083	+48
Nitrogen EBITDA	1,162		812	+43
Phosphate and Sulfate EBITDA	308		(75)	n/l
Earnings per Share from Continuing Operations	(0.05)		n/a	n/l
Adjusted Net Earnings per Share	2.69		n/a	n/l
STRATEGIC INITIATIVES				
Annual Run-Rate Synergies	$ 521		$ –	n/l
Free Cash Flow	$ 1,975		$ 1,293	+53
Dividend Payout/Free Cash Flow	48%		63%	–15
Adjusted Net Debt[1]/Adjusted EBITDA	1.6x		3.1x	–42
Working Capital Ratio	1.40		1.38	+1
NON-FINANCIAL PERFORMANCE				
Lost-Time Injury Frequency[2]	0.34		0.33	–
Total Employees	20,300		20,745	-2
Employee Turnover Rate	15.6%		11.1%	+4.5
Community Investment	$ 17		$ 16	+6
Environmental Incidents	22		35	-37

1 This non-IFRS measure has been reconciled in note 25 to the financial statements for 2018. In 2017, it consists of the combined historical long-term debt of $8,108 million plus current portion of long-term debt of $11 million and short-term debt of $1,597 million less cash and cash equivalents of $582 million as disclosed on page 78.
2 Frequency based for every 200,000 hours worked.
n/l – not a logical variance change.
n/a – not applicable.

Delivering on our Strategy

Letter from the President & CEO

This letter marks a very productive first year for Nutrien. We moved quickly in 2018 to come together as one organization and deliver on our strategic priorities. Our efforts were focused on achieving our synergy targets, maximizing value from required equity divestitures and ensuring a disciplined approach to capital allocation. We also spent considerable effort to ensure we have a strong team and culture in place to deliver on our strategic plan. We accomplished a lot in our first year, and **as a leader in the agricultural industry,** Nutrien will continue to reach higher every day.

Delivering on Our Strategy

By 2050, nearly 10 billion people will live on our planet. This creates a tremendous opportunity as well as a responsibility to help grow more food while minimizing our footprint. Our vision to be the leading global integrated ag solutions provider will drive the focus we need to help meet this challenge now and into the future.

Combining the world's largest crop nutrient production with the premier agricultural retail network provides us with significant competitive advantages. **We have a unique relationship with the grower,** with multiple

touchpoints that provide us with the insights and data that can help our customers make more profitable decisions. **Our cost-advantaged crop nutrient production and proprietary products** generate strong margins and significant leverage to positive long-term agriculture fundamentals. We will enhance this position by striving to develop **a superior channel to the customer** that enables a lowest cost, highest margin path to market.

Our results in 2018 illustrated the benefits of our leading integrated business model, the realization of Merger synergies and our leverage to improving market conditions. Adjusted EBITDA totaled $3.9 billion in 2018,



Chuck Magro, President and Chief Executive Officer – Nutrien.

which was 32 percent above 2017 adjusted EBITDA. We delivered stronger margins and volumes on wholesale fertilizer sales and achieved record Retail earnings, despite some challenges in grower economics and weather conditions. Earnings from our Potash and Nitrogen business units rose significantly due to higher prices, increased volumes and lower costs. We expect crop nutrient fundamentals will remain strong in 2019, and we are well positioned to benefit as the world's largest producer.

Nothing we do is more important than operating in a **safe and sustainable manner.** We moved quickly to ensure we have the right people, culture and processes in place to reflect our deep commitment to safety, the environment and governance. Most importantly, we improved upon our safety culture and delivered strong performance this year. Safety is a core value at Nutrien and we will continue to strive to do more to ensure that all our employees go home safe every day. We also launched our new sustainability strategy with a focus on advancing sustainable agricultural practices and minimizing our footprint. Through innovative solutions, we have an opportunity to enhance our environmental, social and economic performance from the ground to the grower.

We demonstrated success in **driving integration and optimization** across all business units this year. At the onset of the Merger, we set a target of $500 million in annual run-rate synergies within the first two years. We were able to achieve that goal within the first 12 months and also increased our run-rate synergy target by 20 percent to $600 million, which we expect to reach by the end of 2019. You can see the value the Merger is creating by lowering production costs, increasing volumes through our integrated platform and reducing

sustaining capital spend. Our Potash cash cost of product manufactured per tonne was reduced by approximately 9 percent in 2018 and our Ammonia operating rates increased by 6 percentage points. Cost-reduction efforts across our Retail network in 2018 improved our annual cash operating coverage ratio and supported EBITDA margins that were stable in a year with challenging weather during the spring and fall application seasons and uncertainties created by the US-China trade dispute. We will provide new long-term targets for our business units in 2019 as we continue to drive operational excellence into all our processes.

Strategically allocating capital is vital to delivering value to our shareholders. In 2018, we generated $2.0 billion in free cash flow and received $5.3 billion in net proceeds from the sale of equity investments. This strong position allowed us to return $2.8 billion to shareholders through dividends paid and share repurchases, while continuing to invest in growth and maintaining a strong investment-grade credit rating. With our unique competitive position and strategy, growing free cash flow and strong balance sheet, Nutrien is well positioned to provide shareholders with superior long-term returns.

We remain focused on **investing in growth and innovation** within our Retail business unit. We acquired 53 locations in 2018 and have 10 greenfield facilities in various stages of completion. We launched our award-winning integrated digital platform and made two strategic acquisitions that will greatly enhance and accelerate our digital capabilities and interaction with our customers. We acquired a proprietary products company in Brazil and see significant opportunity to build out our Retail network in this large and growing agriculture market over the next three to five years.

"Combining the world's largest crop nutrient production with the premier agricultural retail network provides us with significant competitive advantages."

"Our Purpose is to grow our world from the ground up. It speaks to many facets of our business and our culture."

Engaging our employees is instrumental to our strategy and will be key to ensuring we are prepared to respond to opportunities and challenges. In 2018, we focused our efforts on establishing a foundational people program to support this belief while infusing our purpose driven culture into the organization.

Our Purpose is to **grow our world from the ground up**. It speaks to many facets of our business and our culture. Everything we do starts with the ground: from the minerals we mine, to the fields we walk alongside growers. We built this company from the ground up, and it's our responsibility to keep it growing sustainably, safely and by ensuring all our key stakeholders grow right along with us.

I would also like to express my appreciation for the dedication, hard work and leadership of all employees in 2018 as we took our first steps as Nutrien. Integration is hard work, but ultimately brings opportunities to all who are a part of this industry leading organization. Our Board of Directors also deserves our thanks for their invaluable guidance and oversight through this process and to Jochen Tilk for his strong leadership in the formation of Nutrien.

On behalf of all at Nutrien, we look forward to delivering upon our commitments in 2019 with purpose, and demonstrating the strength and value that this organization expects to provide to all our stakeholders.

Thank You,

Chuck Magro
President & Chief Executive Officer
February 20, 2019

2018 Performance

~200M	1.28	>3x	32%
Number of People Our Products Help to Feed Each Year	Total Recordable Injury Frequency	Increase in Returns to Shareholders from 2017	2018 Adjusted EBITDA Growth



Management's Discussion & Analysis

of Financial Condition and Results of Operations

February 20, 2019

On January 1, 2018, PotashCorp and Agrium completed a merger of equals creating the world's largest provider of crop inputs and services. The new company, Nutrien Ltd., will play a critical role in helping growers increase food production in a sustainable manner.

The following management's discussion and analysis (MD&A) is the responsibility of management and dated as of February 20, 2019. The Board of Directors of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, recommends to the Board of Directors for approval of this disclosure. The Board of Directors has approved this disclosure. The term "Nutrien" refers to Nutrien Ltd. and the terms "we," "us," "our," "Nutrien" and "the Company" refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group, including, for greater clarity, Potash Corporation of Saskatchewan Inc. (PotashCorp or PCS) and Agrium Inc. (Agrium). This MD&A is based on the Company's audited consolidated financial statements for the year ended December 31, 2018 (financial statements) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) unless otherwise stated.

This MD&A contains certain non-IFRS financial measures which do not have a standard meaning under IFRS including:

- Combined historical results of PotashCorp and Agrium for the year ended December 31, 2017
- EBITDA, Adjusted EBITDA and Potash adjusted EBITDA
- Adjusted net earnings (and the related per share amounts)
- Free cash flow
- Gross margin excluding depreciation and amortization per tonne
- Potash cash cost of product manufactured
- Urea controllable cash cost of product manufactured
- Retail normalized comparable store sales
- Retail average working capital to sales
- Retail cash operating coverage ratio
- Adjusted net debt

See the "Non-IFRS Financial Measures" section which begins on page 77 for a description of and further information on these measures and reconciliation to the most directly comparable measures under IFRS.

Also see the cautionary statement on forward-looking information on page 76.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this annual report are stated in US dollars unless otherwise noted.

See page 87 for the definitions of financial and non-financial terms used in this annual report.

See pages 157 and 158 for a list of abbreviations and terms used in the annual report.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our first quarter 2018 unaudited interim report, second quarter 2018 unaudited interim report, third quarter 2018 unaudited interim report, and the Annual Information Form for the year ended December 31, 2018, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the SEC).

Grey shading has been used throughout this MD&A to emphasize required regulatory and IFRS comparative figures, which are amounts previously reported by PotashCorp as it is the continuing reporting entity for accounting purposes.

The information contained on or accessible from our website or any other website is not incorporated by reference into this Management's Discussion and Analysis of Financial Condition and Results of Operations or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

Nutrien's Global Footprint

This is Nutrien. A global agriculture company with operations and investments in 14 countries. Our integrated platform combines the world's premier Ag Retail network with some of the highest quality, lowest cost production assets. With this position, we are able to efficiently supply crop inputs and services to major growing regions of the world.

North America



SASKATOON, SK
Redwater, AB
Fort Saskatchewan, AB
Joffre, AB
Vanscoy, SK
Patience Lake, SK
Lanigan, SK
REGINA, SK
Carseland, AB
Cory, SK
Allan, SK
CALGARY, AB
Standard, AB
Winnipeg, MB
Rocanville, SK
Granum, AB
NORTHBROOK, IL
Kennewick, WA
Billings, MT
HAWAII
Marseilles, IL
Weeping Water, NE
Lima, OH
LOVELAND, CO
Greeley, CO
Fairbury, NE
Cincinnati, OH
Joplin, MO
New Madrid, MO
Borger, TX
Aurora, NC
Florence, AL
Ontario, CA
Greenville, MS
Augusta, GA
Denton, TX
Americus, GA
Geismar, LA
White Springs, FL
Retail
Potash
Nitrogen
Phosphate
Environmental Smart Nitrogen® (ESN)
Granulation Upgrade Facility
Loveland Products & Affiliated Facilities
Agrichem
Investments & Joint Ventures
OFFICES

Largest Crop Nutrient Producer

~27 Mmt

of Worldwide Sales

Industry Leading Ag Retailer with

>1,700

Retail Locations Globally

Nutrien Employs

>20,000

Globally



South America

Point Lisas
Trinidad and Tobago

Agrichem,
Ribeirão Preto,
Brazil

LAS CONDES, CHILE

Casilda, Argentina

MARTÍNEZ,
ARGENTINA

Profertil S.A.,
Bahía Blanca, Argentina

Australia

Kwinana, Australia

MELBOURNE, AUSTRALIA

Dandenong, Victoria

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nutrien's Strategy is Delivering Value

It begins with our people and our portfolio of assets. We have more than 20,000 employees worldwide helping grow our world from the ground up. To enable the global achievement of Nutrien's strategy, we must attract, develop and engage employees who live our values and principles.

We have a world-class integrated portfolio of assets that provides opportunity to reduce cost, grow earnings and deliver supply chain synergies that create value for the grower and our shareholders.

We unlock this potential by building a unique relationship with the grower by establishing the best channel to the customer for reliably and effectively serving their needs,

and by backward integrating across the agricultural value chain with leading production assets and a solutions offering that is unique within our industry.

As a leading diversified company in the agricultural space, our strategy focuses on creating value through the cycle and a platform for long-term growth.

Strategic Road Map

Basic Beliefs	Strategy and Risk	Governance
Key external and internal factors that inform our strategic choices	**Integrated approach** that considers risk throughout our strategic planning activities	**Process and oversight** to ensure we deliver sustained value to all stakeholders

Learn more on page 13

Learn more on pages 14-28

Learn more on page 29

Basic Beliefs Provide Foundation for Our Strategic Choices

Our strategic process starts with a view of the core drivers for our business: how these factors will shape the future of our industry and how we are positioned to create value for our stakeholders today and in the future.

Basic Beliefs

 Ag markets will remain cyclical with favorable long-term demand drivers.

 Innovation and technology development must focus on adding value for the grower.

 Integrating production and distribution provides efficiencies and market access.

 Leading sustainability practices will create competitive advantages and make a global difference.

 Talent acquisition and people development are critical to sustaining long-term success.

How We Are Positioned

   

We have a unique opportunity to benefit from recovering agriculture and fertilizer markets and generate superior returns through the cycle.

We have the resources and relationship with the grower to best develop innovative products and solutions.

The scale of our production and distribution footprint is unmatched in the ag space, providing the opportunity to generate significant cost savings across our supply chain.

Sustainability is integrated across our value chain to reduce our environmental footprint and make a meaningful contribution to society and the economy.

Fostering our purpose driven culture will create a long-term competitive advantage.



Our Strategic Approach

Our vision is to be the leading global integrated Ag solutions provider

Our Strategy

Build the Channel   Enhance the Content

How We Compete

Build a Unique Relationship with the Grower

Create the Best Channel to the Customer

Own Leading Production Assets & Proprietary Offerings

Our Key Actions

Focus on Sustainability & Safety

Drive Integration & Optimization

Strategically Allocate Capital

Invest in Growth & Innovation

Engage Employees

Our Strategy = Channel + Content

Our relationship with the grower, channel to the customer, and extensive product and service offering provide Nutrien with very distinct and **valuable competitive advantages**—this is how we and our customers succeed on a daily basis.

How We Compete

Build a Unique Relationship with the Grower

We are the leading retailer of crop inputs and services across key global agricultural markets, primarily in North America, Australia and South America. With more than 1,700 Retail locations and 500,000 grower accounts worldwide, we interact with growers on a daily basis. This relationship provides valuable insight to help us anticipate the needs of our end-customer.

Create the Best Channel to the Customer

Nutrien creates value through integration of our supply chain and market approach—as demonstrated by our integrated footprint in North America. Nutrien has the premier North American storage and distribution network with more than 2,100 distribution points. We are focused on having the systems, processes, and people in place to connect our business from site to customer.

Own Leading Production Assets and Proprietary Offerings

Nutrien is the world's largest producer of crop nutrients with approximately 27 million tonnes of annual sales. We have distinct scale, market and cost advantages across our portfolio that provide a significant competitive advantage.

We also produce a range of high-quality proprietary crop protection, seed and crop nutrient products that generate higher margins for our Retail business unit. Having access to such a large offering allows Nutrien to provide meaningful solutions and yield-enhancement opportunities to our customers.



Our Integrated Platform Provides Advantages

We leverage our extensive distribution system to efficiently move our crop nutrients and proprietary products to our world-class retail network. Providing products and solutions direct to the grower strengthens our partnership with our customer.



#1
Largest Potash Producer

>1,700
Proprietary Products Available

6.2 Mmt
of Storage Capacity Outside of Facilities

>1,700
Retail Locations Globally

>500,000
Grower Accounts



Nutrien Crop Nutrient Production

Nutrien Proprietary Offering

Nutrien Storage & Distribution

Nutrien Retail

Direct to Grower



3RD
Largest Nitrogen Producer by Capacity

25%
of Retail Total Gross Margin is Proprietary Product Sales

~15,000
Railcars

>17,000
Total Products Available to Growers

>50%
of Customer Sales Linked to Nutrien Ag Solutions Digital Platform

Creating Value through Our Key Actions

Nutrien's key actions drive each and every employee's deliverables on a daily basis. We set priorities for each of these areas to ensure we can define and measure our performance. Our strategy and performance are supported by governance oversight and risk management by our leaders and Board of Directors.

Sustainability & Safety
is foundational to everything we do

18–19

Drive Integration & Optimization
to unlock potential and improve existing asset base

20–21

Strategically Allocate Capital
to maximize long-term shareholder returns

22–23

Invest in Growth & Innovation
to identify and pursue long-term value-enhancing opportunities

24–25

Engage Employees
to ensure we can deliver on our priorities

26–27



Sustainability & Safety

Feeding a growing population is one of the world's greatest opportunities and one of its greatest challenges. Nutrien is well positioned to make meaningful contributions to many of the United Nations Sustainable Development Goals (SDGs), most notably Goal 2: *"End hunger, achieve food security and improved nutrition and promote sustainable agriculture".*

In 2018, we began the development of a new Nutrien sustainability strategy to advance resilient agricultural practices and strengthen sustainable food production. Through innovative solutions, we aim to balance environmental, social and economic factors in our business and across our value chain.

In 2018, we built on the following core foundations:

Ethics and Human Rights

Ethical behavior is the basis of our core values. Acting with integrity helps us attract and retain talent, and reinforces our relationships with stakeholders. We are committed to the 10 principles of the United Nations Global Compact, and we take our role to protect human rights seriously while following all laws and regulations related to anti-discrimination and equal employment.

Safety

With safety as a core value in Nutrien, our priority is that everyone goes home safe, every day. Our safety culture is ingrained in everything we do; it extends to the care and protection of our people, the environment, our products and communities. As committed safety leaders, we are guided by three principles: do it safely or not at all; there is always time to do it safely; and care for each other's safety and health. We strive for zero life-altering injuries to employees and a reduction in our recordable injury rates.

Environment

We believe it's critical to minimize the impact our operations and products have on the environment with comprehensive stewardship programs at our sites and with key stakeholders.

We also work closely with our growers to help them sustainably intensify production with investments in digital technology, innovative product lines such as Environmentally Smart Nitrogen (ESN®) and science-based management plans such as 4R Nutrient Stewardship initiatives. Our priority is to continually improve upon our environmental performance.



Sustainability Priorities

- **Sustainable Agriculture:** Lead the next wave of innovation and sustainability in agriculture.
- **Environmental Footprint:** Protect the planet and minimize our environmental impact.
- **Diversity and Inclusion:** Champion diversity and inclusive growth in the agriculture industry.

Stakeholder Engagement

Nutrien has a comprehensive approach to stakeholder engagement. Ongoing, two-way stakeholder dialog across a variety of channels helps us focus and refine our efforts to minimize negative impacts and maximize positive outcomes. We are committed to ensuring that our sustainability priorities match those that matter most to our stakeholders. In 2018, we engaged with our stakeholders to help determine our priority sustainability topics. Three external sustainability-specialty companies held independent reviews, focus groups and interviews to ensure our stakeholders could speak openly and help shape our strategy.

Community Relations

We don't just operate in communities, we are a part of them. It's important to us that we develop meaningful partnerships to strengthen, support and enhance our communities. Through volunteering, outreach, investment and employment opportunities, we help grow our world. In 2018, we invested $17 million dollars in communities and partnered with over 2,500 non-profit organizations. A few highlights in 2018 were continuing our support of Shock Trauma Air Rescue Services (STARS) in Saskatchewan by funding a new H145 helicopter and supporting youth education programs such as Caring for our Watersheds.

In September 2018, a Company-wide Employee Volunteer Program was implemented allowing employees one day off to help grow our world.

2018 was a year of stakeholder engagement, process alignment and strategic planning. We are working on targets and initiatives to improve our social, economic and environmental impact. Details, including more about our priorities, will be available in Nutrien's first sustainability report in 2019.

Find out more at nutrien.com/sustainability

2018 Performance

$17M	0.07	0.34	>600K
Invested in Communities	Total Environmental Incidents Frequency*	Lost-Time Injury Frequency*	Students Reached Through Ag Education

* Frequency based for every 200,000 hours worked.

Drive Integration & Optimization

Delivering sustained value to all our stakeholders requires a constant focus on being a low-cost supplier to the markets we serve. Integrating and optimizing our extensive production and distribution channel ensures that our customers receive top quality products and services in a reliable and timely manner.

Drive Integration

At the onset of the Merger, we committed to delivering $500 million in annual run-rate synergies by the end of 2019. We were able to accelerate the rate of synergy capture and achieve this target within the first 12 months after the Merger. We also raised our target to $600 million by the end of 2019. The increased synergy target is indicative of the tremendous value that has been created by combining the two legacy companies.



ANNUAL RUN-RATE SYNERGIES
($ millions)

● Achieved annual run-rate synergy as at December 31, 2018   ● Balance of annual run-rate synergy target

				$600	+20%
Distribution/ Optimization	Production Optimization	Procurement	SG&A and Other[1]	2019 Target (Revised)	2019 Total Target (Original)
$119	$152	$77	$173	$79 / $521	$500

Source: Nutrien

[1]   Other includes synergies related to administrative functions which may not appear in Selling or General & Administrative expenses (SG&A) in the financial statements.

Integration and Optimization Priorities

- Realize **$600 million run-rate synergy target** by the end of 2019 and drive further integration opportunities across the organization in the near and long term.

- Continue to **improve capacity utilization** and **reduce cash costs** across our nutrient production assets.

- **Deliver higher year-over-year normalized comparable store sales and EBITDA margin in our Retail operations.**

Optimization

Our focus extends beyond the synergies realized through the Merger. Optimizing our organizational cost structure is also about operational excellence and defining what matters to our bottom line and what we can control. By focusing on these and other factors, Nutrien expects to reduce the cost to produce and sell our products and services, and thereby deliver industry leading results.

In 2018, our Potash business unit continued to reduce cash cost of product manufactured (COPM) through Merger synergies and rebalancing our overall portfolio to increase production from our lower cost mines.

Our Nitrogen business unit in 2018 also achieved significant improvements in cost and utilization rates as a result of Merger synergies as well as innovation and process improvements. Across all three nutrients, we are continuing to share and capitalize on maintenance practices to reduce capital spending and improve the reliability of our facilities.

Retail continues to drive margin improvement by focusing on proprietary product growth and reducing overall operating cash costs. The consolidation of Retail acquisitions also allows for cost synergies as more customers are served effectively by centralized supportive operations. These efforts have contributed to the improvement in our cash operating coverage ratio and stability in EBITDA margins, while supporting record EBITDA in 2018.

2018 Performance

$60	$72	92%	10%
Potash Cash Cost of Product Manufactured per Tonne	Urea Controllable Cash Cost of Product Manufactured per Tonne	Ammonia Operating Rate (excludes Trinidad and Joffre)	Retail EBITDA Margin

MANAGEMENT'S DISCUSSION AND ANALYSIS

Strategically Allocate Capital

We maintain a **disciplined approach to capital allocation,** with our priorities being: invest in growth of the business, return cash to shareholders, and maintain a strong investment-grade rating.

The diversity of our asset base and stability of Retail earnings provides significant advantages for deploying capital through the agriculture commodity cycle. During low points of the cycle, we expect to focus on growing our crop nutrient production, share repurchases and transformational opportunities. At the high points of the cycle, we expect to shift to paying down debt and focusing on organic growth opportunities. The stability of Retail allows us to keep growing this business unit and our dividend throughout the cycle.

In 2018, Nutrien generated $2.0 billion of free cash flow and received $5.3 billion in net cash proceeds from the sale of equity interests in Israel Chemicals Ltd., Arab Potash Company and Sociedad Quimica y Minera de Chile S.A. due to regulatory requirements to dispose of these investments in connection with the Merger. The strength of our diversified earnings and receipt of substantial value for our equity investments allowed us to provide meaningful returns to our shareholders and invest in our organization.



RETURNS TO SHAREHOLDERS
($ billions)

● Share Repurchases ● Dividends Paid

Source: Nutrien



CAPITAL ALLOCATION MIX (2018)
(percent)

38 Share Repurchases
20 Dividends Paid
23 Sustaining Capital
13 Retail Acquisitions & Greenfield Projects
6 Other Investment Capital

Source: Nutrien



Capital Allocation Priorities

- Continue to **invest in Nutrien earnings growth,** predominantly in Retail.

- Provide a stable and growing dividend in a targeted range of **40-60 percent of free cash flow** after sustaining capital through the cycle.

- Maintain **investment-grade credit rating.**

Our goal is to provide shareholders a stable and growing dividend underpinned by growth in our Retail business unit. We increased the amount of dividends paid by approximately 17 percent in 2018 compared to the combined amount paid by our legacy companies in 2017.

In 2018, we also repurchased for cancellation 36 million shares for $1.8 billion. At the end of 2018, the existing share repurchase program was extended to 8 percent from 5 percent of outstanding common shares, and as of February 20, 2019, another 6 million shares have been repurchased for $297 million. We will continue to evaluate allocation of capital to further share repurchase programs in 2019.

Our focus on Retail growth was supported by approximately $600 million invested into US and Australian Retail acquisitions, global Retail greenfield

projects, and the purchases of Agrichem in Brazil and Waypoint and Agrible in the US.

Sustaining the performance of our assets is critical to the success of our company and ensuring timely and reliable product to our customers. The appropriate level of spend requires thoughtful analysis based on historical data and industry expertise to provide the best return for risk mitigation and to deliver optimal operational performance of our assets. In 2018, Nutrien spent $1.1 billion on sustaining capital, similar to the investment level in 2017.

In the process of prudent capital allocation decisions, it is important that Nutrien maintain its balance sheet strength and sustain its investment-grade rating. This was achieved in 2018 and we were able to improve upon various debt ratios by the end of the year.

2018 Performance

58%	**$2.8B**	**1.6x**	**$1.1B**
of Capital Deployment to Dividends and Share Repurchases	in Dividends and Share Repurchases	Adjusted Net Debt / Adjusted EBITDA Ratio	in Sustaining Capital Expenditures

MANAGEMENT'S DISCUSSION AND ANALYSIS

Invest in Growth & Innovation

Growth and Innovation Priorities

- Continue to **grow US and Australian Retail footprint** and develop Retail network in Brazil.

- **Enhance our digital omni-channel offering** and our proprietary crop input product technologies.

- **Evaluate nitrogen brownfield projects** in North America.

Investing in growth and innovation is intended to support not only continual earnings progression, but the long-term viability of our company and benefit all our stakeholders. We remain committed to prudently identifying and pursuing long-term, value-enhancing opportunities while executing on them in a timely manner.

Growth

Nutrien remains focused on investing in its world-class Retail distribution network in North America, Australia and Brazil. We believe the US provides the best opportunity for growth through acquisitions along with the highest margins and synergy realization. Australia remains a market with opportunities for additional acquisitions and proprietary product expansion.

Brazil represents a new focus for Retail growth as a major global player in the production of food and purchase of crop inputs and services. We expect to invest capital in Brazil in order to achieve a meaningful presence and provide Brazilian growers with the latest in yield-enhancing products, agronomic advice and digital tools.

We are evaluating debottlenecking and brownfield projects across our North American nitrogen network that could increase total capacity and our capability to produce higher-margin products. Despite the recent increase in global nitrogen prices and natural gas price advantages in North America, we do not believe greenfield nitrogen projects would be currently economically viable.

With approximately 5 million tonnes of incremental potash operational capability in Saskatchewan, we can bring on additional tonnes with minimal capital as global demand grows.


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Innovation

We are focused on developing new products, services and tools that meet the needs of our customers in their challenge to feed a growing planet.

Our user-friendly Nutrien Ag Solutions' digital platforms and eKonomics tools provide our customers with industry leading data and analytics, helping them make informed decisions to improve yields and returns. Nutrien Ag Solutions award winning integrated digital customer portal includes account management, weather data and interpretation, and commodity data. In 2019, we will be adding other valuable applications such as e-commerce capabilities, allowing both customers and crop consultants to place online orders for crop protection products, together with actionable crop plans and tailored agronomic insights.

We have invested in more than 1,700 proprietary products that include patented technology in micronutrients, crop protection and seed. Loveland Products® is one of our key crop protection proprietary brands available to growers, as well as Dyna-Gro® and Proven™ – highly valuable seed options for growers of corn, soybeans, cotton and canola in North America and Australia. Over the past five years, we have also invested in other agricultural technology companies, vastly increasing our portfolio of innovative products and options for our customers.

We are also providing financial services to growers under Nutrien Financial™ and Ag Resource Management™ (ARM™). These provide specialized lending to US customers, some of which is backed by grower collateral. The combination of the two lending platforms provides complementary credit options, helping growers make timely purchases of required crop inputs.

2018 Performance

~$400M
of Expected Annual Revenue Acquired
(related to purchased retail locations)

AGRICHEM
Crop Protection Acquisition in Brazil

120
New Product Launches and Registrations

>50%
of Customer Sales Linked to Digital Platform



Engage Employees

Nutrien's People Strategy is to attract, develop and engage skilled employees who live our values and principles. In 2018, we focused on establishing our foundational people program to enable the continued growth of the business and infuse Nutrien's purpose driven culture into the organization.

Managing Performance

In 2018, we designed and implemented a performance management system which measures both achievements and behavior. This system provides accountability for results on measurable goals as well as ensures our culture and values are guiding day-to-day behavior of our employees and leaders.

Talent Attraction and Sourcing

In 2018, Nutrien established its Talent Attraction & Sourcing group, which specializes in Strategic Talent Outreach and Delivery. Using a candidate-centric approach, this group targets and attracts job seekers into Nutrien roles and establishes diverse candidate pools.

Employee Engagement

As a new organization, we are greatly interested in hearing the voices of our employees and understanding their experience with Nutrien. One way we plan to do this is through a global employee engagement survey to be conducted in 2019. The results of the survey will be used to provide a Company-wide perspective on engagement and experience and will allow us to prioritize organizational efforts.

Purpose Driven Culture

Nutrien articulated its greater purpose as one of its first orders of business. It unifies the organization and provides meaning to employees and their work. Purpose is at the foundation of Nutrien's culture and is supported by two of our core values of safety and integrity, as well as our engagement principles of innovation, performance, inclusion and community.

Growing Our Diverse Workforce

We recognize that having a diverse workforce enhances our organizational strength and better reflects our customers and stakeholders. In 2018, we established a robust Diversity & Inclusion strategy that focuses on increasing gender diversity and match-to-market representation of visible minorities, including Indigenous peoples in Canada. Within the strategy, the organization is committed to increasing inclusive practices and sense of belonging for our employees.

Developing Our Employees

In 2018, Nutrien established its Strategic Talent Management process to manage organizational risk and succession in critical roles – a process stewarded by our Executive Leadership Team.

Employee Engagement Priorities

- Achieve progress toward our diversity priority of **increasing the representation of women in senior leadership** to 20 percent or more by 2022.

- Become **more representative of our local markets** in our employment of protected groups and visible minorities.

- Maintain at least **92 percent acceptance rate** of all Nutrien employment offers, increasing to 95 percent acceptance by 2023.

- Maintain an **annual voluntary resignation rate,** globally, below 9.5 percent.

- By 2023, achieve an **employee engagement survey** score of no less than 75 percent.

Our Purpose



Grow Our World From The Ground Up™

Our Core Values	Engagement Principles	
Safety Home Safe Every Day	**Inclusion** Involve, Respect, Embrace	**Performance** Deliver on Commitment
Integrity Say What We Do, Do What We Say	**Community** Cultivate, Care and Collaborate	**Integrity** Search for a Better Way

2018 Performance

17%	92%	<1.5%	85%
of Senior Leaders are Women	Acceptance Rate of all Nutrien Employment Offers	Voluntary Resignation Rate of Senior Leaders	of North American Senior Leaders Trained in Leading Purpose Driven Culture

Our Integrated Approach to Strategy & Risk

Enterprise Risk Management at Nutrien is integrated into our strategic and business planning activities, with a focus on managing our key business risks and facilitating informed risk taking. By fostering a risk-aware culture in decision making at all levels of the Company, Nutrien is positioned to better manage risk and identify opportunities to enhance value.



Where We're Going
Vision
Long-term aspirations of the company and our value proposition
How We Compete
Strategy
What choices we will make to deliver our vision and create value
What Could Impact Us
Risk
What risks there are to our strategy, from our strategy and embedded in our business

Our strategic and risk management processes are integrated with a view to ensuring we understand and benefit from the relationship between strategy, risk, and value creation. By considering risk throughout our strategic and business planning activities, we seek to align our strategy with our vision, and effectively manage the embedded business risks that could impact the achievement of our strategy.

Our approach to risk management is governed by our Board of Directors, including through our Board Committees, which oversee our Executive Leadership Team in understanding the principal risks to our business and strategy and implementing measures to manage those risks, while achieving an appropriate balance between risk and return.

In 2018, Nutrien undertook a top-down, bottom-up approach with our Executive Leadership Team and management in each of our business units to review and refine our risk profile. Through this process, we identified and evaluated the most significant risks and developed an approach to monitor mitigation and changes over time. See page 56 for a discussion of our Key Risks.

Governance Oversight

Corporate governance at Nutrien is key to long-term success and ensuring that our basic beliefs, strategy and enterprise risk management, are aligned and carried out with a view to acting in the best interests of all our stakeholders and are consistent with our core values. Our Board of Directors is comprised of directors with a vast array of relevant experience and education, skills and leadership that is applied in the strategic decision-making process.

In 2018, the Board played a critical role in developing the initial strategic road map for Nutrien and establishing the governance structure and policies that will support our key strategic actions that deliver value to all stakeholders.

Diversity is a core belief at Nutrien, and this is demonstrated by 33 percent of the Board being comprised of women. This diversity is invaluable and brings new and progressive perspectives and well-rounded skills to our Board. Nutrien formally adopted a Board Diversity Policy in January 2018 to help fulfill its diversity objectives. The policy provides that, although the selection of candidates for appointment to the Board will be based on merit, Board vacancy decisions will have regard for the appropriate level of diversity, including gender diversity. The Board Diversity Policy includes a target that women comprise not less than 30 percent of our directors.

It is imperative that directors understand our business, including its size, complexity and risk profile, and stay current with corporate governance, regulatory, industry and other key issues to be effective members of our Board. Over the course of 2018, our directors continued to advance their knowledge of our business, industry, regulatory environment, as well as other topical areas of interest to enhance their effectiveness as directors and stewards of Nutrien.

To increase alignment with shareholders' interests, all non-executive directors are expected to hold three times their annual retainer in common shares and/or Nutrien deferred share units (DSUs) within five years of joining the Board. We believe it is important that our senior leadership have an ownership mentality in Nutrien as well, with mandatory equity ownership required, with the CEO expected to hold five times base salary.

For a more comprehensive view of Nutrien's corporate governance practices, please refer to our Meeting and Management Proxy Circular on our website:

nutrien.com/investors



MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Segment Performance & Outlook



We report our results in four operating segments: Retail, Potash, Nitrogen and Phosphate and Sulfate.

- Our reporting structure reflects how we manage our business.

- EBITDA is the primary profit measure used to evaluate performance and allocate resources in all operating segments.

- Net sales (sales revenues less freight, transportation and distribution expenses) is the primary revenue measure used in planning and forecasting in the Potash, Nitrogen and Phosphate and Sulfate operating segments.

Retail

R

5%
EBITDA Growth
in 2018

25%
Percentage of Total
Gross Margin Related
to Proprietary Products
in 2018

59%
Cash Operating
Coverage Ratio
in 2018

53
Retail Locations
Acquired
in 2018

Retail Operating Environment

Overview

Today's grower relies heavily on the expertise of the agricultural retailer to provide yield enhancing solutions through all crop inputs, agronomic advice, application services, data analysis, and financing. Agricultural retail is comprised of a distribution network serving growers within a local region. The network of retail facilities allows for logistical and working capital efficiencies, while providing products and services to the grower in a timely manner. Retailers deal with numerous vendors of crop inputs—so the scale of the retailer can provide procurement savings. The numerous challenges that growers face on a daily basis creates the opportunity for the retailer to be a business partner with the grower, and to provide meaningful support and guidance while improving economic and crop productivity.

Competitive Landscape

The retail landscape in most developed agriculture markets is comprised of numerous competitors of differing size and ownership structure. It is a fragmented market and continues to require scale to be able to meet evolving grower needs. Growers want more services and solutions, rooted in analytics, delivered in a shorter time window than ever before.

In North America and Australia, we compete with large national retailers, co-operatives and smaller independent operations. In Brazil, the market is characterized by smaller independent owners and represents an opportunity for larger retailers, including Nutrien, to provide a significant improvement in grower performance.

Key Success Factors

Meeting the needs of the grower requires the capability to deliver a wide range of bulk products in a timely and cost-effective manner. The ability to provide application services, agronomic advice, technology and financial services further enhances the relationship with the grower. This requires significant scale and investment supported by the latest in agricultural technology. As the majority of products and services are required in a very short application window, it is critical that the retail network is able to deliver when the grower is in the field. Strong relationships with suppliers of crop input products and prudent working capital management are crucial to the success of the retail operations.



NUTRIEN RETAIL REVENUE BY CROP (2018)
(percent)

- **24** Corn
- **16** Wheat
- **15** Soybean
- **8** Canola
- **7** Cotton
- **30** All Other

Source: Nutrien



US RETAIL MARKET SHARE BY REVENUE (2018)
(percent)

- **19** Nutrien Ag Solutions©
- **30** All Combined Co-operatives
- **26** All Combined Independents
- **25** Other Major Retailers

Source: CropLife and Internal Estimates

R

Our Business

Our Nutrien Ag Solutions© and Landmark© Retail businesses provide complete agricultural solutions, including nutrients, crop protection products, seed, services and agronomic advice to growers. As the world's largest retail distributor of crop inputs, we operate more than 1,700 Retail facilities across the US, Canada, Australia and key areas of Latin America. Our operations service more than 100 crops globally, with corn, soybeans, wheat and canola being the majority of our business.

We have approximately 3,300 agronomists and field experts working directly with growers, helping them optimize crop yields and maximize economic returns on their farms. Our experts help growers implement sustainable management practices based on a thorough understanding of soils, climate conditions and crop requirements, and utilizing our portfolio of leading products and services.

Products & Services	Purpose for the Grower
Crop Nutrients	Crop nutrients are the essential fertilizers of potash, nitrogen, phosphate, sulfates and micronutrients that allow plants to grow and provide meaningful nutrition to our planet.
Crop Protection Products	Crop protection products are a broad spectrum of herbicides, fungicides, insecticides and adjuvants products that help growers minimize yield losses from weeds, diseases and insects.
Seed	We provide the seed and seed-related information and analysis our customers require. We sell seed brands from top global suppliers as well as our proprietary seed products that include licensed traits best suited for the grower's specific geography.
Merchandise	Merchandise includes a variety of products in Australia and Canada, including most notably fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment. It also includes the fuel and equipment businesses in Canada.
Service and Other	This includes services, such as product application, soil and leaf testing, crop scouting and precision agriculture services under our ECHELON® platform and financial services. We maintain a large fleet of application equipment and other rolling stock to ensure timely and optimal applications of both nutrients and crop protection products in a safe and effective manner for our growers.

We also manufacture and sell several advanced proprietary crop protection products and nutritionals under the Loveland Products® brand, seed products under the brand names Dyna-Gro® and Proven™, and animal health products under the Dalgety® brand. These leading crop input and animal health products provide farmers and ranchers with a portfolio of useful and competitive choices to successfully grow and protect their crops and livestock. The crop protection products also provide meaningfully higher margins than vendor brand offerings as we procure and blend the products at seven formulation facilities across the globe.

     

In 2018, Nutrien Ag Solutions created an award-winning integrated digital platform for customers and our crop consultants to harness technology and help growers achieve the best outcomes on their farms. The customer portal was launched with industry leading tools such as customer account management, weather data, and interpretation and commodity data—all on one digital platform.

In 2019, we will be focused on adding other valuable applications such as e-commerce capabilities, allowing both customers and crop consultants to place online orders for crop protection products. Developing tools for crop planning and digital agronomy will be a key focus, with actionable crop plans and tailored agronomic insights tied to the purchase of specific products and services.

Our digital omni-channel will allow our customers and crop consultants to interact easily and cohesively, while using information and analytics directly tied to a product purchase interface and an account management tool. The value of this customer portal is demonstrated with customers representing over 50 percent of our historical sales now signed up at the end of 2018.

We are also expanding the financial services we offer to our customers through Nutrien Financial™ and ARM™. We are currently in the process of expanding our lending capabilities while minimizing collection risk. This will further support our customers' annual crop input purchases.

Standard Retail Facility Operations


Dry fertilizer storage
Liquid fertilizer
Crop protection products & seed storage
Ammonia storage
Weigh scale
Maintenance shop
Office
CUSTOMER PORTAL
Weather
Markets
1
2
3
4
5
6
7

1 DIGITAL SOLUTIONS
Nutrien offers a digital tool that provides full account management, agronomic insights and hands-on customer support that drives economic value for our grower customers.

2 OFFICE
In addition to a grower's farm, the office is another focal point for customer interaction and retail administration. Our Australian operations also include merchandise for sale.

3 APPLICATION EQUIPMENT FLEET
Nutrien has the largest fleet of nutrient and crop protection application equipment in North America to better serve our grower customers.

4 FERTILIZER STORAGE
Retail locations will have containment and storage on-site for all major fertilizers such as ammonia, urea, liquid UAN, potash and phosphate.

5 CROP PROTECTION PRODUCTS & SEED STORAGE
Other important crop input products such as seed and crop protection products will be stored on-site for timely distribution to customers.

6 MAINTENANCE SHOP
Maintenance of equipment is important for effective and timely delivery of products and services.

7 PRODUCTS, SERVICES & SOLUTIONS FOR GROWERS
Our one-stop package for growers helps them achieve success and yield enhancement throughout the annual agricultural cycle.

2018 Market Conditions

US/China trade restrictions pressured crop prices while weather issues impacted spring and fall application seasons.

Global grain and oilseed prices were mixed in 2018, influenced primarily by Chinese trade restrictions on US soybeans, broad market volatility from political uncertainty and historically high yields. Robust demand for corn and other grains helped support year-over-year price increases, while soybean prices declined. Farmers in key growing regions continued to plant large crop acreage and make decisions to maximize yields. Due to a strong demand environment, global grain stocks decreased year-over-year, including a 13 percent decline in US stocks. Global and US grains stocks-to-use is now the lowest since 2014.

North American planting was delayed due to cold and wet weather in the spring, resulting in a condensed application season and a shift in Retail sales into the second quarter. Crop conditions improved through the growing season, supporting above trend yields, increased production and reduced need for crop protection products. With one of the wettest fall seasons in the US in over 100 years, growers applied lower volumes of fall fertilizer and crop protection products.

In 2018, Australia weather was extremely dry with multi-decade low rainfalls. Crop input demand remained relatively strong despite the severe drought conditions.

Market Outlook

We expect increased acreage of input intensive crops such as corn and cotton to support North American crop input expenditure in 2019.

North American grower economics continue to be challenged as a result of the impact of record corn and soybean yields and the US-China trade dispute on crop prices and demand. However, given current prices and supply/demand fundamentals, we expect two to four million acres of increased US corn and cotton in place of soybeans, which is supportive of fertilizer, seed and crop protection demand.

The poor fall application season is expected to lead to a significant proportion of pre-plant field work to be done in the spring. We expect this to lead to higher-than-normal spring nitrogen demand, which tends to be particularly supportive to urea and UAN. Potash and phosphate demand is also expected to be supported by the short fall application window and high nutrient removal as a result of record yields.

Globally, weather will be an important factor as dryness is currently prevalent in Brazil, while conditions in Argentina have been relatively favorable. Soybean growers in both countries have benefited from the US-China trade dispute and higher prices, particularly on a local currency basis. The soil moisture conditions in Australia have improved, but precipitation during the winter crop growing season will be critical to 2019 crop production.



CASH GROWER MARGINS[1]
(local currency margin/acre)

Source: USDA, Green Markets, CME Group, IMEA, Nutrien

RETAIL EBITDA & MARGIN[1]
(percent)   ($ millions)
● Retail EBITDA   ● 2019 EBITDA Guidance   — Retail EBITDA Margin

$769 $951 $986 $1,119 $1,033 $1,091 $1,145 $1,206 $1,400 / $1,300

Source: Nutrien

[1] 2016–2017 margins are based on average realized cash crop prices and estimated average fertilizer costs; 2018F margins are based on new crop 2018 futures prices less estimated basis and estimated average retail fertilizer prices; 2019F margins are based on new crop 2019 futures prices less estimated bases and estimated spot retail fertilizer prices; Brazilian grower margins are based on IMEA cost of production and price estimates for Mato Grosso.

[1] 2011 to 2017 data is based upon legacy Agrium financials.

Retail Financial Performance

	Dollars (millions)					Gross Margin Dollars (millions)					Gross Margin (percentage)		
	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change	**Nutrien 2018**	Nutrien 2017	% Change	PCS 2017	% Change	**Nutrien 2018**	Nutrien 2017	PCS 2017
Sales													
Crop nutrients [1,2]	$ 4,577	$ 4,121	11	$ –	n/m	$ 923	$ 848	9	$ –	n/m	20	21	–
Crop protection products	4,862	4,937	(2)	–	n/m	1,155	1,185	(3)	–	n/m	24	24	–
Seed	1,687	1,628	4	–	n/m	333	325	2	–	n/m	20	20	–
Merchandise	734	683	7	–	n/m	103	106	(3)	–	n/m	14	16	–
Services and other	810	734	10	–	n/m	521	482	8	–	n/m	64	66	–
	12,670	12,103	5	–	n/m	$ 3,035	$ 2,946	3	$ –	n/m			
Cost of goods sold	(9,635)	(9,157)	5	–	n/m								
Gross margin	3,035	2,946	3	–	n/m								
Expenses [3]	(2,328)	(2,090)	11	–	n/m								
EBIT	707	856	(17)	–	n/m								
Depreciation and amortization	499	289	73	–	n/m								
EBITDA	$ 1,206	$ 1,145	5	$ –	n/m								

1 Sales tonnes were 10,689,000 tonnes (2017 (Nutrien) – 10,202,000 tonnes), average per tonne prices were $428 (2017 (Nutrien) – $404) and average margin per tonne was $86 (2017 (Nutrien) – $83).
2 Includes intersegment sales. See note 4 to the financial statements.
3 Includes selling expenses of $2,303 million (2017 (Nutrien) – $2,007 million).



RETAIL GROSS MARGIN CHANGES BY PRODUCT
($ millions)

Source: Nutrien

The most significant contributors to the change in EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

		2018 vs 2017 (Nutrien)	**2018 vs 2017 (PotashCorp)**
Sales volumes	↑	Crop nutrient volumes were up across all geographic locations with much of the increase coming from Australia and North America acquisitions.	PotashCorp did not have Retail operations prior to the Merger.
	↓	Crop protection volumes decreased mainly due to adverse weather in North America and Australia.	
	↑	Strong cotton seed volumes in the US more than offset lower seed volumes in Australia caused by dry weather.	
	↑	Merchandise sales increased in Canada primarily due to higher fuel sales and in Australia primarily due to increased animal health volumes.	
	↑	Services and other sales increased primarily due to higher livestock sales and wool commissions in Australia.	
Sales prices	↑	Crop nutrients prices were higher in all geographic locations consistent with higher global benchmark prices.	
Gross margin	↑	Crop nutrient gross margin was higher primarily due to increased volumes in all geographic locations. Gross margin percentage was flat due to the increase in selling prices being offset by rising costs.	
Selling expenses	↓	Expenses were up due to higher depreciation and amortization discussed below and increased payroll from acquisitions.	
Depreciation and amortization	●	Expense was higher primarily due to the PPA adjustments as a result of the Merger and from recently acquired businesses.	

NUTRIEN RETAIL CROP NUTRIENT GROSS MARGIN AND SELLING PRICE

($ per tonne)



Source: Nutrien

GROSS MARGIN BY MARKET

(%)

● US ● Australia ● Canada ● South America



Source: Nutrien

SELECTED RETAIL FINANCIAL PERFORMANCE MEASURES

	Nutrien 2018	Nutrien 2017 [1]	% Change	PCS 2017
Comparable store sales	1%	0%	n/m	n/a
Normalized comparable store sales	(1%)	2%	n/m	n/a
Average working capital to sales	21%	17%	26	n/a
Cash operating coverage ratio	59%	60%	(2)	n/a

1 2017 average working capital to sales and cash operating coverage ratio are from Agrium's 2017 Annual Report.
n/m = not meaningful
n/a = not available

Normalized comparable store sales decreased due primarily to US and Australia weather-related impacts to fertilizer and crop protection sales volumes more than offsetting sales volume growth in Canada and South America.

Potash

K

48%	$205	$60	1.3MMT
Adjusted EBITDA Growth in 2018	Average Realized Net Selling Price per Tonne in 2018	Cash Cost of Product Manufactured per Tonne in 2018	Increase in Potash Sales in 2018

Potash Operating Environment

Overview

Potassium chloride (KCl), commonly called potash, is mined from ore deposits located deep underground or extracted from specific salt lakes or seas. Potash is sold into the agricultural market primarily as solid granular or standard products. Granular product has a larger and more uniformly shaped particle that can be easily blended with solid nitrogen and phosphate fertilizers; it is typically used in more advanced agricultural markets such as the US and Brazil. Standard product is more commonly used in major Asian markets.

Potassium plays an important role in the growth and development of plants by improving root and stem strength, water utilization and disease resistance, thereby enhancing taste, color and texture of food.

Competitive Landscape

Potash is found in significant quantity and quality in a limited number of countries. Canada has the largest known global reserves and approximately 35 percent of global production capability. More than 70 percent of the world's potash capacity is held by the six largest producers. Our primary competitors are located in Belarus, Canada, Germany, Israel, Jordan and Russia.

Most major potash consuming countries in Asia and Latin America have limited or no indigenous production capability and rely on imports to meet their needs. This is an important difference between potash and the other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, which results in a globally diversified marketplace.

The demand growth rate for potash has outpaced that of other primary nutrients, reaching over 4 percent CAGR between 2013-2018. This growth is driven by the biological requirement of higher yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

Key Success Factors

Securing access to high-quality deposits in a country with both political stability and infrastructure availability can present significant challenges to building new potash capacity. In addition, the extensive time and cost of building greenfield capacity provides a significant advantage to producers with the capability to expand production from existing facilities.

The most recent greenfield projects are estimated to have a cost of $2,300 to $2,700 per tonne of capacity with a seven-year timeline to commercial production.



GLOBAL POTASH CAPABILITY[1] (2018)
(percent share)

- 35 Canada
- 17 Russia
- 16 Belarus
- 5 Other
- 7 Western Europe
- 9 Middle East
- 11 China

Source: CRU, Fertecon, IFA, Nutrien


[1] Based on operational capability.



NUTRIEN POTASH PRODUCTION[1]
(million tonnes KCl)

2016	2017	2018	Production Capability[1]
10.8	12.2	12.8	18.0 (~5Mmt)

Source: Nutrien

[1] Assuming full ramp up of Saskatchewan mines.

Our Business

Nutrien is the world's largest producer of potash with access to decades of low-cost reserves from our six potash mines in Saskatchewan. We have at least 5 million tonnes of incremental operational capacity that we can bring on with limited capital as global demand grows. We also have the ability to add further brownfield expansions in Saskatchewan that are much lower cost than greenfield expansions. We have the most extensive distribution network in North America, and our investment in Canpotex provides low-cost marketing and logistics to the approximately 40 international markets we serve.

Nutrien's potash mines represent some of the lowest cost and highest quality mines in the world. We take great care to ensure our mines run at optimal levels and to undertake preventative maintenance to minimize safety risk and unscheduled downtime.

In September 2018, Nutrien announced the launch of the Potash Full Potential Program to drive a step change in safety, productivity, lower cost, and increase flexibility across our operations network in Saskatchewan. The program is also establishing the digital operations strategy for Potash and will leverage data, advanced analytics, automation and many other new technologies to accelerate results. We have commenced work at one site and will extend the program across our network through 2021.

Potash Production Process



1 ORE FROM MINE
Potash is mined using two- and four-rotor continuous boring machines.

2 UNDERGROUND ORE STORAGE
Conveyor belts carry ore to underground bins, where it is stored until transportation to the loading pocket of the shaft hoist.

3 PRODUCTION HOIST
Potash ore is hoisted to the surface through the production shaft.

4 MILLING PROCESS
Crushing, Grinding and Desliming → Flotation → Drying and Sizing → Compaction and Crystallization

5 FINISHED PRODUCTS & PRIMARY USES
- Standard Product – Solid Fertilizer
- Granular Product – Solid Fertilizer
- Soluble or Industrial Products
    – Solid or Liquid Fertilizer
    – Industrial

PRIMARY DISTRIBUTION METHODS
Rail and vessel

2018 Market Conditions

Robust potash consumption in key consuming regions resulted in the second consecutive year of record global potash demand.

We estimate global potash shipments reached 66.5 million tonnes in 2018, an increase of approximately 1.3 million tonnes from 2017, which represents a three-year CAGR of 3.3 percent and a five-year CAGR of 4.5 percent.

North American and South American growers replenished soil nutrients following record production and elevated yields, while growers in China and Other Asia improved soil fertility practices as a result of increased soil testing and improved agronomic practices. India continues to face political barriers to significantly growing potash demand; however, the agronomic need and willingness of farmers to improve yields persists.

Supply from new projects in Canada and the Former Soviet Union (FSU) region was slow to ramp up with less than 1.4 million tonnes of new potash from greenfield projects being produced in 2018. Limited new supply and strong global demand led to year-over-year price increases in spot markets of around 20 percent. Potash contracts with customers in China and India were concluded in the second half of 2018 with $60 per tonne and $50 per tonne increases, respectively, reflecting tight market fundamentals and higher spot market prices that existed all year.

Market Outlook

Positive global agricultural developments and lower inventories in key import regions could support another record year of shipments.

Potash market fundamentals remain firm, supported by strong demand growth and tight availability. Canpotex and several other suppliers have all reported they are fully committed through early 2019. While we do expect that product availability from greenfield plants will increase during 2019, this is expected to be partially offset by production curtailments and permanent mine closures from other existing producers.

We continue to observe positive agricultural developments in the standard-grade markets, particularly in China, where there has been a continuous shift to more potassium-intensive crops like fruits and vegetables. While the fertilizer subsidy policy in India and weaker palm oil economics may pose some near-term risks on demand in these regions, the long-term agronomic need for potash is undeniable.

High nutrient removal in 2018 related to expected record crop yields, combined with potash prices remaining affordable relative to grower revenues, are expected to support continued strong consumption in North American and Latin America. Along with lower inventories in key import regions to begin the year, we anticipate world potash shipments between 67 million to 69 million tonnes in 2019.

US MIDWEST POTASH PRICE
($/tonne)

- 2016: $263
- 2017: $277
- 2018: $311
- 10 Year Average (2009–2018): $441

Source: Fertilizer Week, Nutrien



GLOBAL POTASH SUPPLY & DEMAND
(million tonnes KCl)

Range · Demand* — Operational Capability

Source: CRU, Fertecon, IFA, Nutrien

* Demand growth range based on 20-year CAGR (2002 to 2022) of 2.8 to 3.0 percent.
5-year forecast range of 2.3 to 3.3 percent.



Potash Financial Performance



Dollars (millions)

	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change
Manufactured product [1]					
Net sales					
North America	$ 1,007	$ 881	14	$ 639	58
Offshore	1,657	1,167	42	989	68
	2,664	2,048	30	1,628	64
Cost of goods sold	(1,182)	(1,115)	6	(824)	43
Gross margin	1,482	933	59	804	84
Other [2]	2	–	–	–	n/m
Gross margin	1,484	933	59	804	85
Impairments [3]	(1,809)	–	n/m	–	n/m
Expenses [4]	(282)	(195)	45	(179)	58
EBIT	(607)	738	n/m	625	n/m
Depreciation and amortization	404	345	17	232	74
EBITDA	$ (203)	$ 1,083	n/m	$ 857	n/m
Adjusted EBITDA	$ 1,606	$ 1,083	48	$ 857	87

Tonnes (thousands)

	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change
North America	4,693	4,535	3	3,201	47
Offshore	8,326	7,193	16	6,096	37
	13,019	11,728	11	9,297	40

Average per Tonne

	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change
North America	$ 214	$ 194	10	$ 200	7
Offshore	$ 199	$ 162	23	$ 162	23
	$ 205	$ 175	17	$ 175	17
Cost of goods sold	$ (91)	$ (95)	(4)	$ (89)	2
Gross margin	$ 114	$ 80	43	$ 86	33
Depreciation and amortization	$ 31	$ 29	7	$ 25	24
Gross margin excluding depreciation and amortization	$ 145	$ 109	33	$ 111	31

1 Includes intersegment sales. See note 4 to the financial statements.
2 Includes other potash and purchased products and is comprised of net sales of $3 million (2017 (Nutrien) – $9 million, 2017 (PotashCorp) –$5 million) less cost of goods sold of $1 million (2017 (Nutrien) – $9 million, 2017 (PotashCorp) – $5 million).
3 Impairment of property, plant and equipment of $1,809 million (2017 (Nutrien) – $NIL, 2017 (PotashCorp) – $NIL). See note 16 to the financial statements.
4 Includes provincial mining and other taxes of $244 million (2017 (Nutrien) – $159 million, 2017 (PotashCorp) – $146 million).

n/m = not meaningful



POTASH GROSS MARGIN CHANGES BY MARKET
($ millions)

Source: Nutrien

The most significant contributors to the change in EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

		2018 vs 2017 (Nutrien)		2018 vs 2017 (PotashCorp)
Volumes	↑	Offshore volumes were higher due to increased demand and a higher Canpotex allocation.	↑	Offshore volumes were higher due to increased demand and a higher Canpotex allocation.
	↑	North America volumes were up primarily due to increased intercompany sales to Retail and lower imports.	↑	North America volumes were up primarily due to lower imports.
			↑	Volumes were also higher as a result of the Merger, specifically the addition of the Vanscoy Potash mine and intercompany sales to Retail.
Net sales prices	↑	Selling prices were higher due to increased prices in all major spot markets due to strong demand.	↑	Selling prices were higher due to increased prices in all major spot markets due to strong demand.
Cost per tonne	↑	Costs decreased due to our portfolio optimization and results from our cost reduction strategy more than offsetting increased depreciation related to PPA adjustments as a result of the Merger.	↓	Costs increased due to the addition of Agrium's operations and higher depreciation on the related PPA adjustments as a result of the Merger.



	2018 vs 2017 (Nutrien)	2018 vs 2017 (PotashCorp)
Impairment of property, plant and equipment ↓	A non-cash impairment of property, plant and equipment was recorded as a result of the decision to safely shut down our New Brunswick operations due to the operations no longer being part of our medium or long-term strategic plans. See note 16 to the financial statements.	A non-cash impairment of property, plant and equipment was recorded as a result of the decision to safely shut down our New Brunswick operations due to the operations no longer being part of our medium or long-term strategic plans. See note 16 to the financial statements.
Provincial mining and other taxes ↓	Under Saskatchewan provincial legislation, we are subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.	Provincial mining and other taxes increased primarily due to stronger potash prices.
Depreciation and amortization ●	Expenses were higher due to PPA adjustments as a result of the Merger and increased sales volumes.	Expenses were higher due to the addition of the Vanscoy Potash mine, increased sales volumes and PPA adjustments as a result of the Merger.

CANPOTEX SALES BY MARKET

(percentage of sales volumes)	Nutrien 2018	Nutrien 2017	% Change
Latin America	33	30	10
Other Asian markets [1]	31	33	(6)
China	18	18	–
India	10	12	(17)
Other markets	8	7	14

1 All Asian markets except China and India.



NUTRIEN POTASH GROSS MARGIN AND NET SALES PRICE
($ per tonne)

Source: Nutrien



NUTRIEN POTASH SALES VOLUMES
(million tonnes)

Source: Nutrien

POTASH PRODUCTION

(million tonnes KCl)	Nameplate Capacity [1]	Operational Capability [2] 2019	Operational Capability [2] 2018	Nutrien Production 2018	Nutrien Production 2017
Rocanville Potash	6.5	5.4	5.2	5.22	4.86
Allan Potash	4.0	2.8	2.6	2.41	1.83
Vanscoy Potash	3.0	2.2	2.7	2.24	2.42
Lanigan Potash	3.8	2.1	2.0	1.96	1.82
Cory Potash [3]	3.0	1.0	0.8	0.81	0.99
Patience Lake Potash	0.3	0.3	0.3	0.20	0.30
Total	20.6	13.8	13.6	12.84	12.22

1 Represents estimates of capacity as at December 31, 2018. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

2 Estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year). Estimate does not include inventory-related shutdowns and unplanned downtime.

3 In November 2016, we announced operational changes at Cory Potash to produce only white potash, with an expected operational capability of approximately 0.8 million tonnes per year. In 2019, Cory Potash commenced partial operation of the red mill. Additional operational capability is achievable with increased staffing.

Nitrogen

N

43%
EBITDA growth
in 2018

$2.83
Average Natural Gas
Cost in Production per
MMBtu in 2018

$112
Gross Margin
per Tonne in 2018
(excluding depreciation
and amortization)

92%
Ammonia Operating
Rate in 2018
(excludes Trinidad and Joffre)

Nitrogen Operating Environment

Overview

Synthesized from hydrogen sources (primarily natural gas or coal), steam and air, ammonia (NH_3) is a concentrated source of nitrogen and the basic feedstock for all upgraded nitrogen products.

Nitrogen is required by every living cell and is a fundamental building block of plant proteins that improve crop yield and quality. Nitrogen is also used in a variety of industrial products such as plastic resins, adhesives and emissions control.

Competitive Landscape

Production of nitrogen is the most geographically diverse of the three primary nutrients due to the widespread availability of hydrogen sources. Ammonia is primarily consumed close to the regions in which it is produced due to the high cost of transportation, whereas urea and nitrogen solutions are more widely transported and traded. We compete with other producers in Canada, the US and a number of offshore suppliers.

In recent years, a significant amount of new capacity was built in locations with access to low-cost gas, which displaced higher-cost exports from regions such as China and Europe. The US remains the largest importer of nitrogen and a key driver of global trade despite a significant increase in domestic capacity and production over the past few years.

Key Success Factors

Natural gas can represent up to 60 percent to 80 percent of the cash cost of producing a tonne of ammonia, and a low-cost and reliable source of feedstock is therefore

imperative. Having reliable production assets located in key consuming regions is also advantageous as the risk and cost of transportation is significantly reduced.



GLOBAL NITROGEN CAPABILITY[1] (2018)
(percent share)

- **31** China
- **8** India
- **8** US
- **11** Europe
- **18** Middle East & Africa
- **4** Other Asia
- **20** Other

Source: CRU, Fertecon, IFA, Nutrien



UREA CASH COST & PRICE COMPARISON
($/tonne)

● Other Cost ● Gas Cost

2018 Pacific NorthWest Urea Price

2018 NOLA Urea Price

W. Canada *, US Gulf, Trinidad, W. Eur. Hub, China Bituminous, W. Eur. Formula, Ukraine, China Anthracite, China Gas

Source: CRU, Fertecon, Argus, Nutrien



[1] Based on operational capability.

* Western Canadian cash cost is shown as FOB.

Our Business

Nutrien has a total of 7.1 million mt of ammonia capacity and the ability to produce and sell more than 11 million tonnes of total nitrogen products. Our asset base is highly flexible, allowing us to optimize product mix and profitability in response to changing market conditions. Our nitrogen plants in Canada and the US have access to low-cost natural gas and benefit from regional selling advantages. We also operate a large-scale nitrogen facility in Trinidad with gas costs indexed primarily to ammonia prices, providing for greater margin stability and access to import markets. In 2018, we signed new long-term gas contracts with the Government of Trinidad.

Approximately half of our nitrogen sales are agricultural related and the remaining sold for industrial purposes. A portion of our industrial sales are linked to natural gas costs, reducing variability in margins. We are currently reviewing a number of brownfield growth opportunities across our Nitrogen system that could increase total capacity and our upgraded product capability.

Nitrogen Production Process



CO_2
Natural Gas
Air
2
Nitric Acid Plant
Nitric Acid
Solutions Plant
1
Ammonia Plant
Liquid Urea
Liquid Ammonia Nitrate
Urea Plant
Ammonia
Ammonium Nitrate Plant

1 AMMONIA PLANT
Ammonia is synthesized from natural gas, air and steam.

2 DOWNSTREAM PLANTS
Our nitrogen products (including ammonia) can be sold as is or upgraded to value-added products.

3 FINISHED PRODUCT & PRIMARY USES
- Ammonia – Fertilizers & Industrial
- Urea – Fertilizers, Feed & Industrial
- Nitric Acid – Industrial
- Ammonium Nitrate – Industrial
- Solutions – Fertilizers & Industrial

PRIMARY DISTRIBUTION METHODS
Rail, truck, vessel and pipeline

2018 Market Conditions

Nitrogen prices were supported by limited new supply, production curtailments and higher feedstock prices.

Urea benchmark prices rose 20 to 25 percent in 2018 as export volumes from high-cost producing regions such as China and Europe declined significantly, more than offsetting new capacity additions that have come online over the past few years. Chinese urea exports were 2.4 million tonnes in 2018, down 2.3 million tonnes compared to 2017. Chinese urea production has been pressured by domestic environmental regulation—resulting in shutdowns—as well as higher energy feedstock costs. European nitrogen production costs also supported global prices as domestic natural gas prices increased by between 30 and 40 percent year-over-year.

Ammonia prices reached a two-year high supported by a balanced trade market. Growing ammonia requirements in key importing regions, such as China and Morocco, in addition to lower global export supply, offset the effect of lower import requirements in the US due to increased domestic production.

Approximately 70 percent of our nitrogen production is located in North America where natural gas prices remained subdued in 2018 relative to the rest of the world. In 2018, Canadian AECO benchmark gas prices were $1.19/MMBtu and US NYMEX gas prices were $3.09/MMBtu.

Market Outlook

Strong demand and limited supply additions expected to support prices.

We expect that limited urea capacity additions, combined with further closures, will support further tightening of the urea supply/demand balance in 2019. Chinese urea export availability is expected to remain constrained due to the impact of environmental regulations and its relatively high cost inputs, which supports the global floor price for nitrogen. Coal prices have remained relatively stable entering 2019 and Chinese production levels are in line with year ago levels. The US sanctions on Iran also place significant uncertainty around Iran's urea export potential, which could tighten the global urea market and provide support to urea prices.

The ammonia market entered 2019 under pressure as energy prices have softened and buyers anticipate new supply, but the high-cost positions from European suppliers will continue to establish the floor.

Nitrogen demand is expected to increase by approximately 2 percent in 2019. We expect a two to four million acre increase in US corn and cotton acreage in 2019, which will support robust US nitrogen consumption. Furthermore, we expect the poor fall application season will result in a higher than normal proportion of nitrogen applications in the spring, supporting spring demand, particularly for urea and UAN.

US NOLA UREA PRICE
($/tonne)

- 2016: $228
- 2017: $228
- 2018: $285
- 10 Year Average (2009-2018): $347

Source: Fertilizer Week, Nutrien



GLOBAL NITROGEN SUPPLY & DEMAND
(million tonnes nitrogen)

● Demand*   ─ Operational Capability

Source: CRU, Nutrien

* Demand growth based on 20-year CAGR (2002 to 2022) of 2 percent.

Nitrogen Financial Performance

	Dollars (millions)					Tonnes (thousands)					Average per Tonne				
	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change	**Nutrien 2018**	Nutrien 2017	% Change	PCS 2017	% Change	**Nutrien 2018**	Nutrien 2017	% Change	PCS 2017	% Change
Manufactured product [1]															
Net sales															
Ammonia	$ 903	$ 911	(1)	$ 584	55	3,330	3,404	(2)	2,205	51	$ 271	$ 267	1	$ 265	2
Urea	895	672	33	302	196	3,003	2,641	14	1,166	158	$ 298	$ 254	17	$ 259	15
Solutions and nitrates	644	594	8	421	53	3,925	3,808	3	2,946	33	$ 164	$ 156	5	$ 143	15
	2,442	2,177	12	1,307	87	10,258	9,853	4	6,317	62	$ 238	$ 221	8	$ 207	15
Cost of goods sold	(1,729)	(1,670)	4	(1,066)	62						$(168)	$(170)	(1)	$(169)	(1)
Gross margin	713	507	41	241	196						$ 70	$ 51	37	$ 38	84
Other [2]	67	48	40	15	347	Depreciation and amortization					$ 42	$ 30	40	$ 32	31
Gross margin	780	555	41	256	205	Gross margin excluding depreciation and amortization					$ 112	$ 81	38	$ 70	60
Expenses	(47)	(34)	38	(21)	124										
EBIT	733	521	41	235	212										
Depreciation and amortization	429	291	47	203	111										
EBITDA	$ 1,162	$ 812	43	$ 438	165										

1 Includes intersegment sales. See note 4 to the financial statements.
2 Includes other nitrogen and purchased products and is comprised of net sales of $417 million (2017 (Nutrien) – $462 million, 2017 (PotashCorp) – $33 million) less cost of goods sold of $350 million (2017 (Nutrien) – $414 million, 2017 (PotashCorp) – $18 million).



NITROGEN GROSS MARGIN CHANGES BY PRODUCT MIX
($ millions)

Source: Nutrien

The most significant contributors to the change in EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

	2018 vs 2017 (Nutrien)		**2018 vs 2017 (PotashCorp)**
Volumes	↑ Total sales volumes were up in 2018 due to higher reliability/utilization rates at our facilities, and higher production of upgraded products such as urea and UAN solutions, partly due to the continued ramp up at our Borger urea facility.	↑	Volumes increased primarily as a result of the Merger.
	↓ Ammonia sales volumes were lower due primarily to increased production of upgraded nitrogen products, limiting excess ammonia available for sale.		
Net sales prices	↑ Our average price increased for all manufactured product categories, reflecting the impact of higher fertilizer benchmarks supported by tight supply and continued demand growth.	↑	Our average price for all manufactured product categories was higher, reflecting the impact of higher fertilizer benchmarks supported by tight supply and continued demand growth.
	↓ Realized prices in parts of our industrial portfolio (mainly ammonia and nitrates) were lower given lower natural gas prices in Canada.		

	2018 vs 2017 (Nutrien)	2018 vs 2017 (PotashCorp)
Cost per tonne	↑ Costs decreased due to lower natural gas costs, higher utilization and from realized synergies, which more than offset higher depreciation and amortization related to PPA adjustments as a result of the Merger. ↑ Average natural gas costs, including our hedge position, decreased 7 percent, principally as a result of lower AECO index prices and a reduced realized impact from gas derivatives, partly offset by higher gas costs in Trinidad (contract prices indexed primarily to Tampa ammonia prices).	↑ Costs decreased due to lower natural gas costs (discussed below) and higher operating rates more than offsetting higher depreciation and amortization related to PPA adjustments as a result of the Merger. ↑ Average natural gas costs, including our hedge position, decreased 17 percent due to the relatively lower-cost gas available at our Alberta facilities acquired in the Merger, partially offset by higher gas costs in Trinidad (contract prices indexed primarily to Tampa ammonia prices).
Expenses	● There were no significant changes between 2017 and 2018.	↓ Expenses were higher in 2018 due to the addition of Agrium's operations in the Merger.
Depreciation and amortization	● Expense was higher in 2018 due to higher volumes and the PPA adjustments as a result of the Merger.	● Expense was higher in 2018 due to higher volumes and the PPA adjustments as a result of the Merger.

	Sales Tonnes (thousands)			Average Net Sales Price per Tonne		
	Nutrien 2018	Nutrien 2017	PCS 2017	Nutrien 2018	Nutrien 2017	PCS 2017
Fertilizer	5,340	5,093	2,564	$ 254	$ 226	$ 215
Industrial and feed	4,918	4,760	3,753	$ 220	$ 215	$ 201
	10,258	9,853	6,317	$ 238	$ 221	$ 207

NUTRIEN NITROGEN GROSS MARGIN, NET SALES PRICE AND NATURAL GAS COSTS

($ per tonne) ($ per MMBtu)


Gross Margin
Net sales price
Average natural gas costs in production
300
200
100
0
6
4
2
0
72
64
20
43
57
78
57
82
51
70
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2017
2018
2017
2018
Annual

Source: Nutrien

NUTRIEN NITROGEN SALES VOLUMES

(million tonnes)


Ammonia
Urea
Solutions & nitrates
12
8
4
0
2.38
2.82
2.28
2.37
2.30
3.06
2.46
2.43
9.85
10.26
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2017
2018
2017
2018
Annual

Source: Nutrien

NITROGEN PRODUCTION

(million tonnes product)	Ammonia [1] Annual Capacity [3]	Ammonia [1] Production Nutrien 2018	Ammonia [1] Production Nutrien 2017	Urea [2] Annual Capacity [3]	Urea [2] Production Nutrien 2018	Urea [2] Production Nutrien 2017
Trinidad Nitrogen	2.2	1.88	1.94	0.7	0.58	0.55
Redwater Nitrogen	0.9	0.88	0.80	0.7	0.73	0.53
Augusta Nitrogen	0.8	0.72	0.60	0.5	0.52	0.45
Lima Nitrogen	0.8	0.67	0.65	0.4	0.46	0.44
Carseland Nitrogen	0.5	0.52	0.46	0.7	0.68	0.51
Joffre Nitrogen	0.5	0.47	0.31	–	–	–
Geismar Nitrogen	0.5	0.44	0.47	0.4	0.26	0.23
Fort Saskatchewan Nitrogen	0.4	0.40	0.46	0.4	0.37	0.43
Borger Nitrogen	0.5	0.39	0.31	0.6	0.42	0.23
Total	7.1	6.37	6.00	4.4	4.02	3.37

1 All figures are shown on a gross production basis.
2 Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.
3 Annual capacity estimates include allowances for normal outages and planned maintenance shutdowns.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Phosphate &
Sulfate

P

$383M
EBITDA growth
in 2018

$416
Average Realized
Net Selling Price
per Tonne in 2018

$92
Gross Margin
per Tonne in 2018
(excluding depreciation
and amortization)

90%
Operating Rate
in 2018
(excludes Geismar)

Phosphate Operating Environment

Overview

Phosphate rock is mined from underground ore deposits and dissolved in a mixture of phosphoric and sulfuric acids. This results in the production of additional phosphoric acid, which is the feedstock for most fertilizer, industrial and feed phosphate products.

Phosphoric acid can be combined with ammonia and granulated to produce solid fertilizers such as DAP and MAP, evaporated to produce merchant-grade phosphoric acid (MGA), or further evaporated to produce superphosphoric acid (SPA), which is then converted into liquid fertilizer. It is also widely used as an input for animal feed and industrial products.

Competitive Landscape

Phosphate rock is found in significant quantity and quality in only a handful of geographic locations, and few with a progressive ethical and sustainability record.

There are a number of factors that can affect the viability of developing a rock deposit for mining. These include the quality of the deposit, government stability, access to financing, environmental requirements and proximity to target markets. Given the concentration of deposits in North Africa and the Middle East, government stability is

a major factor to consider when evaluating potential phosphate project developments. We compete with producers primarily from China, Morocco, Russia, Saudi Arabia and the US.

Significant low-cost capacity has been commissioned over the past few years, including most notably in Morocco and Saudi Arabia. This, in turn, has pressured higher-cost supply in China leading to significant production curtailments and industry restructuring.

Key Success Factors

Approximately 70 percent of global phosphate production is integrated with captive sources of phosphate rock, which provides a significantly lower cost of production relative to non-integrated producers. Access to high-quality rock not only provides cost advantages, but also

the ability to produce a more diversified product mix, including feed and industrial products. Having a reliable, lower-cost source of sulfur and ammonia is also a key factor that impacts margins.



GLOBAL PHOSPHATE CAPABILITY[1] (2018)
(percent share)

37	China
14	US
13	Morocco
8	Russia
4	Saudi Arabia
24	Other

Source: CRU, Fertecon, IFA, Nutrien



PHOSPHATE SALES TONNES
(million tonnes P_2O_5)

● Fertilizer ● Industrial ● Feed

Source: Nutrien



[1] Based on operational capability.

P

Our Business

Nutrien has two integrated phosphate facilities in the US, located near key fertilizer consuming markets. Due to the high quality of our rock, we are able to produce a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids.

We made the decision in 2018 to close our Geismar, LA phosphate facility and repurpose our Redwater, Alberta facility to double our ammonium sulfate capacity. We plan to increase production at our facilities in North Carolina and Florida to supply finished phosphate product into regions typically served by our Alberta facility. This strategy allowed us to eliminate the purchase of imported phosphate rock by the end of December 2018, while lowering per-tonne costs and maintaining existing sales volumes.

Phosphate Production Process


Sulfuric Acid
(from sulfuric acid plants)
3
Phosphate ore
from mine
1
2
Processing
4
Phosphoric
Acid Plants
Ore deposit
5
DOWNSTREAM PLANTS
• Superphosphoric Acid Plants
• Animal Feed Plants
• Purified Phosphoric Acid Plants
• Solid Fertilizer Plants
(requires the addition of ammonia)
6
PRIMARY FINISHED PRODUCTS
• Liquid Fertilizers
• Solid Fertilizers
• Feed & Industrial
PRIMARY DISTRIBUTION METHODS
Rail, truck and vessel

1 PHOSPHATE ORE FROM MINE
Overburden (layers above the phosphate) is removed, then draglines mine the ore. Subsequently, this land is reclaimed.

2 PROCESSING
Ore is pumped through a pipeline to processing: screening, washing, floating, dewatering and calcination, if required, to create phosphate rock.

3 SULFURIC ACID
Purchased sulfur is converted into sulfuric acid.

4 PHOSPHORIC ACID PLANTS
Phosphoric acid – the feedstock for all our phosphate products – is produced from phosphate rock by the addition of concentrated sulfuric acid. Gypsum is a byproduct produced by this process.

2018 Market Conditions

Production curtailments, delayed ramp-up of new projects and strong import demand supported phosphate prices.

Global phosphate fertilizer prices increased more than 20 percent in 2018 as the effect of production curtailments in the US and delayed ramp-up of projects in Morocco and Saudi Arabia helped to balance market supply. In addition, Chinese phosphate exports in the first half of 2018 were lower year-over-year due to more stringent environmental regulation. Subsequently, Chinese exports in the second half of 2018 increased as some environmental audits concluded, production rates increased and the ability to export more phosphate returned.

Global import demand for phosphate was strong in 2018 with record import volumes in the US and Brazil and multi-year high import volumes in India. Imports continue to represent a larger share of US supply considering recent domestic closures and curtailments, while demand in Brazil reached record levels due to agricultural expansion and improved agronomic practices. Despite unfavorable government policy and a weakening rupee, demand in India was strong in 2018. Higher raw material costs for ammonia, sulfur and phosphate rock in 2018 pressured Indian production of phosphate fertilizers requiring higher year-over-year imports to meet increasing domestic demand.

Market Outlook

Supplies from major exporters and feedstock costs are key factors to watch.

We expect demand growth for phosphate will match historical trends of 2 percent in 2019, and believe import requirements from India will be significant as its domestic production remains low due to favorable DAP import economics versus domestic DAP production.

New capacity in Morocco and Saudi Arabia is expected to further ramp up in 2019 after delays in 2018. However, the new supply could be largely absorbed by global demand increases, and Chinese export supplies may be constrained due to environmental pressure.

We expect movement in ammonia and sulfur prices to continue to influence phosphate prices in 2019.



US NOLA DAP PRICE
($/tonne)

Source: Fertilizer Week, Nutrien



GLOBAL PHOSPHATE SUPPLY & DEMAND
(million tonnes P_2O_5)

Source: CRU, Nutrien

* Demand growth based on 20-year CAGR (2002 to 2022) of 2 percent.

Phosphate & Sulfate Financial Performance

	Dollars (millions)					Tonnes (thousands)					Average per Tonne				
	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change
Manufactured product [1]															
Net sales															
Fertilizer	$ 995	$ 800	24	$ 609	63	2,425	2,285	6	1,809	34	$ 410	$ 350	17	$ 337	22
Industrial and feed	424	423	–	494	(14)	847	868	(2)	1,002	(15)	$ 500	$ 487	3	$ 493	1
Ammonium sulfate	85	81	5	–	n/m	340	345	(1)	–	n/m	$ 250	$ 235	6	–	n/m
	1,504	1,304	15	1,103	36	3,612	3,498	3	2,811	28	$ 416	$ 373	12	$ 393	6
Cost of goods sold	(1,377)	(1,601)[2]	(14)	(1,471)	(6)						$(381)	$(457)	(17)	$(523)	(27)
Gross margin	127	(297)	n/m	(368)	n/m						$ 35	$ (84)	n/m	$(130)	n/m
Other [3]	1	5	(80)	2	(50)	Depreciation and amortization					$ 57	$ 68	(16)	$ 78	(27)
Gross margin	128	(292)	n/m	(366)	n/m	Gross margin excluding depreciation and amortization					$ 92	$ (16)	n/m	$ (52)	n/m
Expenses	(26)	(23)	13	(14)	86										
EBIT	102	(315)	n/m	(380)	n/m										
Depreciation and amortization	206	240	(14)	220	(6)										
EBITDA	$ 308	$ (75)	n/m	$ (160)	n/m										

1 Includes intersegment sales. See note 4 to the financial statements.
2 Includes a non-cash impairment of property, plant and equipment of $305 million.
3 Includes other phosphate and purchased products and is comprised of net sales of $163 million (2017 (Nutrien) – $53 million, 2017 (PotashCorp) – $8 million) less cost of goods sold of $162 million (2017 (Nutrien) – $48 million, 2017 (PotashCorp) – $6 million).
n/m = not meaningful



PHOSPHATE AND SULFATE GROSS MARGIN CHANGES BY PRODUCT MIX

($ millions)

	2017 Nutrien	Fertilizer	Industrial & Feed	Other	PPA	2018 Nutrien
	(292)	273	45	(4)	106	128

Source: Nutrien

The most significant contributors to the change in EBITDA were as follows (direction of arrows refers to impact on EBITDA and ● means no impact):

	2018 vs 2017 (Nutrien)	2018 vs 2017 (PotashCorp)
Volumes	↑ Volumes were up due to strong fertilizer demand and increased production levels at our phosphate facilities.	↑ Volumes increased primarily as a result of the Merger. ↓ Industrial volumes decreased primarily due to the decision to close our small phosphate facility at Geismar.
Net sales prices	↑ Our average realized fertilizer price was up due to strong demand and higher global sulfur benchmark prices.	↑ Our average realized fertilizer price was up due to strong demand and higher global sulfur benchmark prices.
Cost per tonne	↑ Industrial and feed costs were lower in 2018 than in 2017 due to the non-cash impairment of feed assets at Aurora in 2017. ↑ Fertilizer costs were lower in 2018 than in 2017 due to the non-cash impairment of White Springs assets due to sustained negative performance and the write-off of other assets that were no longer used in 2017, more than offsetting higher sulfur costs in 2018.	↑ Industrial and feed costs were lower in 2018 than in 2017 due to the non-cash impairment of feed assets at Aurora in 2017. ↑ Fertilizer costs were lower in 2018 than in 2017 due to the non-cash impairment of White Springs assets due to sustained negative performance and the write-off of other assets that were no longer used in 2017, more than offsetting higher sulfur costs in 2018.

	2018 vs 2017 (Nutrien)	2018 vs 2017 (PotashCorp)
Depreciation and amortization	• Expense was lower in 2018 primarily due to lower depreciable asset balances at our US facilities as a result of the non-cash impairments recorded in the latter half of 2017 and the impact of the PPA adjustments as a result of the Merger. The decrease was partially offset by an increase in depreciation at our Redwater facility due to a change in the assets' estimated useful lives.	• Expense was lower in 2018 primarily due to lower depreciable asset balances at our US facilities as a result of the non-cash impairments recorded in the latter half of 2017 and the impact of the PPA adjustments as a result of the Merger. The decrease was partially offset by an increase in depreciation at our Redwater facility due to a change in the assets' estimated useful lives.



NUTRIEN PHOSPHATE AND SULFATE GROSS MARGIN AND NET SALES PRICE

($ per tonne)

Source: Nutrien



NUTRIEN PHOSPHATE AND SULFATE SALES VOLUMES

(million tonnes)

Source: Nutrien

PHOSPHATE PRODUCTION

(million tonnes)	Phosphate Rock			Phosphoric Acid (P$_2$O$_5$)			Liquid Products			Solid Fertilizer Products		
	Annual Capacity	Nutrien Production 2018	2017	Annual Capacity	Nutrien Production 2018	2017	Annual Capacity	Nutrien Production 2018	2017	Annual Capacity	Nutrien Production 2018	2017
Aurora Phosphate	5.4	4.03	4.78	1.2	1.08	1.03	2.7[2]	2.10	2.04	0.8	0.82	0.79
White Springs Phosphate	2.0[1]	1.85	1.55	0.5	0.47	0.42	0.7[3]	0.62	0.57	0.8[4]	0.17	0.13
Redwater Phosphate	–	–	–	0.3	0.30	0.25	–	–	–	0.7	0.57	0.46
Total	7.4	5.88	6.33	2.0	1.85	1.70						

1 Revised capacity estimates based on review of mining operations completed in 2017. Prior capacity was 3.6 million tonnes.
2 A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity comprised of 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.
3 Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.
4 The second MAP train was restarted at the end of 2018 which added 0.4 million tonnes of annual capacity.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed, ammonium sulfate and purified acid was 0.7, 0.4 and 0.3, respectively. 2018 production was 0.29, 0.36 and 0.23, respectively, and 2017 production was 0.28, 0.31 and 0.23, respectively.

Enterprise Risk Management

Key Risks

We characterize a Key Risk as a risk or combination of risks that could negatively impact the achievement of our vision and ability to deliver on our strategy. We evaluate those risks we believe could have a significant negative effect on safety, health and environment, the Company's financial results, or our reputation, taking into consideration mitigation efforts. We consider the following to be Key Risks at this time. For a more detailed discussion of our risks, refer to Nutrien's 2018 Annual Information Form.

① Long-Term Agriculture Changes   ④ Changing Regulations   ⑦ Talent & Organizational Structure

② Shifting Global Dynamics   ⑤ Cybersecurity Threats   ⑧ Retail Business Model

③ Political, Economic & Social Instability   ⑥ Capital Allocation   ⑨ Safety, Health & Environment

1. Long-Term Agriculture Changes

Associated Key Actions ○ ○ ○ ○

Description

Farm and industry consolidation, shifting grower demographics, agriculture productivity and development, changes in consumer food preferences, technological innovation and digital business models, and climate change, among other factors, could impact our strategy, demand for our products or financial performance.

Risk Management Approach

Our integrated platform and diversified earnings portfolio of crop inputs and services are designed to respond and adapt to changes in agriculture. We are proactive in the development and use of new agricultural products and practices and recently launched our integrated digital platform. We believe our teams have strong industry knowledge and direct customer relationships across the value chain, providing unique insights on trends and developments in the agriculture industry.

2. Shifting Global Dynamics

Associated Key Actions ○ ○

Description

Changes in global macro-economic conditions, including trade tariffs and/or other trade restrictions and increased price competition, or a significant change in agriculture production or consumption trends, could lead to a low crop price environment and reduced demand for our products, or increased prices for, or decreased availability of, raw materials necessary to produce our products.

Risk Management Approach

Our diversified portfolio of agricultural products, services and solutions, combined with our global footprint, is designed to enable us to respond to changing economic conditions and dynamics.

We have a favorable cost-to-service position and flexibility to make operational changes across our portfolio to minimize the impact of changing market dynamics. In addition, we engage in market development, education, training and customer relations initiatives to support demand growth.

○ Sustainability & Safety   ○ Drive Integration & Optimization   ○ Strategically Allocate Capital   ○ Invest in Growth & Innovation   ○ Engage Employees

3. Political, Economic and Social Instability

Associated Key Actions

Description	Risk Management Approach
Political, economic and social instability may affect our business in the jurisdictions in which we operate. Among other things, restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases could result. Instability in political or regulatory regimes could also affect our ability to transact business and could impact our sales and operating results, our reputation or the value of our assets.	We have an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate, and we assess our capital investments and project decisions against political, country and other related risk factors to ensure our exposure is controlled. Dedicated teams regularly monitor political, economic, and social developments and global trends that may impact us.

4. Changing Regulations

Associated Key Actions ⬤ ⬤ ⬤

Description	Risk Management Approach
Changing laws, regulations and government policies affecting our operations, including health and safety, environmental and climate change pressures, could affect our ability to produce or sell certain products, reduce efficiency, increase our raw material, energy, transportation or compliance costs, or require us to make capital improvements to our operations, all of which could impact our financial performance or reputation.	We have an active engagement strategy with governments and regulators to stay informed of emerging issues and participate in regulatory developments affecting our business. We are also active members in various industry associations that address proposed changes to laws and regulations impacting the agriculture industry. Where regulations are subject to change, we evaluate the potential implications and strive to adapt as necessary.

5. Cybersecurity Threats

Associated Key Actions

Description	Risk Management Approach
Cyberattacks or breaches of our systems, including our digital platform or exposure to potential computer viruses, could lead to disruptions to our operations, loss of data, or the unintended disclosure of confidential information or property damage resulting in business disruptions, reputational damage, personal injury, and third-party claims, which could impact our operations, financial performance or reputation.	We maintain an enhanced focus on cybersecurity, including continuous monitoring of key systems for abnormal and elevated risk behavior in conjunction with our cybersecurity strategy, policy and framework. Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response capability.

6. Capital Allocation

Associated Key Actions ⬤ ⬤ ⬤

Description	Risk Management Approach
Our inability to deploy capital or to effectively execute on opportunities, whether due to market conditions, lack of options or otherwise, or our decisions to deploy capital in a manner that is inconsistent with strategic priorities, could impact our returns, operations, reputation or access to capital.	We allocate capital in a disciplined manner that is consistent with our strategic priorities focused on creating the greatest long-term value while ensuring sufficient capital is allocated to safety and asset preservation. We employ a governance process for all capital allocation decisions and incorporate risk-related factors, including execution risk, in those decisions. *See page 23 of this report for more information on our capital allocation priorities.*



⬤ Sustainability & Safety ◯ Drive Integration & Optimization ⬤ Strategically Allocate Capital ⬤ Invest in Growth & Innovation ◯ Engage Employees

7. Talent and Organizational Structure

Associated Key Actions

Description	Risk Management Approach
An inability to attract, develop, or retain skilled employees, or establish the right organizational structure or culture, could impact productivity, reliability, safety performance, costs or our reputation.	We strategically map critical talent in anticipation of future needs, seeking to hire talent at the right time and with the right fit for our culture and purpose. Our succession planning proactively identifies critical roles in the organization and links to internal top talent. Our incentive programs are competitive and support our purpose driven culture with performance expectations encouraging inclusion and a desire to add greater diversity to our workforce.
	See page 26 of this report for Nutrien's People Strategy.

8. Retail Business Model

Associated Key Actions ○ ○

Description	Risk Management Approach
Digital innovations, increasing research and development activity and new technology in the agriculture market, among other factors, could alter the competitive environment, which could impact our Retail operations and financial performance.	Our full-service offering and investment in technology, including our integrated digital platform, is intended to position our Retail business as a leader in agricultural solutions for growers. We are actively involved in the ag technology innovation space through external investments and partnerships, which supports access to early stage technology. Further, we seek to maintain strong relationships with industry partners, positioning Nutrien Ag Solutions as a key part of the ag value chain for both suppliers and growers.
	Our dedicated in-house product innovation teams continue to invest in enhancing our digital platform and e-commerce capabilities through focused research and development and acquisition.
	See page 25 of this report for more information on innovation.

9. Safety, Health & Environment

Associated Key Actions

Description	Risk Management Approach
Our operations are subject to safety, health and environmental risks inherent in mining, manufacturing, transportation, storage and distribution. These factors could result in injuries or fatalities, or impact the biodiversity, water resources or related ecosystems near our operations, impacting our operations, financial performance or reputation.	Our people arriving home safe, every day, is a core value for us. We have robust governance processes that ensure we follow all regulatory, industry and internal standards of operation, including benchmarking to global organizations and adopting best practices. We have structured incident prevention and response systems in place, conduct regular security vulnerability assessments and maintain protocols for employees working and traveling abroad, including pre-travel threat and risk intelligence. Crisis communication protocols and emergency response programs and personnel are in place in the event of a significant incident.
	We maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

○ Sustainability & Safety   ○ Drive Integration & Optimization   ○ Strategically Allocate Capital   ○ Invest in Growth & Innovation   ○ Engage Employees

Financial Overview



Financial Highlights

Dollars (millions) unless otherwise noted	Nutrien 2018	Nutrien 2017	PCS 2017	PCS 2016
Sales	$ 19,636	$18,169	$ 4,547	$ 4,456
Net (loss) earnings from continuing operations	(31)	656	154	199
Basic net (loss) earnings per share from continuing operations	(0.05)	n/a	0.18	0.24
Diluted net (loss) earnings per share from continuing operations	(0.05)	n/a	0.18	0.24
Net earnings from continuing and discontinued operations	3,573	n/a	327	323
Basic net earnings per share from continuing and discontinued operations	5.72	n/a	0.39	0.39
Diluted net earnings per share from continuing and discontinued operations	5.72	n/a	0.39	0.38
Total assets	45,502	34,940	16,998	17,255
Total non-current financial liabilities	7,616	n/a	3,746	3,763
Dividends declared per share	2.06	n/a	0.40	0.70

n/a = Information was not prepared on a combined historical basis.

	2018 vs 2017 (Nutrien)	2018 vs 2017 (PotashCorp)	2017 vs 2016 (PotashCorp)
Sales	Sales increased due to higher potash, urea and phosphate fertilizer prices, as well as higher potash sales volumes and increased retail sales due to recent acquisitions.	Sales increased primarily due to the addition of Agrium's operations in the Merger. Sales also increased due to Retail acquisitions, higher potash sales volumes and increases in potash, urea and phosphate fertilizer prices.	Sales increased slightly due to increases in potash sales volumes and net sales prices being partially offset by decreases in nitrogen and phosphate net sales prices.
Earnings and earnings per share from continuing operations	There was a loss from continuing operations in 2018 compared to earnings in 2017 primarily due to a non-cash impairment of property, plant and equipment in the Potash segment of $1,809 million in 2018 more than offsetting the impact of higher gross margin in all operating segments.	There was a loss from continuing operations in 2018 compared to earnings in 2017 primarily due to a non-cash impairment of property, plant and equipment in the Potash segment of $1,809 million in 2018 more than offsetting the impact of the addition of Agrium's operations in the Merger and higher gross margin in all operating segments.	Net earnings from continuing operations (and related per share amounts) decreased slightly due to increased non-cash impairments of property, plant and equipment and increased Merger and related costs, which were partially offset by an income tax recovery in 2017 compared to income tax expense in 2016.
Earnings and earnings per share from continuing and discontinued operations	2017 information was not prepared on a combined historical basis.	Net earnings, and the related per share amounts, were higher in 2018 due to the gains on sale of our investments presented as discontinued operations, the addition of Agrium's operations in the Merger and higher gross margin in all operating segments more than offsetting the non-cash impairment of property, plant and equipment in the Potash segment.	Net earnings (and related per share amounts) were flat due to the decrease in net earnings from continuing operations being offset by an increase in earnings from discontinued operations consisting primarily of the earnings of equity-accounted investees SQM and APC.
Assets and non-current financial liabilities	Assets increased primarily due to the fair value adjustments to legacy Agrium assets as a result of the PPA in the Merger. Combined historical non-current financial liability information was not prepared.	Assets and financial liabilities increased primarily due to the addition of Agrium's assets and liabilities, including related PPA adjustments, acquired in the Merger.	There were no significant changes.

Nutrien 2018 EBITDA Compared to Nutrien 2017 EBITDA

Dollars (millions) except per share amounts, excluding depreciation and amortization		EBITDA		Changes in EBITDA	Earnings per share impact
EBITDA December 31, 2017		$ 2,412			
RETAIL					
Increases in Retail selling expenses	↓		$	(86)	$ (0.10)
Increase in Retail crop nutrient gross margin	↑			75	0.09
POTASH					
Non-cash impairment of property, plant and equipment in Potash in 2018	↓			(1,809)	(2.11)
Increases in Potash prices	↑			389	0.45
Increases in Potash sales volumes	↑			110	0.13
Decreases in Potash cost of goods sold (COGS)	↑			109	0.13
Increase in Potash provincial mining and other taxes	↓			(85)	(0.10)
NITROGEN					
Increases in Nitrogen prices	↑			181	0.22
Decreases in Nitrogen COGS	↑			143	0.18
PHOSPHATE AND SULFATE					
Decreases in Phosphate and Sulfate COGS due primarily to the 2017 non-cash impairment [1]	↑			228	0.28
Increases in Phosphate and Sulfate prices	↑			156	0.19
OTHERS					
Decreases in Others segment other income due primarily to the defined benefit plans curtailment gain	↑			151	0.19
ALL OTHER CHANGES					
Other changes	↑			32	0.04
EBITDA December 31, 2018		$ 2,006			

1 Includes a non-cash impairment of property, plant and equipment of $305 million. See note 16 to the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

2019 Guidance

Dollars (billions) unless otherwise noted	2019 Guidance Ranges	
	Low	High
Adjusted net earnings per share [1]	$2.80	$3.20
Adjusted EBITDA [1]	$ 4.4	$ 4.9
Retail EBITDA	$ 1.3	$ 1.4
Potash EBITDA	$ 1.8	$ 2.0
Nitrogen EBITDA	$ 1.3	$ 1.5
Phosphate EBITDA	$ 0.2	$ 0.3
Potash sales tonnes (millions) [2]	13.0	13.4
Nitrogen sales tonnes (millions) [2]	10.6	11.0
Depreciation and amortization	$ 1.8	$ 1.9
Integration and synergy costs (millions)	$ 50	$ 75
Effective tax rate on continuing operations	24%	26%
Sustaining capital expenditures	$ 1.0	$ 1.1

EBITDA GUIDANCE

($ billions)



Source: Nutrien

[1] Adjusted EBITDA and/or earnings per share from continuing operations guidance and/or actuals. This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of synergy costs ($50 to $75 million) and share-based compensation.

[2] Manufactured product only. Nitrogen sales tonnes excludes ESN® and Rainbow products.

[3] Includes sulfate.

2019 Sensitivities

Price and Volume Sensitivities		Effect on EPS
Price	Potash changes by $20/tonne	$ 0.26
	Ammonia changes by $20/tonne	0.05
	Urea changes by $20/tonne	0.08
	DAP/MAP changes by $20/tonne	0.04
Volume	Potash changes by 100,000 tonnes	0.03
	Nitrogen changes by 50,000 N tonnes	0.02
	Phosphate changes by 50,000 P_2O_5 tonnes	0.02
Retail	Crop nutrients changes by 1% [1]	0.07
	Crop protection changes by 1% [1]	0.07
	Seed changes by 1% [1]	0.02

[1] Gross margin as a percentage of sales.

Input Cost Sensitivities		Effect on EPS
NYMEX natural gas price increases by $1/MMBTu	Nitrogen	$ (0.20)
	Potash	(0.01)
Canadian to US dollar strengthens by $0.02	Canadian operating expenses excluding provincial taxes and translation gain/loss	(0.02)

Others Segment Financial Performance

"Others" is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. No sales are made in this segment.

Dollars (millions), except percentage amounts	Nutrien 2018	Nutrien 2017	% Change	PCS [1] 2017	% Change
Selling expenses	$ 22	$ 15	47	$ (2)	n/m
General and administrative expenses	(400)	(377)	6	(170)	135
Provincial mining and other taxes	(2)	–	n/m	–	n/m
Other expenses	(106)	(256)	(59)	(99)	7
Loss before finance costs and income taxes	(486)	(618)	(21)	(271)	79
Depreciation and amortization	54	56	(4)	37	46
EBITDA	$ (432)	$ (562)	(23)	$ (234)	85

1 Certain amounts have been reclassified to conform to the current period's presentation as described in note 33 to the financial statements.
n/m = not meaningful

	2018 vs 2017 (Nutrien)	2018 vs 2017 (PotashCorp)
EBITDA	EBITDA increased primarily due to the impact of the defined benefit plans curtailment gain included in other expenses (see note 28 to the financial statements).	EBITDA decreased primarily due to the addition of Agrium's operations more than offsetting the impact of a defined benefit plans curtailment gain in other expenses (see note 28 to the financial statements).

Expenses & Income Below Gross Margin

Dollars (millions), except percentage amounts	Nutrien 2018	Nutrien 2017	% Change	PCS [1] 2017	% Change
Selling expenses [2]	$ (2,337)	$ (2,043)	14	$ (29)	n/m
General and administrative expenses [3]	(539)	(503)	7	(185)	191
Provincial mining and other taxes [4]	(250)	(159)	57	(146)	71
Impairment of property, plant and equipment [5]	(1,809)	–	n/m	–	n/m
Other expenses	(43)	(255)	(83)	(125)	(66)
Finance costs	(538)	(515)	4	(238)	126
Income tax recovery (expense)	93	(20)	n/m	183	(49)
Net earnings from discontinued operations	3,604	n/a	n/m	173	n/m

1 Certain amounts have been reclassified to conform to the current period's presentation as described in note 33 to the financial statements.
2 Expenses are primarily in the Retail segment. See page 36 for analysis.
3 Expenses are primarily in the Others segment. See above for analysis.
4 Expenses are primarily in the Potash segment. See page 43 for analysis.
5 Impairment was in the Potash segment. See page 43 for analysis.
n/m = not meaningful
n/a = not available

The most significant contributors to the change in expenses and income below gross margin results were as follows:

	2018 vs 2017 (Nutrien)	**2018 vs 2017 (PotashCorp)**
Other (Expenses) Income	Other expenses decreased primarily due to a defined benefit plans curtailment gain (see note 28 to the financial statements) in 2018 (none in 2017) and foreign exchange gains in 2018 (losses in 2017).	Other expenses decreased as a defined benefit plans curtailment gain (see note 28 to the financial statements) in 2018 (none in 2017) more than offset the increase in Merger and related costs.
Finance Costs	There were no significant changes to finance costs.	Finance costs increased primarily as a result of the Merger. See note 8 to the financial statements for a breakdown of these costs.

WEIGHTED AVERAGE DEBT BALANCES & RATES

Dollars (millions), except percentage amounts	**Nutrien 2018**	**Nutrien 2017**	**PCS 2017**
Short-term balance [1]	$ 2,933	$ 1,525	$ 381
Short-term rate [1,2]	3.3%	2.4%	1.3%
Long-term balance	$ 8,175	$ 8,641	$ 4,229
Long-term rate	4.8%	4.7%	4.7%

1 North American weighted average short-term debt balances were $2,719 (2017 (Nutrien) – $1,345, 2017 (PotashCorp) – $381) and rates were 2.5% (2017 (Nutrien) – 1.5%, 2017 (PotashCorp) – 1.3%).
2 Rates were higher in 2018 due to increases in benchmark interest rates.

Income Tax Recovery (Expense)	A loss from continuing operations was realized for accounting purposes in 2018 compared to earnings from continuing operations in 2017. As a result, a tax recovery was recorded in 2018 compared to a tax expense in 2017. The 2017 tax expense included a net discrete recovery of $178 as a result of a federal income tax rate decrease pursuant to US tax reform legislation.	A loss from continuing operations was realized for accounting purposes in 2018 and 2017. The 2017 tax recovery included a discrete recovery of $187 as a result of a federal income tax rate decrease pursuant to US tax reform legislation.
	See note 9 to the financial statements for further information on income tax recovery (expense).	See note 9 to the financial statements for further information on income tax recovery (expense).

EFFECTIVE TAX RATES & DISCRETE ITEMS

Dollars (millions), except percentage amounts	**Nutrien 2018**	**Nutrien 2017** [1]	**PCS 2017** [1]
Actual effective tax rate on ordinary earnings	72%	29%	(7)%
Actual effective tax rate including discrete items	75%	3%	n/m
Discrete tax adjustments that impacted the rate	$ 4	$ 176	$ 185

1 Rates have been adjusted as a result of our equity interests in SQM, APC and ICL being classified as discontinued in 2017.
n/m = not meaningful

Net Earnings From Discontinued Operations	Combined historical Nutrien information was not prepared for discontinued operations.	Net earnings from discontinued operations were higher in 2018 primarily due to the gains on sale of our equity investments in SQM and APC, and dividends from SQM and APC, exceeding the equity earnings and dividend income from these investments in 2017 (equity accounting for these investments ceased when the investments were classified as held for sale). This was partially offset by an increase in income tax expense.

Other Comprehensive (Loss) Income

Other comprehensive (loss) income in 2018 was a $302 million loss compared to $176 million income for 2017 Nutrien and $96 million income for 2017 PotashCorp due primarily to a loss on translation of our net operations in Canada and Australia (gain for 2017 Nutrien) and a fair value loss on our investment in Sinofert (Gain for 2017 Nutrien and 2017 PotashCorp).

Financial Condition Review

Balance Sheet Analysis

The most significant contributors to the changes in our balance sheet are analyzed below (direction of arrows refers to increase or decrease in financial condition and ● means no impact). All impacts for balance sheet line items are after the opening balance sheet impacts of the Merger, which includes fair value adjustments in relation to the Merger (if any).

CHANGES IN ASSETS

2017 PotashCorp to 2018 Nutrien

($ billions)



17.0
17.9
11.4
1.7
0.8
(2.0)
(1.6)
0.3
45.5
0
10
20
30
40
50
PotashCorp 2017
Agrium 2017
Fair value adjustments
Cash and cash equivalents
Inventories
Assets held for sale
Property, plant and equipment
All other assets
Nutrien 2018

Source: Nutrien

CHANGES IN LIABILITIES AND EQUITY

2017 PotashCorp to 2018 Nutrien

($ billions)



17.0
17.9
11.4
(1.0)
1.0
0.6
(1.1)
(1.0)
1.4
(0.7)
45.5
0
10
20
30
40
50
PotashCorp 2017
Agrium 2017
Fair value adjustments
Short-term debt
Current portion of long-term debt
Payables and accrued charges
Long-term debt
Share capital
Retained earnings
All other liabilities and equity
Nutrien 2018

Source: Nutrien

Total assets and liabilities increased primarily as a result of the Merger and fair value adjustments described in note 3 to the financial statements. Total equity increased primarily as a result of the issuance of Nutrien shares in the Merger. The analysis below explains the further changes after these adjustments.

Assets

- ↑ For information regarding changes in cash and cash equivalents, refer to the "Sources and Uses of Cash" section on page 67 and the consolidated statements of cash flows in our financial statements.
- ↑ Inventory increased primarily due to lower than expected Retail crop protection sales caused by adverse weather in North America and earlier than average seasonal inventory purchases in Retail.
- ↓ Assets held for sale were lower due to the sale of our equity interests in SQM, APC and ICL as discussed in note 10 to the financial statements.
- ↓ Property, plant and equipment were primarily impacted by a non-cash impairment loss relating to our New Brunswick Potash operations as described in note 16 to the financial statements.

Liabilities

- ↑ Short-term debt decreased due to repayments upon receipt of cash proceeds from the sale of our held for sale equity investments.
- ● Current portion of long-term debt increased and long-term debt decreased due to the 6.75 percent notes due January 15, 2019 and 6.5 percent notes due May 15, 2019 becoming due within one year.
- ↓ Payables and accrued charges increased due to a higher dividend payable, accelerated seasonal Retail inventory purchases, higher customer prepayments and the timing of cash payments.

Equity

- ↓ Share capital was reduced by share repurchases.
- ↑ Retained earnings was higher primarily as a result of net earnings exceeding the impact of share repurchases and dividends declared.

As at December 31, 2018, $NIL (December 31, 2017 (Nutrien) – $104 million, (PotashCorp) – $104 million) of our cash and cash equivalents was held in certain foreign subsidiaries that could be subject to taxes upon repatriation.

Liquidity & Capital Resources
Sources & Uses of Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our 2018 significant liquidity sources are listed below along with our expected ongoing primary uses of liquidity. Proceeds from the sale of investments are not expected to be a significant liquidity source in 2019 now that the required Merger-related divestitures have been completed.

Liquidity sources:	Primary uses:
• Cash from operations	• Operational expenses
• Investments sale proceeds [1]	• Seasonal working capital requirements
• Commercial paper issuances	• Sustaining and investing capital [2]
• Credit facility drawdowns	• Business acquisitions and investments [3]
• Accounts receivable securitization borrowings	• Dividends [4] and interest
• Debt capital markets	• Debt securities principal payments
	• Share repurchases [5]

1   In 2018, we closed sales on our equity interests in SQM, ICL and APC for net proceeds of approximately $5.3 billion.
2   See graph below for forecast 2019 and actual 2018 capital expenditures to sustain operations and for investing (excluding business acquisitions and investments in equity-accounted investees). Amounts are based on a forecast exchange rate of 1.32 Canadian Dollars per US Dollar.
3   In 2018, we acquired 53 retail locations in North America and Australia, in addition to companies operating within the digital agriculture, proprietary products and agricultural services businesses (note 3 and note 21 to the financial statements). On February 5, 2019, we announced the planned acquisition of Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies for approximately $340 million. Closing of the transaction is subject to US regulatory approval and is expected to be completed in the first half of 2019.
4   We target a stable and growing dividend that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle. In November 2018, we increased our dividend from $0.40 per share to $0.43 per share.
5   During 2018, 36,332,197 common shares were repurchased for cancellation at a cost of $1,852 million with an average price per share of $50.97. In the fourth quarter of 2018, the Board of Directors approved an increase to the existing share repurchase program, raising the maximum number of shares that can be repurchased by February 22, 2019 to 50,363,686 common shares, representing approximately 8% of our outstanding common shares. On February 20, 2019, the Board of Directors approved the renewal of the share repurchase program of up to 5 percent of our outstanding common shares over a one-year period through a normal course issuer bid. As of February 20, 2019, an additional 5,933,135 common shares were repurchased at a cost of $297 million and an average price per share of $50.10.





We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity. We had positive working capital of $3.33 billion and a working capital ratio of 1.40 at December 31, 2018 and an adjusted net debt to adjusted EBITDA ratio of 1.64.

Sources and Uses of Cash

Our cash flows from operating, investing and financing activities are summarized in the following table:

Dollars (millions), except percentage amounts	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change
Cash provided by operating activities	$ 2,052	$ 2,568	(20)	$ 1,225	68
Cash provided by (used in) investing activities	3,887	(1,594)	n/m	(652)	n/m
Cash used in financing activities	(3,705)	(824)	350	(489)	658
Effect of exchange rate changes on cash and cash equivalents	(36)	(12)	200	–	n/m
Increase in cash and cash equivalents	$ 2,198	$ 138	n/m	$ 84	n/m

n/m = not meaningful



CHANGES IN CASH FLOWS
2017 PotashCorp to 2018 Nutrien
($ billions)

Source: Nutrien

The most significant contributors to the changes in cash flows were as follows:

	2018 vs 2017 (Nutrien)	2018 vs 2017 (PotashCorp)
Cash Provided by Operating Activities was impacted by:	• Higher net earnings in 2018 than in 2017. • Significant changes in non-cash adjustments were due to the gain on disposal of SQM and APC net of tax in 2018 ($NIL – 2017), higher depreciation and amortization, and higher impairment of property, plant and equipment. • Non-cash working capital was impacted primarily by cash outflows for payables and accrued charges (inflows in 2017) and inventories (lower outflows in 2017) more than offsetting inflows from prepaid expenses and other current assets (outflows in 2017).	• Higher net earnings in 2018 than in 2017. • Significant changes in non-cash adjustments were due to the gain on disposal of SQM and APC net of tax in 2018 ($NIL – 2017), higher depreciation and amortization, and higher impairment of property, plant and equipment. • Non-cash working capital was impacted primarily by cash outflows for payables and accrued charges (inflows in 2017) and inventories (lower outflows in 2017) more than offsetting inflows from prepaid expenses and other current assets (outflows in 2017).

	2018 vs 2017 (Nutrien)	2018 vs 2017 (PotashCorp)
Cash Provided by (Used in) Investing Activities was impacted by:	• Higher net cash outlays for business acquisitions (net of cash acquired) in 2018 compared to 2017. • Cash proceeds received from the disposals of our discontinued operations in SQM, ICL and APC in 2018.	• Cash acquired in the Merger in 2018. • Higher net cash outlays for business combinations (net of cash acquired) in 2018 compared to 2017. • Higher cash additions to property, plant and equipment in 2018 than in 2017 due primarily to the addition of Agrium's Retail operations in the Merger. • Cash proceeds received from the disposals of our discontinued operations in SQM, ICL and APC in 2018.
Cash Used in Financing Activities was impacted by:	• A net repayment of commercial paper in 2018 compared to net proceeds in 2017. • Lower cash repayments of long-term debt in 2018. • Cash outlays for share repurchases under the NCIB in 2018 (none in 2017).	• A net repayment of commercial paper in 2018 compared to net proceeds in 2017. • Lower cash repayments of long-term debt in 2018. • Higher cash dividends paid in 2018 than in 2017. • Cash outlays for share repurchases under the NCIB in 2018 (none in 2017).

Cash Requirements

The following aggregated information about our contractual obligations and other commitments summarizes certain of our liquidity and capital resource requirements as at December 31, 2018. The information presented in the table below does not include planned (but not legally committed) capital expenditures or potential share repurchases.

		Payments Due by Period				
Dollars (millions) at December 31, 2018		Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt obligations	Notes 23, 26	$ 8,175	$ 1,000	$ 500	$ 1,000	$ 5,675
Estimated interest payments on long-term debt obligations	Note 26	4,543	341	612	576	3,014
Operating leases	Note 26	1,087	216	316	212	343
Purchase commitments[1]	Note 26	3,396	1,364	949	945	138
Capital commitments	Note 26	57	37	18	2	−
Other commitments	Note 26	318	114	123	61	20
Asset retirement obligations and environmental costs [2]	Note 20	3,051	206	290	332	2,223
Other long-term liabilities [3]	Notes 9, 13, 28	3,468	119	99	93	3,157
Total		$ 24,095	$ 3,397	$ 2,907	$ 3,221	$ 14,570

1 In 2018, we entered into a new long-term natural gas purchase agreement in Trinidad, which will commence January 1, 2019 and is set to expire December 31, 2023. The contract provides for prices that vary primarily with ammonia market prices, and annual escalating floor prices. The commitments included in the table are based on floor prices and minimum purchase quantities.

2 Commitments associated with our asset retirement obligations are the estimated cash outflows and are expected to occur over the next 480 years for phosphate (with the majority taking place over the next 80 years) and between 50 and 430 years for Potash. Potash cash flows are estimated for the first year of decommissioning for operating sites and for all years for permanently shut down sites. Environmental costs consist of restoration obligations, which are expected to occur through 2048.

3 Other long-term liabilities consist primarily of pension and other post-retirement benefits, derivative instruments, income taxes and deferred income taxes. Deferred income tax liabilities may vary according to changes in tax laws, tax rates and our operating results. Since it is impractical to determine whether there will be a cash impact in any particular year, all deferred income tax liabilities have been reflected as other long-term liabilities in the Over 5 Years category.

Capital Structure & Management

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We have the following short-term debt instruments available:



[1] The credit limit consists of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $520 million of other credit facilities in Europe, Australia and South America. Included in the amount outstanding and committed is $391 million of commercial paper and $238 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.7 to 3.2 percent.

[2] Under the accounts receivable (A/R) securitization program, sold accounts receivable balances ($1,327 million outstanding at December 31, 2018) are used as capacity for collateralized borrowings from a third-party financial institution as described in note 22 to the financial statements. The weighted average interest rate on outstanding borrowings was $nil as there were no outstanding borrowings at December 31, 2018.

[3] Limit is reduced to $300 million from January to March each year.

Our long-term debt consists primarily of notes with the following maturities and interest rates:



[1] During 2018, we commenced offers to exchange all validly tendered and accepted senior notes of PotashCorp and debentures of Agrium, representing all of the outstanding senior notes and debentures of PotashCorp and Agrium, respectively, for new notes issued by Nutrien having interest rates and maturities identical to those of the applicable exchanged series of PotashCorp senior notes or Agrium debentures. In addition, we solicited consents from the holders of the PotashCorp senior notes and Agrium debentures to amend the terms and remove certain covenants and events of default under the indentures. Substantially all of the outstanding senior notes and debentures, other than Agrium's debentures due 2027, were exchanged. We are not required to provide additional financial reporting related to unexchanged notes and debentures, as the requisite number of debt holders consented to amend the applicable reporting requirements such that reports filed by Nutrien will be deemed to satisfy those requirements.

x

DEBT COVENANTS

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders' further funding obligations under the credit facilities. We were in compliance with all covenants as at December 31, 2018.

The accompanying table summarizes the limits and results of certain covenants.

DEBT COVENANTS AT DECEMBER 31		Limit	**2018**
Debt-to-capital ratio [1]	≤	0.65	0.28

1   This debt covenant is a non-IFRS financial measure and is calculated as the sum of short-term debt, long-term debt (including current portion), finance lease obligations and financial letters of credit divided by the sum of those amounts, non-controlling interests and shareholders' equity. The ratio of our short-term debt and long-term debt (including current portion) to our short-term debt, long-term debt (including current portion) and shareholders' equity, which is the nearest comparable IFRS measure, is 0.27.

CREDIT RATINGS

Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt Rating (Outlook)	Short-Term Debt Rating
	December 31, 2018	**December 31, 2018**
Moody's	Baa2 (stable)	P-2
S&P	BBB (stable)	A-2

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

OUTSTANDING SHARE DATA

	December 31, 2018
Common shares [1]	602,630,027
Options to purchase common shares	9,044,237
Share-settled performance share units	65,850

1   Common shares issued and outstanding as at February 20, 2019.

For more information on our capital structure and management, see note 25 to the financial statements.

For more information on our short-term debt and long-term debt, see notes 22 and 23 to the financial statements.

Off-Balance Sheet Arrangements

Principal off-balance sheet activities include:

- Operating leases and long-term contracts containing fixed price and/or volume components (disclosed on page 68 under Cash Requirements). As of January 1, 2019, we adopted the new accounting standard for leases as described in note 32 to the financial statements. We anticipate approximately $1 billion of leases being brought on the balance sheet as "right of use assets" and an equal amount recognized for lease obligations. The expected impact on net earnings is minimal based on leases currently outstanding as the adoption of the standard is expected to result in a decrease in lease expenses of $225 million (COGS of $145 million and selling expenses and general and administrative expenses of $80 million), an increase in depreciation and amortization of $190 million (COGS of $130 million and selling expenses and general and administrative expenses of $60 million) and an increase in finance costs of $30 million. The expected impact on EBITDA is an increase of $225 million.

- Agreement to reimburse losses of Canpotex (see note 31 to the financial statements).

- Issuance of guarantee contracts (see note 27 to the financial statements).

- Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value.

We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements.

Other Financial Information

Related Party Transactions

Refer to note 30 to the financial statements for information on related party transactions.

Market Risks Associated with Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See note 13 to the financial statements for information on our financial instruments' risks and risk management.

Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations.

Critical Accounting Estimate	Financial Statement Note Reference [1]	Primary Segment(s) Impacted
Business combinations	Note 3	All segments were impacted as all assets acquired, and liabilities assumed, from Agrium in the Merger were required to be measured at fair value.
Goodwill impairment	Note 17 and Note 32	The Retail, Potash, Nitrogen and Phosphate and Sulfate segments have goodwill allocated to them that could be subject to impairment.
Long-lived asset impairment	Note 16 and Note 32	The Potash and Phosphate and Sulfate segments have had impairments recorded, which could be subject to reversal. Further, all segments could be subject to impairment in the event there is an impairment trigger.
Income taxes	Note 9 and Note 31	Income taxes are not allocated to segments, therefore no segments are impacted by these estimates.
Asset retirement obligations and accrued environmental costs	Note 20	The Potash and Phosphate and Sulfate segments have these liabilities associated with their mining operations (Others segment has asset retirement obligations associated with non-operational mines) which have a high degree of estimation uncertainty for future costs and estimated timelines.

1 Included in the notes are a description of the estimate and the methodology for calculating (when applicable) key areas of judgment related to the estimate, changes to the estimate (if any) and sensitivity analysis (when available and would provide material information to investors).

We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Recent Accounting Changes

Refer to note 32 to the financial statements.

Quarterly Results

Dollars (millions) except as otherwise noted	Nutrien 2018					PCS 2017 [1]				
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales	$ 3,695	$ 8,145	$ 4,034	$ 3,762	$ 19,636	$ 1,112	$ 1,120	$ 1,234	$ 1,081	$ 4,547
Gross margin	847	2,131	1,155	1,259	5,392	273	260	233	(72)	694
Earnings (loss) before finance costs and income taxes	76	1,151	(1,359)	546	414	175	149	100	(215)	209
Net (loss) earnings from continuing operations	(1)	741	(1,067)	296	(31)	106	152	16	(120)	154
Net earnings from discontinued operations	–	675	23	2,906	3,604	43	49	37	44	173
Net (loss) earnings [2]	(1)	1,416	(1,044)	3,202	3,573	149	201	53	(76)	327
EBITDA	487	1,507	(932)	944	2,006	347	317	280	(43)	901
Basic net (loss) earnings per share from continuing operations	–	1.18	(1.74)	0.48	(0.05)	0.13	0.18	0.02	(0.14)	0.18
Diluted net (loss) earnings per share from continuing operations	–	1.17	(1.74)	0.48	(0.05)	0.13	0.18	0.02	(0.14)	0.18
Basic net (loss) earnings per share [2]	–	2.25	(1.70)	5.23	5.72	0.18	0.24	0.06	(0.09)	0.39
Diluted net (loss) earnings per share [2]	–	2.24	(1.70)	5.22	5.72	0.18	0.24	0.06	(0.09)	0.39
Other comprehensive (loss) income	(70)	(105)	1	(128)	(302)	39	69	42	(54)	96
Cash (used in) provided by operating activities	(340)	601	(177)	1,968	2,052	223	328	293	381	1,225

1   Certain amounts have been reclassified to conform with Nutrien's new method of presentation and certain fourth quarter amounts have been reclassified as a result of discontinued operations discussed in note 10 of the financial statements.
2   From continuing and discontinued operations.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, and our customer prepayments are concentrated in December and January. Feed and industrial sales are more evenly distributed throughout the year. Beginning in 2018, earnings were impacted by the operations acquired in the Merger. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment as discussed in note 16 to the financial statements. In the fourth quarter of 2017, earnings were impacted by a $276 million non-cash impairment to property, plant and equipment in the Phosphate and Sulfate segment.

Dollars (millions)	Nutrien 2018					Nutrien 2017				
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales	$ 3,695	$ 8,145	$ 4,034	$ 3,762	$ 19,636	$ 3,737	$ 7,348	$ 3,586	$ 3,498	$ 18,169
Gross margin	847	2,131	1,155	1,259	5,392	838	1,791	793	729	4,151
Earnings (loss) before finance costs and income taxes	76	1,151	(1,359)	546	414	222	995	74	(100)	1,191
Net (loss) earnings from continuing operations	(1)	741	(1,067)	296	(31)	97	705	(53)	(93)	656
EBITDA	487	1,507	(932)	944	2,006	521	1,306	375	210	2,412

Fourth Quarter Financial Performance

Dollars (millions) Three months ended December 31	Sales					Gross Margin				
	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change
RETAIL										
Crop nutrients	$ 917	$ 890	3	$ —	n/m	$ 184	$ 168	10	$ —	n/m
Crop protection products	644	712	(10)	—	n/m	270	327	(17)	—	n/m
Seed	103	107	(4)	—	n/m	56	51	10	—	n/m
Merchandise	179	187	(4)	—	n/m	27	28	(4)	—	n/m
Services and other	211	193	9	—	n/m	125	121	3	—	n/m
Total	$ 2,054	$ 2,089	(2)	$ —	n/m	$ 662	$ 695	(5)	$ —	n/m

Dollars (millions) Three months ended December 31	Manufactured Product Sales Tonnes (thousands)					Manufactured Product Average Net Price per MT				
	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change	Nutrien 2018	Nutrien 2017	% Change	PCS 2017	% Change
POTASH										
North America	731	896	(18)	568	29	$ 242	$ 207	17	$ 214	13
Offshore	2,126	1,631	30	1,340	59	$ 216	$ 168	29	$ 169	28
Sales	2,857	2,527	13	1,908	50	$ 223	$ 182	23	$ 182	23
Cost of Goods Sold						$ (95)	$ (101)	(6)	$ (96)	(1)
Gross Margin						$ 128	$ 81	58	$ 86	49
NITROGEN										
Ammonia	808	801	1	505	60	$ 290	$ 256	13	$ 270	7
Urea	687	583	18	283	143	$ 337	$ 272	24	$ 288	17
Solutions and nitrates	939	986	(5)	795	18	$ 169	$ 151	12	$ 138	22
Sales	2,434	2,370	3	1,583	54	$ 257	$ 217	18	$ 207	24
Cost of Goods Sold						$ (175)	$ (174)	1	$ (167)	5
Gross Margin						$ 82	$ 43	91	$ 40	105
PHOSPHATE AND SULFATE										
Fertilizer	601	629	(4)	534	13	$ 423	$ 348	22	$ 342	24
Industrial and feed	207	205	1	239	(13)	$ 513	$ 485	6	$ 483	6
Sulfate	77	61	26	—	n/m	$ 267	$ 236	13	$ —	n/m
Sales	885	895	(1)	773	14	$ 431	$ 372	16	$ 385	12
Cost of Goods Sold						$ (406)	$ (694)	(41)	$ (782)	(48)
Gross Margin						$ 25	$ (322)	n/m	$ (397)	n/m

n/m = not meaningful



NUTRIEN SEGMENT EBITDA

($ millions)

● Retail ● Potash ● Nitrogen ● Phosphate and Sulfate ● Others and Eliminations ▬ Total

Source: Nutrien

[1] Potash segment EBITDA includes a $1,809 million non-cash impairment.

Highlights of our 2018 fourth quarter compared to the 2017 combined historical Nutrien fourth quarter results and the 2017 PotashCorp fourth quarter results were as follows (direction of arrows refers to impact on comprehensive income and ● means no impact):

	Q4 2018 vs Q4 2017 (Nutrien)		**Q4 2018 vs Q4 2017 (PotashCorp)**
Retail	↓ Sales volumes for crop nutrients and crop protection were impacted by a shortened application season in the US caused by adverse weather.	↑	PotashCorp did not have Retail operations prior to the Merger.
	↑ Gross margin for crop nutrients was higher due to strong fertilizer prices more than offsetting lower sales volumes.		
Potash	↑ Sales volumes were up due to strong demand in offshore markets more than offsetting lower North America sales due to adverse weather that postponed fall application.	↑	Sales volumes were up due to the addition of the Vanscoy Potash mine in the Merger and strong offshore demand.
	↑ Sales prices were up due to strong global demand and tight supply.	↑	Sales prices were up due to strong global demand and tight supply.
	↑ Costs per tonne were lower due to realized synergies and mine optimization.	●	Costs per tonne were flat due to realized synergies and mine optimization offsetting the addition of Agrium's operations, higher depreciation on the related PPA adjustments, and shutdowns at certain mines occurring in the fourth quarter in 2018 and in the third quarter in 2017.
Nitrogen	↑ Sales volumes were higher due to improved production rates and stable fall ammonia application in Canada.	↑	Sales volumes increased primarily as a result of the Merger.
	↑ Sales prices were up due to tight global supply and higher global feedstock costs.	↑	Sales prices were up due to tight global supply , stable demand and higher global feedstock costs.
	● Costs per tonne were flat due to higher production volumes and synergy realizations being offset by higher depreciation and amortization from the PPA adjustments.	↓	Costs per tonne were higher due to higher depreciation and amortization from the PPA adjustments more than offsetting lower average natural gas costs from plants acquired in the Merger.
Phosphate and Sulfate	● Sales volumes were flat as higher ammonium sulfate sales offset lower dry fertilizer sales caused by the shortened application in the US.	↑	Sales volumes increased primarily as a result of the Merger.
	↑ Sales prices were up due to higher sulfur and ammonia input costs and a more balanced global supply and demand.	↑	Sales prices were up due to higher sulfur and ammonia input costs and a more balanced global supply and demand.
	↑ Costs per tonne were down significantly as the impact of higher sulfur and ammonia input costs were more than offset by the non-cash impairment in the prior year.	↑	Costs per tonne were down significantly as the impact of higher sulfur and ammonia input costs were more than offset by the non-cash impairment in the prior year.
Expenses and income below gross margin	↓ Selling costs in Retail increased due to acquisitions and increased depreciation related to PPA adjustments.	↓	Expenses increased primarily due to the acquisition of Agrium's operations in the Merger.
	↑ General and administrative costs decreased due primarily to a share-based payment recovery in 2018 compared to share based payment expenses in 2017.	↓	Selling costs also increased due to Retail acquisitions and increased depreciation related to PPA adjustments from the Merger.
	↑ Other expenses decreased (Other income in 2018) primarily due to lower Merger and related costs.	↑	Other expenses decreased (Other income in 2018) primarily due to lower Merger and related costs.
Income tax expense (recovery)	↓ We realized earnings from continuing operations for the three months ended December 31, 2018 compared to a loss from continuing operations for the same period in 2017. Significantly higher earnings were realized in high tax rate jurisdictions in the fourth quarter of 2018 compared to the same period in 2017. Discrete tax recoveries were $4 million in the fourth quarter of 2018 compared to $109 million in the fourth quarter of 2017.	↓	We realized earnings from continuing operations for the three months ended December 31, 2018 compared to a loss from continuing operations for the same period in 2017. Significantly higher earnings were realized in high tax rate jurisdictions in the fourth quarter of 2018 compared to the same period in 2017. Discrete tax recoveries were $4 million in the fourth quarter of 2018 compared to $118 million in the fourth quarter of 2017.
Net earnings from discontinued operations	Combined historical Nutrien information was not prepared for discontinued operations.	↑	Net earnings from discontinued operations were higher primarily due to the gains on sale of our equity investments in SQM and APC.
Other comprehensive loss (OCI)	↓ Other comprehensive loss increased primarily due to a loss on translation of net operations in Canada and Australia due to weaker foreign currencies that were acquired in the Merger and an actuarial loss on defined benefit plans in 2018 (compared to a gain in 2017) more than offsetting a decreased fair value loss on our investments measured at fair value through OCI. (2018 included a loss on Sinofert; 2017 included losses on Sinofert and ICL)	↓	Other comprehensive loss increased primarily due to a loss on translation of net operations in Canada and Australia due to weaker foreign currencies that were acquired in the Merger and an actuarial loss on defined benefit plans in 2018 (compared to a gain in 2017) more than offsetting a decreased fair value loss on our investments measured at fair value through OCI. (2018 included a loss on Sinofert; 2017 included losses on Sinofert and ICL)

Controls and Procedures
Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – Certification of Disclosure (NI 52-109) in Issuers' Annual and Interim Filings) and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the *Securities Exchange Act of 1934*, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

On January 1, 2018, PotashCorp and Agrium combined their businesses in a transaction by way of a plan of arrangement by becoming wholly owned subsidiaries of a new parent company named Nutrien. For the year ended December 31, 2018, the Company has designed internal control over financial reporting for Nutrien, while maintaining the internal control over financial reporting for its subsidiaries, PotashCorp and Agrium.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). There was no change in our internal control over financial reporting in 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2018, Nutrien Ltd. did maintain effective internal control over financial reporting.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2018 was audited by KPMG LLP, as reflected in their report, which is included in this 2018 Annual Report included on page 91.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Statements

This 2018 Annual Report, including the "Outlook" section of "Management's Discussion & Analysis of Financial Condition and Results of Operations," contains and incorporates by reference "forward-looking statements" or "forward-looking information" (within the meaning of the US Private Securities Litigation Reform Act of 1995, and other US federal securities laws and applicable Canadian securities laws) (collectively, "forward-looking statements") that relate to future events or our future financial performance. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as "should", "could", "expect", "may", "anticipate", "forecast", "believe", "intend", "estimates", "plans" and similar expressions. These statements are based on certain factors and assumptions as set forth in this Annual Report, including with respect to: foreign exchange rates, expected synergies, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements are subject to risks and uncertainties that are difficult to predict. The results or events set forth in forward-looking statements may differ materially from actual results or events. Several factors could cause actual results or events to differ materially from those expressed in forward-looking statements, including, but not limited to, the following: a number of matters relating to the Merger, including the failure to realize the anticipated benefits of the Merger; the risk that our credit ratings may be downgraded or there may be adverse conditions in the credit markets; any significant impairment of the carrying amount of certain of our assets; variations from our assumptions with respect to foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates; fluctuations in supply and demand in the fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks and uncertainties related to any operating and workforce changes made in response to our industry and the markets we serve, including mine and inventory shutdowns; adverse or uncertain economic conditions and changes in credit and financial markets; economic and political uncertainty around the world; changes in capital markets; the results of sales contract negotiations; unexpected or adverse weather conditions; changes in foreign currency and exchange rates; risks related to reputational loss; the occurrence of a major safety incident; inadequate insurance coverage for a significant liability; inability to obtain relevant permits for our operations; catastrophic events or malicious acts, including terrorism; certain complications that may arise in our mining process, including water inflows; risks and uncertainties related to our international operations and assets; our ownership of non-controlling equity interests in other companies; our prospects to reinvest capital in strategic opportunities and acquisitions; risks associated with natural gas and other hedging activities; security risks related to our information technology systems; imprecision in mineral resource and reserve estimates; costs and availability of transportation and distribution for our raw materials and products, including railcars and ocean freight; changes in, and the effects of, government policies and regulations; earnings and the decisions of taxing authorities which could affect our effective tax rates; increases in the price or reduced availability of the raw materials that we use; our ability to attract, develop, engage and retain skilled employees; strikes or other forms of work stoppage or slowdowns; rates of return on, and the risks associated with, our investments and capital expenditures; timing and impact of capital expenditures; the impact of further innovation; adverse developments in new and pending legal proceedings or government investigations; and violations of our governance and compliance policies. Forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Readers are cautioned not to place undue reliance on the forward-looking statements which involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties and additional risks and uncertainties can be found in our Annual Information Form for the year ended December 31, 2018 and in our filings with the SEC and the Canadian provincial securities commissions. The purpose of our expected adjusted earnings per share, adjusted EBITDA and EBITDA by segment guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. Forward-looking statements in or incorporated into this report are given only as at the date of this report or the document incorporated into this report and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Appendix

Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS measures to assess performance. Non-IFRS measures are a numerical measure of a company's performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS measures provide transparent and useful supplemental information to investors in order that they may evaluate our financial performance using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, why management uses each measure and contains reconciliations to the most directly comparable IFRS measures.

COMBINED HISTORICAL RESULTS OF POTASHCORP AND AGRIUM FOR THE YEAR ENDED DECEMBER 31, 2017

The combined historical information below may differ from the Nutrien pro forma earnings and balance sheet presented in the Business Acquisition Report dated February 20, 2017 (BAR) as the pro forma information presented therein required certain adjustments under applicable securities laws and accounting standards that we believe does not provide as useful a measure as the combined historical financial information. The primary differences in the statement of earnings were that pro forma finance costs were reduced by the amortization of the change in carrying amount of Agrium's debt resulting from the PPA adjustments and the pro forma other expenses were adjusted to remove any Merger-related costs. There were no comparable adjustments in the combined historical financial information. The primary differences in the balance sheet were the pro forma adjustments for the estimated proceeds from the sale of SQM, APC, ICL and Agrium's Conda Idaho phosphate production facility and adjacent phosphate mineral rights at December 31, 2017, while there was no adjustment in the combined historical financial information, and the PPA adjustments in the pro forma information was largely allocated to goodwill as fewer provisional fair value adjustments were known at the time of its preparation.

Most directly comparable IFRS financial measure: As the continuing reporting entity under IFRS, the audited annual financial statements of PotashCorp for the year ended December 31, 2017 are the IFRS comparative figures.

Definition: The combined historical results for Nutrien were calculated by adding the historical IFRS financial statements prepared by PotashCorp and Agrium and then eliminating intercompany transactions and reclassifying line items to conform with our financial statement presentation. This combined historical information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, adjustments related to the PPA and the impact of discontinued operations.

Why we use the measure and why it is useful to investors: It provides a measure of what the combined results may have been had the Merger been completed on January 1, 2017. Information prepared includes a combined historical balance sheet, combined historical EBITDA by segment and in total, combined historical summary cash flow information and a combined historical summary other comprehensive income.

NUTRIEN COMBINED HISTORICAL SUMMARY CASH FLOW INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2017

Dollars (millions)	Historical PotashCorp	Historical Agrium	Adjustments [1]	Nutrien
Cash provided by operating activities	$ 1,225	$ 1,319	$ 24 [1]	$ 2,568
Cash used in investing activities	(652)	(922)	(20) [1]	(1,594)
Cash used in financing activities	(489)	(335)	–	(824)
Effect of exchange rate changes on cash and cash equivalents	–	(12)	–	(12)
Increase in cash and cash equivalents	$ 84	$ 50	$ 4	$ 138

1 To reclassify legacy Agrium cash used in discontinued operations to match Nutrien's method of presentation.

NUTRIEN COMBINED HISTORICAL SUMMARY OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2017

Dollars (millions)	Historical PotashCorp	Historical Agrium	Nutrien
Other comprehensive income	$ 96	$ 80	$ 176

NUTRIEN COMBINED HISTORICAL BALANCE SHEET AS AT DECEMBER 31, 2017

Dollars (millions)	Historical PotashCorp	Historical Agrium	Adjustments [1]	**Nutrien**
ASSETS				
Current assets				
Cash and cash equivalents	$ 116	$ 466	$ –	$ 582
Receivables	489	2,406	18 [2]	2,913
Income tax receivables	–	18	(18) [2]	–
Inventories	788	3,321	–	4,109
Prepaid expenses and other current assets	72	1,004	120 [3]	1,196
Other current assets	–	120	(120) [3]	–
	1,465	7,335	–	8,800
Assets held for sale	1,858	105	–	1,963
	3,323	7,440	–	10,763
Non-current assets				
Property, plant and equipment	12,971	7,091	–	20,062
Goodwill	–	2,228	97 [4]	2,325
Other intangible assets	166	518	(97) [4]	587
Investments	30	522	262 [5]	814
Available for sale investments	262	–	(262) [5]	–
Deferred income tax assets	–	85	(85) [6]	–
Other assets	246	58	85 [6]	389
TOTAL ASSETS	$ 16,998	$ 17,942	$ –	$ 34,940
LIABILITIES				
Current liabilities				
Short-term debt	$ 730	$ 867	$ – [7]	$ 1,597
Payables and accrued charges	807	5,206	119 [8, 9, 10]	6,132
Income taxes payable	–	27	(27) [8]	–
Current portion of long-term debt	–	11	– [7]	11
Current portion of derivative instrument liabilities	29	–	(29) [9]	–
Current portion of other provisions	–	63	(63) [10]	–
Deferred income tax liabilities on assets held for sale	36	–	–	36
	1,602	6,174	–	7,776
Non-current liabilities				
Long-term debt	3,711	4,397	–	8,108
Deferred income tax liabilities	2,205	473	–	2,678
Pension and other post-retirement benefit liabilities	440	142	–	582
Asset retirement obligations and accrued environmental costs	651	522	–	1,173
Derivative instrument liabilities	35	–	(35) [11]	–
Other non-current liabilities	51	106	42 [11, 12]	199
TOTAL LIABILITIES	8,695	11,814	7	20,516
SHAREHOLDERS' EQUITY				
Share capital	1,806	1,776	–	3,582
Contributed surplus	230	–	–	230
Accumulated other comprehensive income (loss)	25	(1,116)	–	(1,091)
Retained earnings	6,242	5,461	–	11,703
	8,303	6,121	–	14,424
Non-controlling interests	–	7	(7) [12]	–
TOTAL SHAREHOLDERS' EQUITY	8,303	6,128	(7)	14,424
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 16,998	$ 17,942	$ –	$ 34,940

1 The following balances do not reflect the issuance of new shares or the PPA adjustments resulting from the Merger.
2 Reclassified Agrium income tax receivables as part of receivables.
3 Reclassified Agrium other current assets as part of prepaid expenses and other current assets.
4 Reclassified PotashCorp goodwill from intangibles to a separate line item.
5 Combined investments in equity-accounted investees and available for sale.
6 Reclassified Agrium deferred income tax assets as part of other assets.
7 Reclassified PotashCorp current portion of long-term debt as a separate line item.

8 Reclassified Agrium income taxes payable as part of payables and accrued charges.
9 Reclassified PotashCorp current portion of derivative instrument liabilities as part of payables and accrued charges.
10 Reclassified Agrium current portion of other provisions as part of payables and accrued charges.
11 Reclassified PotashCorp derivative instrument liabilities as part of other non-current liabilities.
12 Reclassified Agrium non-controlling interests as part of other non-current liabilities.

NUTRIEN COMBINED HISTORICAL EARNINGS FROM CONTINUING OPERATIONS AND EBITDA FOR THE YEAR ENDED DECEMBER 31, 2017

Dollars (millions)	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Nutrien
SALES	$ 12,103	$ 2,391	$ 2,986	$ 1,561	$ —	$ (872)	$ 18,169
Freight, transportation and distribution	—	(334)	(347)	(204)	—		(885)
Cost of goods sold	(9,157)	(1,124)	(2,084)	(1,649)	—	881	(13,133)
GROSS MARGIN	2,946	933	555	(292)	—	9	4,151
Selling expenses	(2,007)	(12)	(31)	(8)	15	—	(2,043)
General and administrative expenses	(100)	(5)	(13)	(8)	(377)	—	(503)
Provincial mining and other taxes	—	(159)	—	—	—	—	(159)
Earnings of equity-accounted investees	9	1	35	—	1	—	46
Other income (expenses)	8	(20)	(25)	(7)	(257)	—	(301)
EARNINGS (LOSS) BEFORE FINANCE COSTS AND INCOME TAXES	856	738	521	(315)	(618)	9	1,191
Finance costs	—	—	—	—	(515)	—	(515)
EARNINGS (LOSS) BEFORE INCOME TAXES	856	738	521	(315)	(1,133)	9	676
Income taxes	—	—	—	—	(20)	—	(20)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	$ 856	$ 738	$ 521	$ (315)	$ (1,153)	$ 9	$ 656
Finance costs	—	—	—	—	515	—	515
Income taxes	—	—	—	—	20	—	20
Depreciation and amortization	289	345	291	240	56	—	1,221
EBITDA	$ 1,145	$ 1,083	$ 812	$ (75)	$ (562)	$ 9	$ 2,412

EBITDA RECONCILIATION TO HISTORICAL	Nutrien
PotashCorp	$ 901
Agrium	1,546
Combined EBITDA	2,447
Adjustments:	
Allocate Retail finance costs	(34)
Other	(1)
NUTRIEN EBITDA	$ 2,412

NUTRIEN COMBINED HISTORICAL RETAIL SEGMENT EBITDA FOR THE YEAR ENDED DECEMBER 31, 2017

Dollars (millions)	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
SALES				
External	$ —	$ 12,056	$ —	$ 12,056
Intersegment	—	47	—	47
TOTAL SALES	—	12,103	—	12,103
Cost of goods sold	—	(9,157)	—	(9,157)
GROSS MARGIN	—	2,946	—	2,946
Selling expenses	—	(2,007)	—	(2,007)
General and administrative expenses	—	(100)	—	(100)
Earnings of equity-accounted investees	—	9	—	9
Other income (expenses)	—	42	(34) [1]	8
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES	—	890	(34)	856
Depreciation and amortization	—	289	—	289
EBITDA	$ —	$ 1,179	$ (34)	$ 1,145

1 Finance costs associated with Retail operations will be allocated to the Retail segment, and will be presented in other income (expenses).

NUTRIEN COMBINED HISTORICAL POTASH SEGMENT EBITDA FOR THE YEAR ENDED DECEMBER 31, 2017

Dollars (millions)	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
SALES				
External	$ 1,868	$ 386	$ 4	$ 2,258
Intersegment	–	133	–	133
TOTAL SALES	1,868	519	4	2,391
Freight, transportation and distribution	(235)	–	(99) [1]	(334)
Cost of goods sold	(848)	(390)	114 [1, 4]	(1,124)
GROSS MARGIN	785	129	19	933
Selling expenses	–	(5)	(7) [4]	(12)
General and administrative expenses	–	(6)	1 [3, 4]	(5)
Provincial mining and other taxes	(151)	–	(8) [2, 4]	(159)
Earnings of equity-accounted investees	–	–	1 [4]	1
Other expenses	–	(13)	(7) [2, 4]	(20)
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES	634	105	(1)	738
Depreciation and amortization	232	113	–	345
EBITDA	$ 866	$ 218	$ (1)	$ 1,083

1 To separately present legacy Agrium direct and indirect freight costs.
2 To separately present legacy Agrium provincial mining taxes.
3 To reclassify legacy Agrium costs related to business support functions to Others.
4 To allocate legacy PotashCorp all Others segment selling and administrative expenses to segment.

NUTRIEN COMBINED HISTORICAL NITROGEN SEGMENT EBITDA FOR THE YEAR ENDED DECEMBER 31, 2017

Dollars (millions)	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
SALES				
External	$ 1,395	$ 755	$ 387 [2]	$ 2,537
Intersegment	74	254	121 [2, 4]	449
TOTAL SALES	1,469	1,009	508	2,986
Freight, transportation and distribution	(129)	–	(218) [1]	(347)
Cost of goods sold	(1,046)	(757)	(243) [1, 2, 4]	(2,046)
Cost of intersegment purchases	(38)	–	–	(38)
GROSS MARGIN	256	252	47	555
Selling expenses	–	(12)	(19) [2, 5]	(31)
General and administrative expenses	–	(13)	– [2, 3, 5]	(13)
Earnings of equity-accounted investees	–	–	35 [2, 5]	35
Other expenses	–	(18)	(7) [2, 5]	(25)
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES	256	209	56	521
Depreciation and amortization	203	79	9 [2, 4]	291
EBITDA	$ 459	$ 288	$ 65	$ 812

1 To separately present legacy Agrium direct and indirect freight costs.
2 To reclassify legacy wholesale other Agrium segment between Nitrogen and Phosphate and Sulfate.
3 To reclassify legacy Agrium costs related to business support functions to Others.
4 To record profit on legacy Agrium transfers of ammonia to Phosphate and Sulfate segment not previously recorded.
5 To allocate legacy PotashCorp all Others segment selling and administrative expenses to segment.

NUTRIEN COMBINED HISTORICAL PHOSPHATE AND SULFATE SEGMENT EBITDA FOR THE YEAR ENDED DECEMBER 31, 2017

Dollars (millions)	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
SALES				
External	$ 1,284	$ 115	$ (18)[2,5]	$ 1,381
Intersegment	–	122	58[2]	180
TOTAL SALES	1,284	237	40	1,561
Freight, transportation and distribution	(173)	–	(31)[1,5]	(204)
Cost of goods sold	(1,441)	(228)	56[1,2,3,5]	(1,613)
Cost of intersegment purchases	(36)	–	–	(36)
GROSS MARGIN	(366)	9	65	(292)
Selling expenses	–	(2)	(6)[4]	(8)
General and administrative expenses	–	–	(8)[2,4]	(8)
Other expenses	–	(3)	(4)[2,4]	(7)
(LOSS) EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES	(366)	4	47	(315)
Depreciation and amortization	220	17	3[2,3]	240
EBITDA	$ (146)	$ 21	$ 50	$ (75)

1 To separately present legacy Agrium direct and indirect freight costs.
2 To reclassify legacy wholesale other Agrium segment between Nitrogen and Phosphate and Sulfate.
3 To record incremental cost on legacy Agrium transfers of ammonia to Phosphate and Sulfate segment not previously recorded.
4 To allocate legacy PotashCorp all Others segment selling and administrative expenses to segment.
5 To reclassify certain phosphate products to Others segment.

NUTRIEN COMBINED HISTORICAL OTHERS SEGMENT AND ELIMINATIONS EBITDA FOR THE YEAR ENDED DECEMBER 31, 2017

Dollars (millions)	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
SALES				
Intersegment	$ –	$ (696)	$ (176)[1,2,9]	$ (872)
TOTAL SALES	–	(696)	(176)	(872)
Cost of goods sold	–	705	176[1,2,9]	881
GROSS MARGIN	–	9	–	9
Selling and administrative expenses	(214)	–	214[10]	–
Selling expenses	–	17	(2)[10]	15
General and administrative expenses	–	(121)	(256)[4,5,10]	(377)
Share-based payments	–	(69)	69[4]	–
Earnings of equity-accounted investees	121	–	(120)[7,10]	1
Other expenses	(90)	(127)	(40)[8,10,11]	(257)
LOSS BEFORE FINANCE COSTS AND INCOME TAXES	(183)	(291)	(135)	(609)
Finance costs	(238)	(101)	(176)[3,6]	(515)
Finance costs related to long-term debt	–	(210)	210[6]	–
LOSS BEFORE INCOME TAXES	(421)	(602)	(101)	(1,124)
Income tax recovery (expense)	180	(203)	3[7]	(20)
NET LOSS FROM CONTINUING OPERATIONS	(241)	(805)	(98)	(1,144)
Finance costs	238	101	176[3,6]	515
Finance costs related to long-term debt	–	210	(210)[6]	–
Income tax (recovery) expense	(180)	203	(3)[7]	20
Depreciation and amortization	37	19	–	56
EBITDA	$ (146)	$ (272)	$ (135)	$ (553)

1 To eliminate sales made from legacy PotashCorp to legacy Agrium.
2 To eliminate incremental sales and cost of goods sold related to ammonia transfers to Phosphate and Sulfate segment.
3 Finance costs associated with Retail operations will be allocated to Retail segment, and presented in other expenses.
4 To reclassify legacy Agrium's share-based payments to general and administrative expenses.
5 To reclassify legacy Agrium costs related to business support functions to Others.
6 To reclassify finance costs related to long-term debt to finance costs.
7 To eliminate the earnings of legacy PotashCorp's investments in SQM and APC.
8 To eliminate the earnings of legacy PotashCorp's investment in ICL.
9 To eliminate legacy PotashCorp intersegment sales between Nitrogen and Phosphate and Sulfate.
10 To allocate legacy PotashCorp all Others segment selling and administrative expenses to segments.
11 To reclassify certain phosphate products to Others segment.

EBITDA, ADJUSTED EBITDA AND POTASH ADJUSTED EBITDA

Most Directly Comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization, impairment, Merger and related costs, share-based compensation and defined benefit plans curtailment gain.

Why we use the measure and why it is useful to investors: As a valuation measurement it excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations.

Dollars (millions)	Nutrien 2018	Nutrien 2017 [1]
Net (loss) earnings from continuing operations	$ (31)	$ 656
Finance costs	538	515
Income tax (recovery) expense	(93)	20
Depreciation and amortization	1,592	1,221
EBITDA	2,006	2,412
Impairment of property, plant and equipment	1,809	305
Merger and related costs	170	178
Share-based compensation	116	92
Defined benefit plans curtailment gain	(157)	–
Adjusted EBITDA	$ 3,944	$ 2,987

	Nutrien 2018	Nutrien 2017
Potash EBITDA	$ (203)	$ 1,083
Impairment of property, plant and equipment	1,809	–
Potash adjusted EBITDA	$ 1,606	$ 1,083

1   Amount presented is the combined historical financial results of PotashCorp and Agrium.

ADJUSTED NET EARNINGS (AND THE RELATED PER SHARE AMOUNTS)

Most Directly Comparable IFRS financial measure: Net (loss) earnings from continuing operations and net (loss) earnings per share.

Definition: Net loss from continuing operations before purchase price allocation, impairment, Merger and related costs, share-based compensation, defined benefit plans curtailment gain and dividend income from discontinued operations net of tax.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	2018		
Dollars (millions), except per share amounts	Increases (Decreases)	Post-Tax	Per Share
Net loss from continuing operations		$ (31)	$ (0.05)
Adjustments:			
Purchase price allocation	$ 211	161	0.26
Impairment of property, plant and equipment	1,809	1,320	2.11
Merger and related costs	170	130	0.21
Share-based compensation	116	89	0.14
Defined benefit plans curtailment gain	(157)	(120)	(0.19)
Dividend income of SQM and APC	156	130	0.21
Adjusted net earnings		$ 1,679	$ 2.69

GROSS MARGIN EXCLUDING DEPRECIATION AND AMORTIZATION PER TONNE

Most Directly Comparable IFRS financial measure: Gross margin per tonne.

Definition: Gross margin less depreciation and amortization per tonne. (Reconciliations are provided on pages 42, 48 and 54.)

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

FREE CASH FLOW

Most Directly Comparable IFRS financial measure: Cash provided by operating activities.

Definition: Cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for our facilities.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. It is also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. Free cash flow does not represent residual cash flow available for discretionary expenditures.

Dollars (millions)	2018 Nutrien		2017 Nutrien [1]	
Cash provided by operating activities	$	2,052	$	2,568
Cash provided by operating activities from discontinued operations		(130)		(200)
Sustaining capital expenditures		(1,085)		(1,018)
Changes in non-cash operating working capital		1,138		(57)
Free cash flow	$	1,975	$	1,293

1 Amount presented is the combined historical financial results of PotashCorp and Agrium.

POTASH CASH COPM

Most Directly Comparable IFRS financial measure: Cost of goods sold (COGS).

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

Dollars (millions), except per tonne amounts	2018 Nutrien		2017 Nutrien [1]	
Total COGS – Potash	$	1,183	$	1,124
Change in inventory		(5)		36
Other adjustments		(14)		20
COPM	$	1,164	$	1,180
Depreciation and amortization included in COPM		(391)		(378)
Cash COPM	$	773	$	802
Production tonnes (tonnes - thousands)		12,842		12,224
Potash cash COPM per tonne	$	60	$	66

1 Amount presented is the combined historical financial results of PotashCorp and Agrium.

UREA CONTROLLABLE CASH COPM

Most directly comparable IFRS financial measure: COGS.

Definition: Urea COGS for the Nitrogen segment excluding depreciation and amortization expense, cash COGS for products excluding urea, inventory and other adjustments and urea natural gas and steam costs, divided by the urea production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

Dollars (millions), except per tonne amounts	2018 Nutrien		2017 Nutrien [1]	
Total COGS – Nitrogen	$	2,079	$	2,084
Nitrogen depreciation and amortization		(429)		(291)
Cash COGS for products other than urea		(1,251)		(1,421)
Urea				
Total cash COGS	$	399	$	372
Change in inventory and other adjustments		70		52
Total cash COPM	$	469	$	424
Natural gas and steam costs		(221)		(205)
Controllable cash COPM	$	248	$	219
Production (tonnes - thousands)		3,422		2,891
Urea controllable cash COPM per tonne	$	72	$	76

1 Amount presented is the combined historical financial results of PotashCorp and Agrium.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RETAIL NORMALIZED COMPARABLE STORE SALES

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Retail normalized comparable store sales is determined by adjusting prior year comparable store sales for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: Evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Included are locations owned by us for more than 12 months.

Dollars (millions), except percentage amounts	2018 Nutrien	2017 Nutrien [1]
Sales from comparable base		
Current period	$ 12,253	$ 11,782
Prior period	12,103	11,766
Comparable store sales (%)	1%	0%
Prior period normalized for benchmark prices and foreign exchange rates	12,363	11,509
Normalized comparable store sales (%)	(1%)	2%

1   Amount presented is the combined historical financial results of PotashCorp and Agrium.

RETAIL AVERAGE WORKING CAPITAL TO SALES

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

Dollars (millions), except percentage amounts	Rolling four quarters ended December 31, 2018				
	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Average/Total
Working capital	$ 1,781	$ 3,170	$ 3,633	$ 2,312	$ 2,724
Sales	2,099	6,342	2,175	2,054	12,670
Average working capital to sales					21%

RETAIL CASH OPERATING COVERAGE RATIO

Most directly comparable IFRS financial measure: Retail expenses below gross margin as a percentage of Retail gross margin.

Definition: Retail gross margin less depreciation and amortization, EBIT and Merger-related adjustments, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

Dollars (millions), except percentage amounts	Rolling four quarters ended December 31, 2018				
	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Total
Gross margin	$ 408	$ 1,432	$ 533	$ 662	$ 3,035
Depreciation and amortization in cost of goods sold	2	2	1	2	7
Gross margin excluding depreciation and amortization	$ 410	$ 1,434	$ 534	$ 664	$ 3,042
EBIT	(133)	764	(6)	82	707
Depreciation and amortization	123	122	122	132	499
Merger-related adjustments [1]	14	12	6	8	40
Operating expenses excluding depreciation and amortization and Merger-related adjustments	$ 406	$ 536	$ 412	$ 442	$ 1,796

1   Adjusted for the impact of Merger-related presentation adjustments.

Cash operating coverage ratio (%)	59%

ADJUSTED NET DEBT

Most directly comparable IFRS financial measure: Long-term debt.

Definition: Long-term debt less net unamortized fair value adjustments plus short-term debt and current portion of long-term debt.

Why we use the measure and why it is useful to investors: As a component of adjusted net debt to adjusted EBITDA, it is used to evaluate our ability to pay our debts. See note 25 to the financial statements for a reconciliation of adjusted net debt.

Two Year Highlights

The following information is not part of our MD&A on SEDAR and EDGAR and is furnished for those readers who may find value in the use of such information over the long term. In future years, we plan to expand the historical data in these tables as such information becomes available.

Summary Financial Information

Dollars (millions), except as noted	Nutrien 2018		Nutrien 2017 [1]
OPERATIONS			
Sales	$	19,636	$ 18,169
Gross margin		5,392	4,151
Earnings before finance costs and income taxes		414	1,191
Net (loss) earnings from continuing operations		(31)	656
Net earnings		3,573	n/a
Diluted net (loss) earnings per share from continuing operations		(0.05)	n/a
Diluted net earnings per share from continuing and discontinued operations		5.72	n/a
Finance costs		538	515
EBITDA [1]		2,006	2,412
Adjusted EBITDA [1]		3,944	2,987
Cash provided by operating activities		2,052	2,568
BALANCE SHEET			
Total assets	$	45,502	$ 34,940
Short-term debt and long-term debt		9,223	9,716
Shareholders' equity		24,425	14,424
COMMON SHARE INFORMATION			
Weighted average common shares outstanding (millions)		625	n/a
Closing share price (USD)	$	47.00	n/a
Total Shareholder Return percentage		(6.6%)	n/a
OPERATING SEGMENT INFORMATION			
Retail net sales	$	12,670	$ 12,103
Potash net sales		2,667	2,057
Nitrogen net sales		2,859	2,639
Phosphate and sulfate net sales		1,667	1,357
Retail EBITDA		1,206	1,145
Potash EBITDA		(203)	1,083
Nitrogen EBITDA		1,162	812
Phosphate and sulfate EBITDA		308	(75)
CAPITAL ALLOCATION			
Sustaining capital	$	1,085	n/a
Investing capital		320	n/a
Acquisitions (net of cash acquired)		433	n/a
Purchase of investments		135	n/a
Dividends paid		952	n/a
Long-term debt repayment		12	n/a
Cost of shares repurchased and cancelled		1,800	n/a

1   Refer to "Non-IFRS Financial Measures" section starting on page 77 for details.

n/a = not available on a combined historical basis

OTHER INFORMATION

Summary Non-Financial Information

	Nutrien 2018	Nutrien 2017
SAFETY		
Total Recordable Injury Frequency	1.28	n/a
Lost-Time Injury Frequency	0.34	0.33
Life-altering injuries	2	n/a
ENVIRONMENT		
Environmental Incidents	22	35
COMMUNITY		
Community investment ($ millions)	17	16
Taxes and royalties ($ millions)	1,614	n/a
EMPLOYEES		
Employees at December 31	20,300	20,745
Annual employee turnover rate	16%	11%
Proportion of women	17%	17%
Proportion of women in senior leadership (director level and above)	17%	16%

n/a = not available on a combined historical basis

Summary Production and Sales Volumes Information

	Nutrien 2018	Nutrien 2017
PRODUCTION (THOUSANDS)		
Potash production (Product tonnes)	12,842	12,224
Nitrogen production (Ammonia tonnes)	6,372	6,004
Phosphate production (P_2O_5 tonnes)	1,851	1,699
SALES OF MANUFACTURED PRODUCT TONNES (THOUSANDS)		
Retail crop nutrient tonnes sold	10,689	10,202
Potash tonnes sold	13,019	11,728
Nitrogen tonnes sold	10,258	9,853
Phosphate tonnes sold	3,612	3,498

Terms

Community Investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services and employee volunteerism (on corporate time).
Compound Annual Growth Rate (CAGR)	CAGR is the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment's lifespan.
Environmental Incidents	Number of incidents includes release quantities that exceed the US Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) limits, in Potash facilities any release that exceeds Saskatchewan Release Limits (based on the Saskatchewan Environmental Code), non-compliance incidents that exceed $10 thousand in costs to reach compliance or enforcement actions with fines exceeding $1 thousand.
Employee Turnover Rate	The number of permanent employees who left the Company (due to deaths and voluntary and involuntary terminations, and excluding retirements and announced workforce reductions) as a percentage of average total employees during the year. Retirements and terminations of temporary employees are excluded.
Investing Capital	Capital for significant expansions of current operations or to create cost savings (synergies), including capitalized interest. Investing capital excludes capital outlays for business acquisitions and equity-accounted investees.
Net Sales	Sales minus freight, transportation and distribution expenses.
Lost-Time Injury Frequency	Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.
Merger	The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the *Canada Business Corporations Act* and became wholly owned subsidiaries of Nutrien Ltd.
Purchase Price Allocation (PPA)	The allocation of the purchase price in a business combination to the fair values of assets acquired and liabilities assumed. The PPA adjustments impacted net earnings primarily through increased depreciation and amortization and decreased finance costs.
Sustaining Capital	Sustaining capital expenditures are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.
Taxes and Royalties	Includes tax and royalty amounts on an accrual basis calculated as: current income tax expense from continuing and discontinued operations minus investment tax credits and realized excess tax benefit related to share-based compensation plus potash production tax, resource surcharge, royalties, municipal taxes and other miscellaneous taxes.
Total Recordable Injury Frequency	Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.
Total Shareholder Return	Return on investment in Nutrien shares from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.
Working Capital Ratio	Current assets divided by current liabilities.

Financial Statements & Notes



P Includes Accounting Policies
E Includes Accounting Estimates and Judgments

Management's Responsibility

Management's Responsibility for Financial Reporting

Management's Report on Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of Nutrien's management. They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee of the Board of Directors is composed entirely of independent directors. The audit committee discusses and analyzes Nutrien's interim condensed consolidated financial statements and Management's Discussion & Analysis ("MD&A") with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The annual consolidated financial statements and MD&A are also analyzed by the audit committee and management and are approved by the Board of Directors.

In addition, the audit committee has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management, and to approve the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their report for 2018 included on Page 92. KPMG LLP have full and independent access to the audit committee to discuss their audit and related matters.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

On January 1, 2018, Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium") combined their businesses in a transaction by way of a plan of arrangement (the "Merger") by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as "Nutrien" or the "Company" except to the extent the context otherwise requires). For the year ended December 31, 2018, the Company has designed internal control over financial reporting for Nutrien, while maintaining the internal control over financial reporting for its subsidiaries, PotashCorp and Agrium.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2018, Nutrien did maintain effective internal control over financial reporting. The effectiveness of the Company's internal control over financial reporting as at December 31, 2018 has been audited by KPMG LLP, as reflected in their report for 2018 included on page 91.

Chuck Magro
President and Chief Executive Officer
February 20, 2019

Pedro Farah
Chief Financial Officer
February 20, 2019

Report of Independent Registered Public Accounting Firm – 2018

To the Shareholders and the Board of Directors of Nutrien Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet of the Company as of December 31, 2018, the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants

Saskatoon and Calgary, Canada
February 20, 2019

Report of Independent Registered Public Accounting Firm – 2018

To the Shareholders and the Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Nutrien Ltd. and subsidiaries (the "Company") as of December 31, 2018, the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements of Potash Corporation of Saskatchewan Inc. and subsidiaries ("PotashCorp") as of December 31, 2017 and for the year then ended were audited by other auditors, whose report thereon dated February 20, 2018 expressed an unqualified opinion on those consolidated financial statements, before the retrospective reclassification of certain comparative information as well as additional disclosures within the segment and capital management financial statement notes, described in Note 33 to the consolidated financial statements.

We have audited the adjustments described in Note 33 that were applied to restate the December 31, 2017 consolidated financial statements including the retrospective reclassification of certain comparative information as well as additional disclosures within the segment and capital management financial statement notes, to conform to the current year presentation. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of PotashCorp other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2019 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since our appointment in 2018.

Saskatoon and Calgary, Canada
February 20, 2019

Report of Independent
Registered Public Accounting Firm – 2017

To the Shareholders and the Board of Directors of Potash Corporation of Saskatchewan Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively reclassify certain comparative information and to provide additional disclosures to conform to the current year presentation as discussed in Note 33 to the consolidated financial statements, the consolidated statement of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries ("PotashCorp") as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows, for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements") (the 2017 financial statements before the effects of the retrospective reclassification and additional disclosures discussed in Note 33 to the financial statements are not presented herein). In our opinion, the 2017 financial statements before the effects of the adjustments to retrospectively reclassify certain comparative information and to provide additional disclosures to conform to the current year presentation as discussed in Note 33 to the financial statements, present fairly, in all material respects, the financial position of PotashCorp as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reclassify certain comparative information and to provide additional disclosures to conform to the current year presentation as discussed in Note 33 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments and additional disclosures discussed in Note 33 are appropriate and have been properly applied. Those retrospective adjustments and additional disclosures were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of PotashCorp's management. Our responsibility is to express an opinion on PotashCorp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to PotashCorp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Deloitte LLP

Chartered Professional Accountants

Saskatoon, Canada
February 20, 2018

We began serving as PotashCorp's auditor in 1977. In 2018, we became the predecessor auditor.

FINANCIAL STATEMENTS AND NOTES

Consolidated Financial Statements
Consolidated Statements of Earnings

For the years ended December 31		2018		2017
				(Note 33)
SALES	Note 4	$ 19,636	$	4,547
Freight, transportation and distribution	Note 5	(864)		(537)
Cost of goods sold	Note 5	(13,380)		(3,316)
GROSS MARGIN		5,392		694
Selling expenses	Note 5	(2,337)		(29)
General and administrative expenses	Note 5	(539)		(185)
Provincial mining and other taxes	Note 6	(250)		(146)
Impairment of property, plant and equipment	Note 16	(1,809)		–
Other expenses	Note 7	(43)		(125)
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		414		209
Finance costs	Note 8	(538)		(238)
LOSS BEFORE INCOME TAXES		(124)		(29)
Income tax recovery	Note 9	93		183
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS		(31)		154
Net earnings from discontinued operations	Note 10	3,604		173
NET EARNINGS		$ 3,573	$	327
NET (LOSS) EARNINGS PER SHARE FROM CONTINUING OPERATIONS	Note 11			
Basic		$ (0.05)	$	0.18
Diluted		$ (0.05)	$	0.18
NET EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	Note 11			
Basic		$ 5.77	$	0.21
Diluted		$ 5.77	$	0.21
NET EARNINGS PER SHARE FROM CONTINUING AND DISCONTINUED OPERATIONS	Note 11			
Basic		$ 5.72	$	0.39
Diluted		$ 5.72	$	0.39
Weighted average shares outstanding for basic earnings per share ("EPS")	Note 11	624,900,000		840,079,000
Weighted average shares outstanding for diluted EPS	Note 11	624,900,000		840,316,000

(See Notes to the Consolidated Financial Statements)

2018 HIGHLIGHTS

- Merger of Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium") occurred on January 1, 2018. As a result, the 2017 figures throughout are the financial results of PotashCorp only, the accounting acquirer.



NET EARNINGS (LOSS) AND DIVIDEND PER SHARE

($ per share)

- ● Net earnings per share from discontinued operations – diluted and basic
- ● Net (loss) earnings per share from continuing operations – diluted and basic
- ▬ Dividend declared per share



GROSS MARGIN BY OPERATING SEGMENT

(%)

2018

- 56 Retail
- 27 Potash
- 15 Nitrogen
- 2 Phosphate and Sulfate

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Consolidated Statements of Comprehensive Income

For the years ended December 31 (net of related income taxes)	2018	2017 (Note 33)
NET EARNINGS	$ 3,573	$ 327
Other comprehensive (loss) income		
Items that will not be reclassified to net earnings:		
Net actuarial gain on defined benefit plans	54	46
Net fair value (loss) gain on investments [1]	(99)	30
Items that have been or may be subsequently reclassified to net earnings:		
Loss on currency translation of foreign operations	(249)	–
Other	(8)	20
OTHER COMPREHENSIVE (LOSS) INCOME	(302)	96
COMPREHENSIVE INCOME	$ 3,271	$ 423

1 As at December 31, 2018 and 2017, financial instruments measured at fair value through other comprehensive income ("FVTOCI") are comprised of shares in Sinofert Holdings Limited ("Sinofert") and other. The Company's investment in Israel Chemicals Ltd. ("ICL") was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

(See Notes to the Consolidated Financial Statements)

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Consolidated Statements of Cash Flows

For the years ended December 31		**2018**	2017
OPERATING ACTIVITIES			
Net earnings		$ 3,573	$ 327
Adjustments to reconcile net earnings to cash provided by operating activities	Note 12	(383)	826
Changes in non-cash operating working capital	Note 12	(1,138)	72
CASH PROVIDED BY OPERATING ACTIVITIES		2,052	1,225
INVESTING ACTIVITIES			
Cash acquired in Merger	Note 3	466	–
Business acquisitions, net of cash acquired	Note 3	(433)	–
Additions to property, plant and equipment	Note 16	(1,405)	(651)
Proceeds from disposal of discontinued operations, net of tax	Note 10	5,394	–
Purchase of investments		(135)	–
Other		–	(1)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		3,887	(652)
FINANCING ACTIVITIES			
Finance costs on long-term debt		(21)	(1)
(Repayment of) proceeds from short-term debt	Note 22	(927)	341
Repayment of long-term debt	Note 23	(12)	(500)
Dividends paid	Note 24	(952)	(330)
Repurchase of common shares	Note 24	(1,800)	–
Issuance of common shares	Note 24	7	1
CASH USED IN FINANCING ACTIVITIES		(3,705)	(489)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(36)	–
INCREASE IN CASH AND CASH EQUIVALENTS		2,198	84
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		116	32
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 2,314	$ 116
Cash and cash equivalents comprised of:			
Cash		$ 1,506	$ 14
Short-term investments		808	102
		$ 2,314	$ 116

(See Notes to the Consolidated Financial Statements)

2018 HIGHLIGHTS

The graph below represents the significant changes in Nutrien's cash flows in 2018.

CASH FLOWS

($ millions)


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
116
466
2,052
5,394
(1,800)
(1,405)
(952)
(927)
(630)
2,314
Cash and cash equivalents December 31, 2017
Cash acquired in Merger
Cash provided by operating activities
Proceeds from disposal of discontinued operations, net of tax
Repurchase of common shares
Additions to property, plant and equipment
Dividends paid
Repayment of short-term debt
Other
Cash and cash equivalents December 31, 2018

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Consolidated Statements of Changes in Shareholders' Equity

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income ("AOCI") Net Fair Value Loss on Investments [1,2]	Net Actuarial Gain on Defined Benefit Plans [3]	Loss on Currency Translation of Foreign Operations (Note 33)	Other (Note 33)	Total AOCI	Retained Earnings	Total Equity [4]
BALANCE – DECEMBER 31, 2016	$ 1,798	$ 222	$ 43	$ –	$ (2)	$ (66)	$ (25)	$ 6,204	$ 8,199
Net earnings	–	–	–	–	–	–	–	327	327
Other comprehensive income	–	–	30	46	–	20	96	–	96
Dividends declared	–	–	–	–	–	–	–	(335)	(335)
Effect of share-based compensation including issuance of common shares	2	8	–	–	–	–	–	–	10
Shares issued for dividend reinvestment plan	6	–	–	–	–	–	–	–	6
Transfer of net actuarial gain on defined benefit plans	–	–	–	(46)	–	–	(46)	46	–
BALANCE – DECEMBER 31, 2017	$ 1,806	$ 230	$ 73	$ –	$ (2)	$ (46)	$ 25	$ 6,242	$ 8,303
Merger impact (Notes 3 and 11)	15,898	7	–	–	–	–	–	(1)	15,904
Net earnings	–	–	–	–	–	–	–	3,573	3,573
Other comprehensive (loss) income	–	–	(99)	54	(249)	(8)	(302)	–	(302)
Shares repurchased (Note 24)	(998)	(23)	–	–	–	–	–	(831)	(1,852)
Dividends declared	–	–	–	–	–	–	–	(1,273)	(1,273)
Effect of share-based compensation including issuance of common shares	34	17	–	–	–	–	–	–	51
Transfer of net actuarial gain on defined benefit plans	–	–	–	(54)	–	–	(54)	54	–
Transfer of net loss on sale of investment	–	–	19	–	–	–	19	(19)	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	21	21	–	21
BALANCE – DECEMBER 31, 2018	$16,740	$ 231	$ (7)	$ –	$ (251)	$ (33)	$ (291)	$ 7,745	$24,425

1 The Company adopted IFRS 9 "Financial Instruments" in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.

2 The Company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings in 2018. The cumulative net unrealized gain at December 31, 2017 was $4.

3 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

4 All equity transactions were attributable to common shareholders.

(See Notes to the Consolidated Financial Statements)

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Consolidated Balance Sheets

As at December 31		2018	2017
			(Note 33)
ASSETS			
Current assets			
Cash and cash equivalents		$ 2,314	$ 116
Receivables	Note 14	3,342	489
Inventories	Note 15	4,917	788
Prepaid expenses and other current assets		1,089	72
		11,662	1,465
Assets held for sale	Note 10	–	1,858
		11,662	3,323
Non-current assets			
Property, plant and equipment	Note 16	18,796	12,971
Goodwill	Note 17	11,431	97
Other intangible assets	Note 17	2,210	69
Investments	Note 21	878	292
Other assets	Note 18	525	246
TOTAL ASSETS		$ 45,502	$ 16,998

(See Notes to the Consolidated Financial Statements)

As at December 31		2018	2017
			(Note 33)
LIABILITIES			
Current liabilities			
Short-term debt	Note 22	$ 629	$ 730
Current portion of long-term debt	Note 23	1,003	–
Payables and accrued charges	Note 19	6,703	836
		8,335	1,566
Deferred income tax liabilities on assets held for sale	Note 10	–	36
		8,335	1,602
Non-current liabilities			
Long-term debt	Note 23	7,591	3,711
Deferred income tax liabilities	Note 9	2,907	2,205
Pension and other post-retirement benefit liabilities	Note 28	395	440
Asset retirement obligations and accrued environmental costs	Note 20	1,673	651
Other non-current liabilities		176	86
TOTAL LIABILITIES		21,077	8,695
SHAREHOLDERS' EQUITY			
Share capital	Note 24	16,740	1,806
Contributed surplus		231	230
Accumulated other comprehensive (loss) income		(291)	25
Retained earnings		7,745	6,242
TOTAL SHAREHOLDERS' EQUITY		24,425	8,303
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 45,502	$ 16,998

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director

Director

2018 HIGHLIGHTS

- Increase in assets and liabilities primarily relates to the Merger of PotashCorp and Agrium.



TOTAL ASSETS

As at December 31
(%)

2018
41 Property, plant and equipment
25 Goodwill
26 Current assets
8 All other non-current assets



TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

As at December 31
(%)

2018
37 Share capital
17 All other shareholders' equity
17 Long-term debt
5 All other non-current liabilities
6 Deferred income tax liabilities
18 Current liabilities

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 1 DESCRIPTION OF BUSINESS

Nutrien Ltd. is an integrated ag solutions provider and plays a critical role in helping growers around the globe increase food production in a sustainable manner. The Company's Retail segment supplies key products and services directly to growers – including crop nutrients, crop protection and seed, as well as agronomic and application services. The Company produces the three essential nutrients – potash, nitrogen and phosphate – required to help farmers grow healthier, more abundant crops.

On January 1, 2018, PotashCorp and Agrium combined their businesses in a transaction by way of a plan of arrangement (the "Merger") by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as "Nutrien" or "the Company" except to the extent the context otherwise requires).

Nutrien is the world's largest provider of crop inputs and services. The Company is a corporation organized under the laws of Canada and its registered head office is located at Suite 500, 122—1st Avenue South, Saskatoon, Saskatchewan, Canada. As at December 31, 2018, the Company had assets as follows:

R Retail

- more than 1,700 retail facilities across the US, Canada, Australia and key areas of South America
- capability to formulate and distribute advanced proprietary crop protection products and nutritionals
- an innovative integrated digital platform for growers and crop consultants

Production (Owned)

K Potash

- six operations in the province of Saskatchewan

N Nitrogen

- eight production facilities in North America: four in the province of Alberta and one located in each of the states of Texas, Georgia, Louisiana and Ohio
- one large-scale operation in Trinidad
- seven upgrade facilities in North America: three in the province of Alberta and one in each of the states of Washington, Missouri, Georgia and Alabama
- 50 percent investment in Profertil S.A. ("Profertil"), a nitrogen producer based in Argentina
- 26 percent investment in Misr Fertilizers Production Company S.A.E. ("MOPCO"), a nitrogen producer based in Egypt

P Phosphate and Sulfate

- two mines and processing plants: one in each of the states of North Carolina and Florida
- a production facility in the province of Alberta
- phosphate feed plants in the states of Illinois, Missouri and Nebraska
- an industrial phosphoric acid plant in the state of Ohio

Others

- investment in Canpotex Ltd. ("Canpotex"), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer
- 22 percent investment in Sinofert, a fertilizer supplier and distributor in China
- a phosphate processing plant in the state of Louisiana permanently shut down in 2018
- one potash operation in the province of New Brunswick that will be permanently shut down

Transportation and Distribution (Leased and Owned)

- leased or owned approximately 400 terminals and warehouses relating to the Company's production operations within North America, some of which have multi-product capability
- leased or owned approximately 15,000 railcars and approximately 31, 000 retail vehicles and application equipment in North America
- ownership in a joint venture that leases a dry bulk fertilizer port terminal in Brazil allowing for timely delivery of product
- leased four vessels for ammonia transportation
- owned one multi-purpose vessel used for molten sulfur and phosphoric acid transportation

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 2 BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of IFRS 9 "Financial Instruments" and IFRS 15 "Revenue from Contracts with Customers" which were adopted effective January 1, 2018. Figures for 2017 and prior reflect the historical operations of PotashCorp, the accounting acquirer. The financial statements and related notes of Nutrien in 2018 and beyond reflect the operations of Nutrien.

These consolidated financial statements were authorized by the Board of Directors for issue on February 20, 2019.

Where an accounting policy is applicable to a specific note to the statements, the policy is described within that note, with the related financial disclosures by major caption as noted in the table included on page 89. Certain of the Company's accounting policies that relate to the financial statements as a whole, as well as estimates and judgments it has made and how they affect the amounts reported in the consolidated financial statements, are disclosed in Note 32. New standards and amendments or interpretations that were either effective and applied by the Company during 2018 or that were not yet effective are described in Note 32. Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities. These consolidated financial statements were prepared under the historical cost basis, except for items that IFRS requires to be measured at fair value.

NOTE 3 BUSINESS COMBINATIONS

The Company's business combinations include the Merger between PotashCorp and Agrium and the acquisition of Retail businesses, including farm centers in North America and Australia, digital agriculture, proprietary products and agricultural services. Assets acquired and liabilities assumed are measured at fair value.

Accounting Policies

- The acquisition method is followed.
- Consideration is measured at the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date.
- The acquisition date is the date the Company obtains control over the acquiree.
- Identifiable assets acquired and liabilities assumed are generally measured at fair value.
- Acquisition-related costs are recognized in net earnings as incurred.
- The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

Accounting Estimates and Judgments

- Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed and estimation of their fair values.
- Judgment is required to determine which entity is the acquirer in a merger of equals. In identifying PotashCorp as the acquirer, the companies considered the voting rights of all equity instruments, the intended corporate governance structure of the combined company, the intended composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, the companies evaluated various metrics. No single factor was the sole determinant in the overall conclusion that PotashCorp is the acquirer for accounting purposes; rather, all factors were considered in arriving at the conclusion.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 3 BUSINESS COMBINATIONS CONTINUED

Merger

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Benefits of the Merger include operating synergies, primarily from the distribution and retail integration, production and expense optimization, and procurement savings.

Agrium was a retail distributor of agricultural crop inputs, providing growers with fertilizer, crop protection products, seed, services and solutions. Agrium was also one of the largest manufacturers of fertilizer in the world, producing and marketing all three major crop nutrients – nitrogen, potash and phosphate.

On January 1, 2018, the acquisition date, shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held, and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held. The exchange ratios represent the respective closing share prices of each company's common shares at market close on the New York Stock Exchange ("NYSE") on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the weighted average prices through that date. The outstanding share-based compensation awards of PotashCorp and Agrium were replaced by Nutrien share-based compensation awards with substantially equivalent terms after adjusting for the applicable exchange ratio (refer to Note 29). Merger and related costs of $170 in 2018 were included in other expenses (2017 – $84).

The purchase price was determined based on the number of Agrium shares outstanding and its trading price on December 29, 2017. The share price reflects market participants' assumptions of the fair value of Agrium as a going concern, which exceeds the fair value of the assets acquired and liabilities assumed. This resulted in the recognition of goodwill in the amount of $11,185, none of which is deductible for income tax purposes. The value of goodwill is primarily attributable to: (a) the location and scale of the Retail distribution network; (b) the proximity of the nitrogen operations to sources of low-cost natural gas; (c) cost synergies associated with the reduction of selling, general and administrative expenses, in addition to the optimization of the rail fleet, distribution and logistics, and procurement; and (d) the assembled workforce, mostly related to the employees in the Retail distribution network.

Management completed an assessment in identifying and measuring all the assets acquired and liabilities assumed prior to the recognition of goodwill. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

The final values that were allocated to Agrium's assets and liabilities as at January 1, 2018 based upon fair values were as follows:

Cash and cash equivalents	$ 466
Receivables [1]	2,600
Inventories	3,303
Prepaid expenses and other current assets	1,124
Assets held for sale [2]	95
Property, plant and equipment [3]	7,459
Goodwill [4]	11,185
Other intangible assets [4]	2,348
Investments	528
Other assets [5]	198
Total assets	29,306
Short-term debt	867
Payables and accrued charges [6]	5,239
Long-term debt	4,941
Deferred income tax liabilities	934
Pension and other post-retirement benefit liabilities	142
Asset retirement obligations and accrued environmental costs [6]	1,094
Other non-current liabilities	79
Total liabilities	13,296
Net assets (consideration for the Merger)	$ 16,010

1 Includes trade receivables with gross contractual amount of $2,247, of which $80 are considered to be uncollectible.
2 Relates to the assets held at the Company's Conda Phosphate operations and North Bend nitric acid operations. The sale was completed on January 12, 2018.
3 Refer to Note 16 for detailed information of property, plant and equipment acquired.
4 Refer to Note 17 for detailed information on other intangible assets acquired and the allocation of goodwill to groups of cash generating units ("CGUs").
5 Includes deferred income tax assets of $158.
6 Refer to Note 20 for detailed information of asset retirement obligations and accrued environmental costs acquired. Included in payables and accrued charges is $39 related to the current portion of asset retirement obligations and accrued environmental costs.

The significant fair value considerations included in the allocation of purchase price are discussed below:

Property, Plant and Equipment

The fair value was primarily determined using a market approach for land and certain types of personal property, and a replacement cost approach for the remaining property, plant and equipment. The market approach for land and certain types of personal property represents a sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets. The replacement cost approach used for all other depreciable property, plant and equipment measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 3 BUSINESS COMBINATIONS CONTINUED

Other Intangible Assets

Other intangible assets primarily consist of acquired customer relationships, brands, proprietary technology, trademarks and trade names. The fair value of customer-related assets was determined using the excess earnings method, an income approach. In determining the fair value of customer relationships, a segment of customers was identified where the sales from these customers are driven by factors such as relationships with the Company and its employees and, as such, fair value was associated with customer relationships. Segmenting customers is a matter of judgment and includes factors such as the size of the customer and customer behavior patterns.

Long-Term Debt

The fair value of debentures was determined based on comparable debt instruments with similar maturities, adjusted where necessary to Agrium's credit spread, based on information published by financial institutions.

Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations for phosphate sites are expected to be paid over the next 68 years, while asset retirement obligations for potash and nitrogen sites are expected to be paid after that time. The fair value for environmental costs was determined using a decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability. Accrued environmental costs are expected to be paid over a period extending up to 30 years and were discounted using a credit adjusted risk-free rate.

Financial Information Related to the Acquired Operations of Agrium

The following table provides "gross sales" and "net earnings from continuing operations before income taxes":

	2018
Summary results of acquired operations of Agrium [1]	
Sales	$ 14,551
Net earnings from continuing operations before income taxes	$ 546

1 Results of acquired operations included in the Company's consolidated statements of earnings for 2018.

Retail Acquisitions

During the year, the Retail segment acquired 53 farm centers in North America and Australia and companies operating within the digital agriculture, proprietary products and agricultural services business. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, continued growth in the digital agricultural field and synergies between Nutrien and the acquired businesses.

The values allocated to the acquired assets and assumed liabilities based upon fair values were as follows as at December 31:

	2018
Working capital	$ 116
Property, plant and equipment	107
Goodwill [1]	197
Other intangible assets	8
Other non-current assets	14
Other non-current liabilities	(9)
Total consideration	$ 433

1 Goodwill was calculated as the difference between the amount of consideration transferred and the net identifiable assets acquired. Goodwill resulting from the acquisition is attributed to the assembled workforce, value of potential increase in customer base and synergies between Nutrien and the acquired companies.

	2018
Financial information related to business acquisitions [1]	
Sales from date of acquisition	$ 213
Net earnings from continuing operations before income taxes from date of acquisition	$ 10

1 Estimated annual sales and earnings before finance costs, income taxes, and depreciation and amortization if acquisitions occurred at the beginning of the year are approximately $441 and $42, respectively.

On February 5, 2019, the Company announced the planned acquisition of Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies for an estimated purchase price of $340. Closing of the transaction is subject to US regulatory approval and is expected to be completed in the first half of 2019.

NOTE 4 — SEGMENT INFORMATION

The Company has four reportable operating segments: Retail, Potash, Nitrogen, and Phosphate and Sulfate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen, and Phosphate and Sulfate segments are differentiated by the chemical nutrient contained in the products that each produces.

Accounting Policies

Operating Segments

Prior to the Merger, the Company identified the Chief Executive Officer as the Chief Operating Decision Maker ("CODM") under IFRS and used gross margin to measure the segments' profit or loss. The operating segments were limited to the following: Potash, Nitrogen and Phosphate. The changes in the structure of the Company's internal organization as a result of the Merger caused the composition of the operating segments to change as well as who the Company identified to be the CODM.

Post-Merger, the Company identified the Executive Leadership Team ("ELT"), comprised of officers at the Executive Vice President level and above, as the CODM. The CODM uses net (loss) earnings before finance costs, income taxes, and depreciation and amortization ("EBITDA") to measure performance and allocate resources to the operating segments. The CODM believes EBITDA to be an important measure as it excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company's day-to-day operations.

In 2019, the Company's CODM reassessed product groupings and decided to evaluate the performance of sulfate products as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment; therefore, future comparative figures will be restated for the change in the composition of the segments, which will result in an increase in the Nitrogen segment and a decrease in the Phosphate and Sulfate segment. For the year ended December 31, 2018, this change will be approximately $121, $42, and $69 in sales, gross margin and EBITDA, respectively.

Revenue

The Company recognizes revenue when it transfers control over a good or service to a customer.

Retail	Potash, Nitrogen, and Phosphate and Sulfate
Transfer of control for the sale of goods	
At the point in time when the product is:	At the point in time when the product is:
• purchased at the Company's Retail farm center or	• loaded for shipping or
• delivered and accepted by customers at their premises	• delivered to the customer
Transfer of control for services	
When the promised service is rendered	When the promised service is rendered

Retail

Sales revenue consists primarily of:

- Crop nutrients – sales of dry and liquid macronutrient products which include nitrogen, potash and phosphate, proprietary liquid micronutrient products and nutrient application services;

- Crop protection products – sales of various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds, and other pests;

Accounting Estimates and Judgments

Operating Segments

Judgment is used in determining the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM.

Certain expenses are allocated across segments based on an appropriate basis such as production capacities or historical trends.

Revenue

For product sales which contain volume rebates, revenue is recognized to the extent that it is highly probable that significant reversals will not occur using the most likely method and accumulated experience.

Returns and incentives are estimated based on historical and forecasted data, contractual terms and current conditions. Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue recognition.

FINANCIAL STATEMENTS AND NOTES

NOTE 4 SEGMENT INFORMATION CONTINUED

Accounting Policies

- Seed – various third-party supplier seed brands and proprietary seed product lines;
- Merchandise – sales of fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products; and
- Services and other revenues – sales of product application, soil and leaf testing, crop scouting and precision agriculture services, financial services and livestock marketing.

Provisions for returns, trade discounts and rebates are deducted from sales revenue.

Potash, Nitrogen, and Phosphate and Sulfate

The Company manufactures and sells potash, nitrogen, and phosphate and sulfate products. While agriculture is the Company's primary market, it also produces products for animal nutrition and industrial uses.

The Company's sales revenue is recorded and measured based on the "freight on board" mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration the Company expects to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Where volume rebates are provided for in customer contracts, the Company estimates revenue at the earlier of the most likely amount of consideration expected to be received or when the consideration becomes fixed. The Company's customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns.

Sales prices are based on North American and International benchmark market prices which are variable and subject to global supply and demand, and competitive factors.

	Potash	Nitrogen	Phosphate and Sulfate
Products	• North American – primarily granular • Offshore (International) – primarily granular and standard	• Ammonia, urea, urea ammonium nitrate, and industrial grade ammonium nitrate	• Solid fertilizer, liquid fertilizer, industrial products and feed products
Sales prices impacted by	• North American prices referenced at delivered prices (including transportation and distribution costs) • International prices referenced at the mine site (excluding transportation and distribution costs)	• Global energy costs and supply	• Global ammonia and sulfur costs and supply

Other

The Company does not provide general warranties. Intersegment sales are made under terms that approximate market value. Transportation costs are generally recovered from the customer through sales pricing.

Seasonality in the Company's business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. The Company's cash collections generally occur after the application season is complete while customer prepayments are concentrated in December and January.

Accounting Estimates and Judgments

Supporting Information

Financial information on each of these segments is summarized in the following tables:

2018	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$12,620	$ 2,796	$ 2,651	$ 1,569	$ –	$ –	$19,636
– intersegment	50	220	566	328	–	(1,164)	–
Sales – total	12,670	3,016	3,217	1,897	–	(1,164)	19,636
Freight, transportation and distribution	–	(349)	(358)	(230)	–	73	(864)
Net sales	12,670	2,667	2,859	1,667	–	(1,091)	
Cost of goods sold	(9,635)	(1,183)	(2,079)	(1,539)	–	1,056	(13,380)
Gross margin	3,035	1,484	780	128	–	(35)	5,392
Selling expenses	(2,303)	(14)	(32)	(10)	22	–	(2,337)
General and administrative expenses	(100)	(10)	(20)	(9)	(400)	–	(539)
Provincial mining and other taxes	–	(244)	(3)	(1)	(2)	–	(250)
Impairment of property, plant and equipment (Note 16)	–	(1,809)	–	–	–	–	(1,809)
Other income (expenses)	75	(14)	8	(6)	(106)	–	(43)
Earnings (loss) before finance costs and income taxes	707	(607)	733	102	(486)	(35)	414
Depreciation and amortization	499	404	429	206	54	–	1,592
EBITDA [1]	$ 1,206	$ (203)	$ 1,162	$ 308	$ (432)	$ (35)	$ 2,006
Assets [2]	$17,964	$11,710	$10,009	$ 2,783	$ 3,678	$ (642)	$45,502

1   EBITDA is a non-IFRS measure calculated as net (loss) earnings from continuing operations before finance costs, income taxes, and depreciation and amortization. Nutrien uses EBITDA as a supplemental measure. Generally, this measure is a numerical measure of a company's performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating this measure may differ among companies and analysts. The Company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien's financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the Company. This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

2   Included in the Nitrogen and Retail segments are $428 and $208 relating to equity-accounted investees, respectively, as described in Note 21.

EBITDA BY SEGMENT

($ millions)

● Retail ● Potash ● Nitrogen ● Phosphate and Sulfate ● Others and Eliminations

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 4 SEGMENT INFORMATION CONTINUED

2017	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$ 1,868	$ 1,395	$ 1,284	$ –	$ –	$ 4,547
– intersegment	–	74	–	–	(74)	–
Sales – total	1,868	1,469	1,284	–	(74)	4,547
Freight, transportation and distribution	(235)	(129)	(173)	–	–	(537)
Net sales	1,633	1,340	1,111	–	(74)	
Cost of goods sold [1]	(829)	(1,084)	(1,477)	–	74	(3,316)
Gross margin	804	256	(366)	–	–	694
Selling expenses	(7)	(14)	(6)	(2)	–	(29)
General and administrative expenses	(7)	(4)	(4)	(170)	–	(185)
Provincial mining and other taxes	(146)	–	–	–	–	(146)
Other expenses	(19)	(3)	(4)	(99)	–	(125)
Earnings (loss) before finance costs and income taxes	625	235	(380)	(271)	–	209
Depreciation and amortization	232	203	220	37	–	692
EBITDA	$ 857	$ 438	$ (160)	$ (234)	$ –	$ 901
Assets [2]	$ 9,756	$ 2,577	$ 1,938	$ 2,727	$ –	$ 16,998

1 Included in the Phosphate and Sulfate segment is $305 of impairment of property, plant and equipment as described in Note 16.
2 Included in the total assets relating to the Others segment is $1,858 relating to the investments held for sale as described in Note 10.

Financial information by geographic area is summarized in the following tables:

	Country of Origin					
2018	**United States**	**Canada**	**Australia**	**Trinidad**	**Other**	**Consolidated**
Sales to customers outside the Company						
United States	$ 10,488	$ 1,249	$ –	$ 153	$ 1	$ 11,891
Canada	208	2,582	–	–	–	2,790
Australia	2	–	1,679	–	–	1,681
Canpotex [1]	–	1,657	–	–	–	1,657
Mexico	70	–	–	15	–	85
Trinidad	9	–	–	181	–	190
Argentina	9	–	–	–	378	387
Brazil	38	–	–	–	74	112
Colombia	9	–	–	42	–	51
Other Latin America	20	–	–	59	92	171
India	151	–	–	–	–	151
Europe	11	58	67	93	83	312
Other	22	–	100	32	4	158
	$ 11,037	$ 5,546	$ 1,846	$ 575	$ 632	$ 19,636
Non-current assets [2]	$ 14,501	$ 17,100	$ 607	$ 570	$ 621	$ 33,399

1 As described in Note 1, Canpotex executed offshore marketing, sales and distribution functions for certain of the Company's products. Canpotex's 2018 sales volumes were made to: Latin America 33%, China 18%, India 10%, Other Asian markets 31%, other markets 8% (Note 30).
2 Includes non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 4 SEGMENT INFORMATION CONTINUED

	Country of Origin				
2017	United States	Canada	Trinidad	Other	Consolidated
Sales to customers outside the Company					
United States	$ 1,657	$ 784	$ 274	$ –	$ 2,715
Canada	194	95	–	–	289
Canpotex [1]	–	988	–	–	988
Mexico	76	–	9	–	85
Trinidad	–	–	132	–	132
Brazil	26	1	–	–	27
Colombia	12	–	36	–	48
Other Latin America	26	–	42	–	68
India	97	–	7	–	104
Other	10	–	81	–	91
	$ 2,098	$ 1,868	$ 581	$ –	$ 4,547
Non-current assets [2]	$ 3,259	$ 9,501	$ 554	$ 6	$ 13,320

1 Canpotex's 2017 sales volumes were made to: Latin America 30%, China 18%, India 12%, Other Asian markets 33%, other markets 7% (Note 30).
2 Includes non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets.

SALES TO CUSTOMERS

(%)


2018
60 United States
14 Canada
9 Australia
8 Canpotex
5 Latin America
2 Europe
1 India
1 All others

NON-CURRENT ASSETS BY COUNTRY OF ORIGIN

(%)


2018
51 Canada
43 United States
2 Australia
2 Trinidad
2 Other

The Company disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Year Ended December 31,	
Retail sales by product line	**2018**	2017
Crop nutrients	$ 4,577	$ –
Crop protection products	4,862	–
Seed	1,687	–
Merchandise	734	–
Services and other	810	–
	$ 12,670	$ –
Manufactured Potash sales by geography		
North America	$ 1,359	$ 878
Offshore [1]	1,657	990
	$ 3,016	$ 1,868

1 Relates primarily to Canpotex (Note 30).

	Year Ended December 31,	
Nitrogen sales by product line	**2018**	2017
Manufactured Product		
Ammonia	$ 1,061	$ 628
Urea	979	330
Solutions and nitrates	729	478
Other nitrogen and purchased products	448	33
	$ 3,217	$ 1,469
Phosphate and Sulfate sales by product line		
Manufactured Product		
Fertilizer	$ 1,141	$ 739
Industrial and Feed	469	537
Ammonium sulfate	96	–
Other phosphate and purchased products	191	8
	$ 1,897	$ 1,284

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 5 NATURE OF EXPENSES

Accounting Policies

Cost of goods sold represents the cost of purchasing products for resale and costs primarily incurred at, and charged to, producing facilities.

The primary components of selling and general and administrative expenses are compensation, other employee costs, depreciation and amortization, other operating leases, and fleet fuel, repairs and maintenance.

Supporting Information

Expenses by nature were comprised of:

	Cost of Goods Sold		Other		Total	
	2018	2017	**2018**	2017	**2018**	2017
		(Note 33)		(Note 33)		(Note 33)
Purchased and produced raw materials and product for resale [1]	$ 11,145	$ 1,724	$ –	$ –	$ 11,145	$ 1,724
Depreciation and amortization	1,038	655	554	37	1,592	692
Employee costs [2]	713	563	1,236	113	1,949	676
Freight (direct and indirect)	303	–	631	372	934	372
Impairment of property, plant and equipment (Note 16)	–	305	–	–	–	305
Offsite warehouse costs [3]	–	–	69	47	69	47
Railcar and vessel costs [3]	–	–	131	102	131	102
Merger and related costs	–	–	170	84	170	84
Other operating leases	38	–	110	–	148	–
Fleet fuel, repairs and maintenance	–	–	183	–	183	–
Other	143	69	699	121	842	190
Total	$ 13,380	$ 3,316	$ 3,783	$ 876	$ 17,163	$ 4,192
Expenses included in:						
Freight, transportation and distribution					$ 864	$ 537
Cost of goods sold					13,380	3,316
Selling expenses					2,337	29
General and administrative expenses					539	185
Other expenses					43	125

1 Significant expenses include: contract services, supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).
2 Includes employee benefits and share-based compensation. In 2018, employee costs also include a $157 gain on curtailment of defined benefit pension and other post-retirement benefit plans ("Defined Benefit Plans Curtailment Gain") as described in Note 28.
3 Includes expenses relating to operating leases.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 6 PROVINCIAL MINING AND OTHER TAXES

Under Saskatchewan provincial legislation, the Company is subject to resource taxes, including the potash production tax and the resource surcharge.

	2018	2017 (Note 33)
Saskatchewan potash production tax	$ 160	$ 95
Saskatchewan resource surcharge and other	90	51
	$ 250	$ 146

NOTE 7 OTHER EXPENSES

	2018	2017 (Note 33)
Merger and related costs	$ (170)	$ (84)
Defined Benefit Plans Curtailment Gain (Note 28)	157	–
Foreign exchange gain (loss)	10	(21)
Other expenses	(40)	(20)
	$ (43)	$ (125)

NOTE 8 FINANCE COSTS

	2018	2017
Interest expense		
Short-term debt	$ 129	$ 9
Long-term debt	372	206
Unwinding of discount on asset retirement obligations (Note 20)	51	17
Interest on net defined benefit pension and other post-retirement plan obligations (Note 28)	15	19
Borrowing costs capitalized to property, plant and equipment	(12)	(11)
Interest income	(17)	(2)
	$ 538	$ 238

Borrowing costs capitalized to property, plant and equipment in 2018 were calculated by applying an average capitalization rate of 4.4 percent (2017 – 4.4 percent) to expenditures on qualifying assets.

See Note 12 for interest paid.

FINANCIAL STATEMENTS AND NOTES



NOTE 9 INCOME TAXES

This note explains the Company's income tax recovery and tax-related balances within the consolidated financial statements. The deferred tax section provides information on expected future tax payments.

Accounting Policies

The Company operates in a specialized industry and in several tax jurisdictions. As a result, its income is subject to various rates of taxation. Taxation on items recognized in the consolidated statements of earnings, other comprehensive income ("OCI") or contributed surplus is recognized in the same location as those items.

Taxation on (loss) earnings is comprised of current and deferred income tax.

Current income tax is:
- the expected tax payable on the taxable earnings for the year;
- calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where the Company's subsidiaries, held for sale investees and equity-accounted investees operate and generate taxable earnings; and
- inclusive of any adjustment to income tax payable or recoverable in respect of previous years.

Deferred income tax is:
- recognized using the liability method;
- based on temporary differences between financial statements' carrying amounts of assets and liabilities and their respective income tax bases; and
- determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets, i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (recovered from) the taxation authorities using the Company's best estimate of the amount.

Deferred income tax is not accounted for:
- with respect to investments in subsidiaries and equity-accounted investees where the Company is able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
- if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

The realized and unrealized excess tax benefits from share-based payment arrangements are recognized in contributed surplus as current and deferred tax, respectively.

Deferred income tax assets are reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Income tax assets and liabilities are offset when:

For current income taxes, the Company has:
- a legally enforceable right to offset the recognized amounts [1] ; and
- the intention to settle on a net basis or realize the asset and settle the liability simultaneously.

For deferred income taxes:
- the Company has a legally enforceable right to set off current tax assets against current tax liabilities; and
- they relate to income taxes levied by the same taxation authority on either: 1) the same taxable entity; or 2) different taxable entities intending to settle current tax liabilities and assets on a net basis, or realize assets and settle liabilities simultaneously in each future period. [2]

Accounting Estimates and Judgments

Estimates and judgments to determine the Company's taxes are impacted by:
- the breadth of the Company's operations; and
- global complexity of tax regulations.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:
- negotiations with taxation authorities in various jurisdictions;
- outcomes of tax litigation; and
- resolution of disputes arising from federal, provincial, state and local tax audits.

Estimates and judgments are used to recognize the amount of deferred tax assets, which:
- includes the probability that future taxable profit will be available to use deductible temporary differences, and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable.

1 For income taxes levied by the same taxation authority and the authority permits the Company to make or receive a single net payment or receipt.
2 In which significant amounts of deferred tax liabilities or assets expected are to be settled or recovered.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 9 INCOME TAXES CONTINUED

Supporting Information

Income Taxes included in Net (Loss) Earnings from Continuing Operations

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to (loss) earnings before income taxes as follows:

	2018	2017
(Loss) earnings before income taxes		
Canada	$ (1,195)	$ 123
United States	619	(271)
Trinidad	98	95
Australia	96	–
Other	258	24
	$ (124)	$ (29)
Canadian federal and provincial statutory income tax rate	27%	27%
Income tax at statutory rates	$ 33	$ 8
Adjusted for the effect of:		
Impact of foreign tax rates (US, Trinidad, Australia and other)	58	(25)
Production-related deductions	15	14
Non-taxable income	10	–
Foreign accrual property income	(15)	(3)
Impact of tax rate changes	–	187
Other	(8)	2
Income tax recovery included in net (loss) earnings from continuing operations	$ 93	$ 183

Total income tax recovery, included in net (loss) earnings from continuing operations, was comprised of the following:

	2018	2017
Current income tax		
Tax expense for current year	$ (195)	$ (70)
Adjustments in respect of prior years	15	(20)
Total current income tax expense	(180)	(90)
Deferred income tax		
Origination and reversal of temporary differences	283	69
Adjustments in respect of prior years	(12)	20
Impact of tax rate changes	–	187
Other	2	(3)
Total deferred income tax recovery	273	273
Income tax recovery included in net (loss) earnings from continuing operations	$ 93	$ 183

Income Tax Balances

Income tax balances within the consolidated balance sheets as at December 31 were comprised of the following:

Income Tax Assets (Liabilities)	Balance Sheet Location	2018	2017
Current income tax assets			
Current	Receivables (Note 14)	$ 248	$ 24
Long-term	Other assets (Note 18)	36	64
Deferred income tax assets	Other assets (Note 18)	216	18
Total income tax assets		$ 500	$ 106
Current income tax liabilities			
Current	Payables and accrued charges (Note 19)	$ (47)	$ (16)
Non-current	Other non-current liabilities	(64)	(43)
Deferred income tax liabilities	Deferred income tax liabilities	(2,907)	(2,205)
Total income tax liabilities		$ (3,018)	$ (2,264)

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 9 INCOME TAXES CONTINUED

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated balance sheets as at December 31 and the amount of the deferred tax recovery (expense) recognized in net (loss) earnings from continuing operations were:

	Deferred Income Tax Assets (Liabilities)		Deferred Income Tax Recovery (Expense) Recognized in Net Earnings	
	2018	2017	**2018**	2017
Deferred income tax assets				
Asset retirement obligations and accrued environmental costs	$ 412	$ 120	$ (11)	$ (56)
Tax loss and other carryforwards	261	13	198	(105)
Pension and other post-retirement benefit liabilities	130	124	(44)	(22)
Long-term debt	110	–	(10)	–
Receivables	58	–	3	–
Inventories	54	4	13	(2)
Derivatives	17	13	(15)	–
Other assets	57	11	(18)	(11)
Deferred income tax liabilities				
Property, plant and equipment	(3,218)	(2,441)	132	472
Goodwill and other intangible assets	(546)	(17)	31	–
Other liabilities	(26)	(14)	(6)	(3)
	$ (2,691)	$ (2,187)	$ 273	$ 273

Reconciliation of net deferred income tax liabilities:

	2018	2017
Balance, beginning of year	$ (2,187)	$ (2,453)
Merger impact (Note 3)	(776)	–
Income tax recovery recognized in net (loss) earnings from continuing operations	273	273
Income tax recovery recognized in net earnings from discontinued operations	17	–
Income tax charge recognized in OCI	(22)	(43)
Reclassified as held for sale	–	36
Other	4	–
Balance, end of year	$ (2,691)	$ (2,187)

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2018 were:

	Amount	**Expiry Date**
Unused operating losses	$ 1,083	2020 – Indefinite
Unused capital losses	$ 795	Indefinite
Unused investment tax credits	$ 46	2019 – 2037

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2018, the Company had $932 of tax losses for which it did not recognize deferred tax assets.

The Company has determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

The aggregate amount of temporary differences associated with investments in subsidiaries and equity-accounted investees, for which deferred tax liabilities have not been recognized, as at December 31, 2018 was $8,710 (2017 – $5,252).

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 10 DISCONTINUED OPERATIONS

Held for Sale and Discontinued Operations

Accounting Policies

The Company classifies assets and liabilities as held for sale if it is highly probable that the carrying value will be recovered through a sale transaction within one year rather than through continuing use.

Discontinued operations represent a component of the Company's business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographic area of operations or is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations.

The Company's significant policies include:

- cessation of equity accounting for associates and joint ventures at the date the investments were classified as held for sale;
- measurement of assets at the lower of carrying amount and fair value less costs to sell, with the exception of financial assets measured at FVTOCI;
- unrealized gains and losses on remeasurement of investments measured at FVTOCI are recorded, net of related income taxes, to OCI;
- dividends received are recorded on the consolidated statements of earnings; and
- the comparative statements of earnings and OCI are restated as if the operation had been discontinued from the start of the comparative year.

Accounting Estimates and Judgments

Expected cost to sell the investments requires estimation, which is based on several factors such as historical trends of similar types of investments sold, the percentage of investments held relative to the total shares in circulation and the type of the investment.

Judgment involves determining:

- whether the highly probable standard is met and the date when equity accounting ceases; and
- if the business component for sale or disposal meets the criteria of a discontinued operation.

The Company's investments in SQM, ICL and APC were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger.

As of December 31, 2018, the Company completed all required divestitures and retained no residual interests as outlined below:

For the year ended December 31, 2018	Proceeds [1]	Gain (Loss) on Sale	Gain (Loss) on Sale Net of Income Taxes	AOCI	Net Earnings and Retained Earnings
Shares in SQM	$ 5,126	$ 4,278	$ 3,366	$ –	$ 3,366
Shares in ICL	685	(19)	(19)	(19)	–
Shares in APC	501	121	126	–	126
Conda Phosphate operations	98	–	–	–	–
Total Sale	$ 6,410	$ 4,380	$ 3,473	$ (19)	$ 3,492

1 Proceeds are net of commissions.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 10 DISCONTINUED OPERATIONS CONTINUED

Supporting Information

Assets and liabilities held for sale as at December 31, 2017 were comprised of:

	2017
ASSETS	
Investments in SQM and APC	$ 1,146
Investment in ICL	708
Current tax asset	4
Assets held for sale	$ 1,858
LIABILITIES	
Payables and accrued charges	$ –
Deferred income tax liabilities	36
Liabilities on assets held for sale	$ 36

Net earnings from discontinued operations for the years ended December 31 were as follows:

	2018	2017 [1]
Gain on disposal of investments in SQM and APC	$ 4,399	$ –
Dividend income of SQM, APC and ICL [2]	156	24
Share in earnings of SQM and APC [2]	–	151
Income tax expense [3]	(951)	(2)
Net earnings from discontinued operations	$ 3,604	$ 173

1 Share of earnings, dividend income and income tax recovery pertaining to these investments were reclassified from loss before income taxes and income tax recovery to net earnings from discontinued operations on the consolidated statements of earnings.

2 The Company's investments in SQM and APC were classified as discontinued operations in the later part of 2017 and, as a result, equity accounting in respect of these investments ceased.

3 For 2018, income tax (expense) recovery is comprised of $(912) relating to the disposals of SQM shares, including the repatriation of the net proceeds, and $(39) relating to earnings from discontinued operations ($(18) for the planned repatriation of the remaining excess cash available in Chile, $(26) for the repatriation of dividend income received from SQM and $5 relating to APC).

Cash flows from discontinued operations for the year ended December 31 were as follows:

	2018	2017
Cash provided by operating activities		
Dividends from discontinued operations	$ 156	$ 176
Income tax related to the disposal of discontinued operations	(26)	–
Dividends from discontinued operations, net of tax	$ 130	$ 176
Cash provided by investing activities		
Proceeds from disposal of discontinued operations [1]	$ 6,371	$ –
Income tax related to the disposal of discontinued operations	(977)	–
Proceeds from disposal of discontinued operations, net of tax	$ 5,394	$ –

1 Excludes a receivable of $39 to be collected in 2019.



NOTE 11 NET EARNINGS PER SHARE

Basic net earnings per share provides a measure of the interests of each ordinary common share in the Company's performance over the year. Diluted net earnings per share adjusts basic net earnings per share for the effects of all dilutive potential common shares.

	2018 [1]	2017
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	624,900,000	840,079,000
Dilutive effect of stock options [2]	– [3]	199,000
Dilutive effect of share-settled performance share units ("PSUs") [4]	– [3]	38,000
Weighted average number of diluted common shares	624,900,000	840,316,000

1 The number of shares, stock options and share-settled PSUs reflect the Merger. Refer to Note 3 for details.
2 Diluted effect of stock options assumes exercise of all stock options with exercise prices at or below the average market price for the year would increase the denominator, and the denominator would be decreased by the number of shares that the Company could have repurchased if it had assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.
3 The diluted weighted average share calculations excluded an additional 658,000 stock options and 137,000 equity-settled PSUs due to their anti-dilutive effect.
4 Diluted effect of PSUs assumes the denominator would be increased by the total of the additional share-settled PSUs that could be issued if vesting criteria are achieved.

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2018	2017
Number of options excluded	5,721,656	12,304,351
Performance option plan years fully excluded	2009-2015	2008-2015, 2017
Stock option plan years fully excluded	2015, 2018	–

NOTE 12 CONSOLIDATED STATEMENTS OF CASH FLOWS

Accounting Policy

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

Supporting Information

For the years ended December 31	2018	2017
		(Note 33)
RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES		
Net earnings	$ 3,573	$ 327
Adjustments to reconcile net earnings to cash provided by operating activities		
Gain on sale of investments in SQM and APC	(4,399)	–
Income tax related to the sale of the investment in SQM	977	–
Depreciation and amortization	1,592	692
Impairment of property, plant and equipment (Note 16)	1,809	305
Share-based compensation (Note 29)	116	11
Recovery of deferred income tax	(290)	(273)
Other long-term liabilities and miscellaneous	(188)	91
Subtotal of adjustments	(383)	826
CHANGES IN NON-CASH OPERATING WORKING CAPITAL		
Receivables	(153)	47
Inventories	(887)	(10)
Prepaid expenses and other current assets	561	(13)
Payables and accrued charges	(659)	48
Subtotal of changes in non-cash operating working capital	(1,138)	72
CASH PROVIDED BY OPERATING ACTIVITIES	$ 2,052	$ 1,225
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Interest paid	$ 507	$ 198
Income taxes paid	$ 1,155	$ 83

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 12 CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term Debt and Current Portion of Long-Term Debt [1]	Long-Term Debt	Total
Balance – December 31, 2017	$ 730	$ 3,711	$ 4,441
Debt acquired in Merger (Note 3)	878	4,930	5,808
Cash flows [1]	(927)	(12)	(939)
Reclassifications	1,023	(1,023)	–
Foreign currency translation and other non-cash changes	(72)	(15)	(87)
Balance – December 31, 2018	$ 1,632	$ 7,591	$ 9,223
Balance – December 31, 2016	$ 884	$ 3,707	$ 4,591
Cash flows [1]	(159)	(1)	(160)
Non-cash changes	5	5	10
Balance – December 31, 2017	$ 730	$ 3,711	$ 4,441

1 Cash inflows and cash outflows arising from short-term debt transactions are presented on a net basis.

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

Outlined below are the Company's financial instruments, related risk management objectives, policies and exposure, sensitivity and monitoring strategies to financial risks.

Accounting Policies

Financial instruments are classified and measured as follows:

	Fair Value Through Profit or Loss ("FVTPL")	FVTOCI	Financial Assets and Liabilities at Amortized Cost [1]
Instrument type	Cash and cash equivalents and derivatives	Equity investments not held for trading	Receivables, short-term debt, payables and accrued charges, long-term debt, other long-term debt instruments
Measurement	Fair value	Fair value	Amortized cost
Fair value gains and losses	Profit or loss	OCI [2]	–
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment of assets	–	–	Profit or loss
Foreign exchange	Profit or loss	OCI	Profit or loss
Transaction costs	Profit or loss	OCI	Included in cost of instrument

1 Amortized cost is applied if the objective of the business model for the instrument or group of instruments is to hold the asset to collect the contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest.

2 For equity investments not held for trading, the Company may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss. The Company made this election for its investments in ICL, Sinofert and certain equity investments as the investments are held for strategic purposes.

Accounting Estimates and Judgments

Judgment is required to determine whether the right to offset is legally enforceable.

For derivatives or embedded derivatives, the most significant area of judgment is whether the contract can be settled net. This is one of the criteria used to determine whether a contract for a nonfinancial asset is considered a derivative and accounted for as such. Judgment is also applied in determining whether an embedded derivative is closely related to the host contract, in which case bifurcation and separate accounting are not necessary.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Accounting Policies

Financial instruments are recognized at trade date when the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred them, and all the risks and rewards of ownership have been substantially transferred.

Derivatives are used to lock in commodity prices and exchange rates. For designated and qualified cash flow hedges:

- the effective portion of the change in the fair value of the derivative is accumulated in OCI;
- when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory;
- the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
- the ineffective portions of hedges are recorded in net earnings in the current period.

The Company also assesses whether the natural gas derivatives used in hedging transactions are expected to be or were highly effective, both at the hedge's inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to the Company's New York Mercantile Exchange ("NYMEX") natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. The Company's Alberta Energy Company ("AECO") natural gas hedges are assessed using a qualitative assessment. Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered or changes in credit risk of the Company or the counterparty.

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated balance sheets when the Company:

- currently has a legally enforceable right to offset the recognized amounts; and
- intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

See Note 32 for discussion related to the policies, estimates and judgments for fair value measurements.

Accounting Estimates and Judgments

Supporting Information

Financial Risks

The Company is exposed in varying degrees to a variety of financial risks from its use of financial instruments: credit risk, liquidity risk and market risk. The source of risk exposure and how each is managed are outlined below.

Credit Risk

The Company's exposure to credit risk on its cash and cash equivalents, receivables (excluding taxes) and derivative instrument assets is the carrying amount of each instrument on the consolidated balance sheets.

Maximum exposure to credit risk as at December 31:

	2018	2017
Cash and cash equivalents	$ 2,314	$ 116
Receivables [1]	3,094	465
Other current assets – derivatives	5	7
Other non-current assets – derivatives	–	3
	$ 5,413	$ 591

1 Excluding income tax receivable.

Credit risk is managed through policies applicable to the following assets:

	Acceptable Minimum Counterparty Credit Ratings	Exposure Thresholds by Counterparty	Daily Counterparty Settlement Based on Prescribed Credit Thresholds	Counterparties to Contracts are Investment-Grade Quality
Cash and Cash Equivalents	X	X		
Natural Gas Derivatives	X		X	X
Foreign Currency Derivatives	X			

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Credit risk on trade receivables for the Company's Retail, Potash, Nitrogen, and Phosphate and Sulfate segments is managed through a credit management program whereby:

- credit approval policies and procedures are in place to guide the granting of credit to new customers as well as its continued extension to existing customers;
- existing customer accounts are reviewed every 12-24 months, depending on the credit limit amounts;
- credit is extended to international customers based upon an evaluation of both customer and country risk;
- the credit period on sales is generally 15 and 30 days for wholesale fertilizer customers, 30 days for industrial and feed customers, 30-90 days for Retail customers and up to 180 days for select export sales customers; and
- credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references are used before assigning credit limits to customers. Those that fail to meet specified benchmark creditworthiness may transact with the Company on a prepayment basis or provide another form of credit support that the Company approves.

The Company's trade receivables include a concentration in Retail operations in Australia for advances to the customers to purchase crop inputs and livestock. The Company mitigates risk in these receivables by obtaining security over livestock. In the Company's Retail operations in Western Canada, credit risk in accounts receivable is mitigated through an agency agreement with a Canadian financial institution wherein the financial institution provides credit to qualifying customers to assist in financing their crop input purchases. Through the agency agreement, which expires in 2021, customers have loans directly with the financial institution while the Company has only a limited recourse involvement to the extent of an indemnification of the financial institution for 52 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Outstanding customer credit with the financial institution was $571 at December 31, 2018, which is not recognized in the Company's consolidated balance sheets. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

AGING OF TRADE RECEIVABLES

As at December 31
(%)


2018
9 Greater than 60 days
4 31-60 days
11 30 days or less
76 Current

Liquidity Risk

Liquidity risk arises from the Company's general funding needs and the management of its assets, liabilities and optimal capital structure. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the Company has access to a range of funding options. It has established an external borrowing policy with the following objectives:

- maintain an optimal capital structure;
- maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets;
- maintain sufficient short-term credit availability; and
- maintain long-term relationships with a sufficient number of high-quality and diverse lenders.

The table below outlines the Company's available credit facilities as at December 31, 2018.

	Total Amount	Amount Outstanding and Committed	Amount Available
Unsecured revolving term credit facility	$ 4,500	$ 391	$ 4,109
Uncommitted revolving demand facility	500	–	500
Accounts receivable securitization program	500	–	500
Other credit facilities	520	238	282

The following maturity analysis of the Company's financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

2018	Carrying Amount of Liability as at December 31	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt [1]	$ 629	$ 629	$ 629	$ –	$ –	$ –
Payables and accrued charges [2]	4,695	4,695	4,695	–	–	–
Current portion of long-term debt and Long-term debt[1]	8,594	12,818	1,362	1,121	1,583	8,752
Derivatives	71	72	44	19	9	–
	$ 13,989	$ 18,214	$ 6,730	$ 1,140	$ 1,592	$ 8,752

1 Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2018. Disclosures regarding offsetting of certain debt obligations are provided below.
2 Excludes non-financial liabilities and includes trade payables of approximately $500 paid in January 2019 through an arrangement whereby a supplier sold the right to receive payment to a financial institution.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Market Risk

Market risks, where financial instrument fair values can fluctuate due to changes in market prices, include foreign exchange risk, interest rate risk and price risk (related to commodity and equity securities).

Foreign Exchange Risk

To manage foreign exchange risk (primarily related to Canadian operating and capital expenditures, certain subsidiaries denominated in currencies other than the functional currency of an operation, taxes and dividends), the Company may enter into foreign currency derivatives. Treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and capital expenditures. The risk management policy is to manage the earnings impact that could occur from a reasonably possible strengthening or weakening of the US dollar. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes. The Company had no material exposure to foreign exchange risk that could affect the Company's net earnings as at December 31, 2018 and 2017.

Interest Rate Risk

Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments.

Interest rate risk on debt is addressed by:

- using a portfolio of fixed and floating rate instruments;
- aligning current and long-term assets with demand and fixed-term debt;
- monitoring the effects of market changes in interest rates; and
- using interest rate swaps, if desired.

Related to interest rate risk on investments in marketable securities, the Company's primary objectives are to:

- ensure the security of principal amounts invested;
- provide for an adequate degree of liquidity; and
- achieve a satisfactory return.

Treasury risk management policies specify investment parameters including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.

The Company had no material exposure to interest rate risk on its financial instruments and earnings as at December 31, 2018 and 2017.

Price Risk

Commodity price risk exists on the Company's natural gas derivative instruments. Its natural gas strategy is to diversify its forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia. Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis.

Price risk also exists for exchange-traded equity securities measured at FVTPL or FVTOCI. The Company had no material exposure to price risk on its financial instruments as at December 31, 2018 and 2017.

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm's-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the Company's finance department.

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	**Fair Value Method**
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares as at the balance sheet date
Debt securities	Closing bid price of the debt (Level 2) as at the balance sheet date
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Financial Instruments Measured at Fair Value	Fair Value Method
Foreign exchange forward contracts, swaps and options and natural gas swaps not traded in an active market	A discounted cash flow model [1] Market comparison [2]

1 Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the Company's own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.
2 Inputs include current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates and therefore categorized in Level 2.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount

The following table presents the Company's fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized costs:

		Fair Value Measurements at Reporting Dates Using:	
2018	Carrying Amount of Asset (Liability) as at December 31	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1]
Financial instruments measured at fair value on a recurring basis			
Derivative instrument assets	$ 5	$ –	$ 5
Other current financial assets – marketable securities [2]	97	12	85
Investments at FVTOCI [3]	186	186	–
Derivative instrument liabilities	(71)	–	(71)
Financial instruments measured at amortized cost			
Cash and cash equivalents	$ 2,314	$ –	$ 2,314
Current portion of long-term debt			
Senior notes and debentures [4]	(995)	–	(1,009)
Fixed and floating rate debt	(8)	–	(8)
Long-term debt			
Senior notes and debentures [4]	(7,569)	(1,004)	(6,177)
Fixed and floating rate debt	(22)	–	(22)
2017			
Derivative instrument assets			
Natural gas derivatives	$ 9	$ –	$ 9
Investments at FVTOCI [3]	970	970	–
Derivative instrument liabilities			
Natural gas derivatives	(64)	–	(64)
Long-term debt			
Senior notes [4]	(3,707)	(490)	(3,555)

1 During the period ended December 31, 2018, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The Company's policy is to recognize transfers at the end of the reporting period.
2 Marketable securities consist of equity and fixed income securities. The Company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The Company values fixed income securities using quoted prices of instruments with similar terms and credit risk.
3 Investments at FVTOCI are comprised of shares in Sinofert and other (Note 21) (2017 – ICL, Sinofert and other). The Company's investment in ICL was sold during 2018 (Note 10).
4 Carrying amount of liability includes net unamortized debt issue costs.

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Financial assets (liabilities)	2018 Gross	2018 Offset	2018 Net Amounts Presented	2017 Gross	2017 Offset	2017 Net Amounts Presented
Derivative instrument assets						
Natural gas derivatives [1]	$ 31	$ (27)	$ 4	$ 11	$ (2)	$ 9
Derivative instrument liabilities						
Natural gas derivatives [2]	(92)	26	(66)	(74)	10	(64)
Other long-term debt instruments [3]	(150)	150	–	(150)	150	–
	$ (211)	$ 149	$ (62)	$ (213)	$ 158	$ (55)

1 Cash margin deposits of $NIL (2017 – $(1)) were held related to legally enforceable master netting arrangements.
2 Cash margin deposits of $18 (2017 – $38) were placed with counterparties related to legally enforceable master netting arrangements.
3 Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment or other debt in excess of $25. Non-compliance with such covenants could result in accelerated payment of the related debt. The Company was in compliance with these covenants as at December 31, 2018.

Natural gas derivatives outstanding:

	2018 Notional [1]	2018 Maturities	2018 Average Contract Price [2]	2018 Fair Value of Assets (Liabilities)	2017 Notional [1]	2017 Maturities	2017 Average Contract Price [2]	2017 Fair Value of Assets (Liabilities)
Natural gas								
NYMEX swaps	22	2019 – 2022	$4.26	$(35)	27	2018 – 2022	$4.89	$(54)
AECO swaps [3]	26	2019	$1.92	$(25)	–	–	–	$ –

1 In millions of British thermal units ("MMBtu").
2 US dollars per MMBtu.
3 AECO swaps are only included in 2018 as a result of the Merger as described in Note 3.



NOTE 14 RECEIVABLES

Trade accounts receivable mainly consist of amounts owed to Nutrien by its customers, the largest individual customer being the related party, Canpotex.

Accounting Policies

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. When a trade account receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of earnings.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers' products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates are offset based on sales volumes to cost of goods sold if the rebate has been earned based on sales volumes of products.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.

Accounting Estimates and Judgments

Determining when amounts are deemed uncollectible requires judgment.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 14 RECEIVABLES CONTINUED

Supporting Information

	December 31, 2018	December 31, 2017
Trade accounts – third parties	$ 2,628	$ 314
– Canpotex (Note 30)	208	82
Less provisions for impairment of trade accounts receivable	(90)	(6)
	2,746	390
Rebates	169	–
Income taxes (Note 9)	248	24
Other non-trade accounts	179	75
	$ 3,342	$ 489



NOTE 15 INVENTORIES

Inventories consist of Retail inventory (crop nutrients, crop protection products, seed and merchandise products) and products from the Potash, Nitrogen, and Phosphate and Sulfate segments in varying stages of the production process.

Accounting Policies

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method and include: direct acquisition costs, direct costs related to units of production and a systematic allocation of fixed and variable production overhead, as applicable.

Net realizable value is based on:

For products purchased for resale, finished products, intermediate products and raw materials

- selling price of the finished product (in ordinary course of business);
- less the estimated costs of completion; and
- less the estimated costs to make the sale.

For materials and supplies

- replacement cost.

A writedown is recognized if carrying amount exceeds net realizable value and may be reversed if the circumstances which caused it no longer exist.

Accounting Estimates and Judgments

Judgment is used to allocate production overhead to inventories and to determine net realizable value, including the appropriate measure and inputs of a combination of interrelated demand and supply variables.

Supporting Information

	December 31, 2018	December 31, 2017
Purchased for resale	$ 3,545	$ –
Finished products	501	260
Intermediate products	218	202
Raw materials	275	62
Materials and supplies	378	264
	$ 4,917	$ 788

Inventories expensed to cost of goods sold during the year was $13,083 (2017 – $2,791).



INVENTORIES BY SEGMENT
($ millions)
Retail
Potash
Nitrogen
Phosphate and Sulfate
788
400
172
216
December 31, 2017
3,729
526
403
259
4,917
December 31, 2018

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 16 PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's tangible assets are the buildings, machinery and equipment used to produce or distribute its products and render its services. These assets are depreciated over their estimated useful lives.

Accounting Policies

Property, plant and equipment (which include certain mine development costs, pre-stripping costs and assets under construction) are carried at cost less accumulated depreciation and any recognized impairment loss.

Cost includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use, including:

- additions to, and betterments and renewals of, existing assets;
- borrowing costs incurred during construction using a capitalization rate based on the weighted average interest rate of the Company's outstanding debt; and
- a reduction for income derived from the asset during construction.

Each component of an item of property, plant and equipment with a cost that is significant in relation to the item's total cost is depreciated separately. When the cost of replacing part of an item of property, plant and equipment is capitalized, the carrying amount of the replaced part is derecognized. The cost of major inspections and overhauls is capitalized and depreciated over the period until the next major inspection or overhaul. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.

Environmental costs related to current operations are also capitalized if:

- property life is extended;
- capacity is increased;
- contamination from future operations is mitigated or prevented; or
- related to legal or constructive asset retirement obligations.

Accounting Estimates and Judgments

Judgment involves determining:

- costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;
- timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
- the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
- repairs and maintenance that qualify as major inspections and overhauls; and
- useful life over which such costs should be depreciated.

Certain property, plant and equipment directly related to the Potash, Nitrogen, and Phosphate and Sulfate segments are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are depreciated on a units-of-production basis over the ore mined from the mineable acreage stripped. Land is not depreciated. The remaining assets are depreciated on a straight-line basis.

The following estimated useful lives have been applied to the majority of property, plant and equipment assets as at December 31, 2018:

	Useful Life Range (years)	Weighted Average Useful Life (years) [1]
Land improvements	5 to 80	35
Buildings and improvements	2 to 60	38
Machinery and equipment	1 to 80	25

1 Weighted by carrying amount as at December 31, 2018.

Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually with the effect of any changes in estimate being accounted for on a prospective basis.

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of the Company's mines, the mining methods used, and the related costs incurred to develop and mine its reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

Accounting policies, estimates and judgments related to impairment of long-lived assets are described in Note 32.

NOTE 16 PROPERTY, PLANT AND EQUIPMENT CONTINUED

Supporting Information

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total
Carrying amount – December 31, 2017	$ 612	$ 4,184	$ 6,744	$ 979	$ 452	$ 12,971
Merger impact (Note 3)	396	2,695	4,042	–	326	7,459
Other acquisitions	10	31	66	–	–	107
Additions	41	61	327	42	975	1,446
Disposals	(3)	(14)	(30)	–	–	(47)
Transfers	10	30	538	18	(596)	–
Foreign currency translation	(9)	(16)	(15)	–	(7)	(47)
Other adjustments	–	44	(6)	10	(7)	41
Depreciation	(33)	(195)	(1,032)	(65)	–	(1,325)
Impairment	(6)	(776)	(752)	(275)	–	(1,809)
Carrying amount – December 31, 2018	$ 1,018	$ 6,044	$ 9,882	$ 709	$ 1,143	$ 18,796
Balance as at December 31, 2018 comprised of:						
Cost	$ 1,294	$ 7,617	$ 16,806	$ 1,954	$ 1,143	$ 28,814
Accumulated depreciation	(276)	(1,573)	(6,924)	(1,245)	–	(10,018)
Carrying amount	$ 1,018	$ 6,044	$ 9,882	$ 709	$ 1,143	$ 18,796
Carrying amount – December 31, 2016	$ 618	$ 4,212	$ 6,859	$ 1,027	$ 602	$ 13,318
Additions	–	–	9	88	528	625
Transfers	63	71	521	(21)	(634)	–
Other adjustments	–	–	5	15	–	20
Depreciation	(19)	(83)	(487)	(98)	–	(687)
Impairment	(50)	(16)	(163)	(32)	(44)	(305)
Carrying amount – December 31, 2017	$ 612	$ 4,184	$ 6,744	$ 979	$ 452	$ 12,971
Balance as at December 31, 2017 comprised of:						
Cost	$ 868	$ 4,837	$ 12,000	$ 1,985	$ 452	$ 20,142
Accumulated depreciation	(256)	(653)	(5,256)	(1,006)	–	(7,171)
Carrying amount	$ 612	$ 4,184	$ 6,744	$ 979	$ 452	$ 12,971

Depreciation of property, plant and equipment was included in the following:

	December 31, 2018	December 31, 2017
Freight, transportation and distribution	$ 15	$ –
Cost of goods sold	1,016	668
Selling expenses	259	–
General and administrative expenses	35	–
	1,325	668
Depreciation recorded in inventory	46	19
	$ 1,371	$ 687



CARRYING AMOUNTS OF PROPERTY, PLANT AND EQUIPMENT

As at December 31 (%)

2018

- 53 Machinery and equipment
- 32 Buildings and improvements
- 4 Mine development costs
- 6 Assets under construction
- 5 Land and improvements

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 16 PROPERTY, PLANT AND EQUIPMENT CONTINUED

After a strategic portfolio review was completed in 2018, it was determined the New Brunswick Potash operations would no longer be part of the Company's medium-term or long-term strategic plans. As a result, the New Brunswick Potash operations will be taken out of care and maintenance and permanently shut down. The decision was considered a significant change in the expected manner of use and the related assets were moved from the Potash cash-generating unit ("CGU") to the New Brunswick CGU. Indicators of impairment were identified, and the Company conducted an impairment assessment of the New Brunswick CGU where the estimated recoverable amount was determined to be $50, based on fair value less costs of disposal ("FVLCD"). Since the estimated recoverable amount was lower than the carrying value, an impairment loss of $1,809 ($1,320 net of tax) was recorded in the Potash segment. The estimated recoverable amount was determined to be the salvage value of the assets based on the estimated fair market value of similar used assets and past experience, a Level 3 fair value measurement. There were no reversals of impairment in 2018.

In 2017, an impairment loss of $305 ($234, net of tax) was recognized in costs of goods sold under the Phosphate and Sulfate segment. This was primarily due to an indicator of impairment identified in the White Springs and Feed Plants CGU, as a result of reduced efficiency of conversion of rock to finished product, shifts in production mix and deteriorating price expectations. The White Springs and Feed Plants CGU had a recoverable amount of $96 at December 31, 2017 based on value in use. The recoverable amount was calculated using an after-tax discount rate of 8 percent based on the estimated weighted average cost of capital of a listed entity with similar assets.

NOTE 17 GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets, including goodwill, are identifiable, represent future economic benefits and are controlled by the Company. Goodwill is not amortized but is subject to annual impairment review.

Accounting Policies

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

An intangible asset is recognized when it is:

- reliably measurable;
- identifiable (separable or arises from contractual rights);
- probable that expected future economic benefits will flow to the Company; and
- controllable by the Company.

Amortization is recognized in net earnings as an expense related to the function of the intangible asset.

The following expenses are not recognized as an asset:

- costs to maintain software programs; and
- development costs that do not meet the capitalization criteria.

Accounting Estimates and Judgments

Goodwill is allocated to CGUs or groups of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to those CGUs or groups of CGUs expected to benefit from the business combination in which the goodwill arose.

Judgment is applied in determining when expenditures are eligible for capitalization as intangible assets.

Estimation is applied to determine expected useful lives used in the straight-line amortization of intangible assets with finite lives.

The following estimated useful lives have been applied to finite-lived intangible assets as at December 31, 2018:

	Useful Life Range (years)
Customer relationships	6 to 15
Technology	3 to 7
Trade names [1]	10 to 20
Other	1 to 30

1 Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

Useful lives are reviewed, and adjusted if appropriate, at least annually.

CARRYING AMOUNT OF GOODWILL BY OPERATING SEGMENT

As at December 31
(%)


2018
60 Retail
1 Potash
36 Nitrogen
3 Phosphate and Sulfate

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 17 GOODWILL AND OTHER INTANGIBLE ASSETS CONTINUED

Supporting Information

Following is a reconciliation of intangible assets:

	Goodwill	Customer Relationships [2]	Technology	Trade Names	Other	Total Other Intangibles
Carrying amount – December 31, 2017	$ 97	$ –	$ –	$ –	$ 69	$ 69
Merger impact (Note 3)	11,185	1,708	44	122	474	2,348
Other acquisitions (Note 3)	197	1	–	–	7	8
Additions	–	–	79	–	19	98
Disposals	–	–	–	–	(27)	(27)
Foreign currency translation	(48)	(20)	1	(4)	(6)	(29)
Amortization [1]	–	(135)	(7)	(28)	(87)	(257)
Carrying amount – December 31, 2018	$ 11,431	$ 1,554	$ 117	$ 90	$ 449	$ 2,210
Balance as at December 31, 2018 comprised of:						
Cost	$ 11,438	$ 1,691	$ 124	$ 118	$ 586	$ 2,519
Accumulated amortization	(7)	(137)	(7)	(28)	(137)	(309)
Carrying amount	$ 11,431	$ 1,554	$ 117	$ 90	$ 449	$ 2,210
Carrying amount – December 31, 2016	$ 97	$ –	$ –	$ –	$ 83	$ 83
Additions	–	–	–	–	1	1
Amortization [1]	–	–	–	–	(15)	(15)
Carrying amount – December 31, 2017	$ 97	$ –	$ –	$ –	$ 69	$ 69
Balance as at December 31, 2017 comprised of:						
Cost	$ 104	$ –	$ –	$ –	$ 123	$ 123
Accumulated amortization	(7)	–	–	–	(54)	(54)
Carrying amount	$ 97	$ –	$ –	$ –	$ 69	$ 69

1 Amortization of $225 was included in selling expenses during the year ended December 31, 2018 (2017 – $NIL).
2 The remaining amortization period of customer relationships at December 31, 2018, was approximately 8 years.

Goodwill Impairment Testing

Goodwill by groups of CGUs as at December 31 is as follows:

	2018	2017
Retail	$ 6,882	$ –
Potash	154	–
Nitrogen	4,097	97
Phosphate and Sulfate	298	–
	$ 11,431	$ 97

The Company performed its annual impairment test on goodwill during the fourth quarter and did not identify any impairment.

In calculating the recoverable amount for goodwill, the Company used the FVLCD methodology based on discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. The Company adjusted discount rates for each group of CGUs for the risk associated with achieving its forecasts (five-year projections) and for the currency in which the Company expects to generate cash flows. FVLCD is a Level 3 measurement. The Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts for each group of CGUs as derived from the Company's strategic plan. These key assumptions were based on historical data from internal sources as well as industry and market trends. For each group of CGUs, terminal growth rates used and corresponding breakeven discount rates per annum that equate the recoverable amount to the carrying amount are as follows:

	Terminal Growth Rate	Breakeven Discount Rate
Retail	2.5%	8.3%
Potash	2.5%	13.1%
Nitrogen	2.0%	12.8%
Phosphate and Sulfate	2.0%	11.2%

For Retail, sensitivities of the key assumptions are as follows:

	Percentage Point Change	Change in Recoverable Amount
Discount rate	+0.1%	$ (365)
	-0.1%	381
Terminal growth rate	+0.1%	$ 320
	-0.1%	(307)
Forecasted EBITDA over forecast period	+5.0%	$ 1,488
	-5.0%	(1,477)

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 18 OTHER ASSETS

Other assets as at December 31 were comprised of:

	2018	2017
Deferred income tax assets (Note 9)	$ 216	$ 18
Ammonia catalysts – net of accumulated amortization of $79 (2017 – $61)	81	42
Long-term income tax receivable (Note 9)	36	64
Accrued pension benefit asset (Note 28)	27	24
Other – net of accumulated amortization of $38 (2017 – $35)	165	98
	$ 525	$ 246

NOTE 19 PAYABLES AND ACCRUED CHARGES

Trade and other payables and accrued charges mainly consist of amounts owed to suppliers and prepayments made by customers planning to purchase the Company's products for the upcoming growing season.

Payables and accrued charges as at December 31 were comprised of:

	2018	2017
Trade accounts	$ 3,053	$ 255
Customer prepayments	1,625	–
Dividends	526	84
Accrued compensation	425	98
Current portion of asset retirement obligations and accrued environmental costs (Note 20)	156	72
Accrued interest	105	33
Current portion of share-based compensation (Note 29)	87	13
Current portion of derivatives	45	29
Income taxes (Note 9)	47	16
Current portion of pension and other post-retirement benefits (Note 28)	13	35
Other payables and other accrued charges	621	201
	$ 6,703	$ 836

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 20 ASSET RETIREMENT OBLIGATIONS AND ACCRUED ENVIRONMENTAL COSTS

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental remediation provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

Accounting Policies

Provisions are:

- recognized for present legal or constructive obligations arising from past events where a future outflow of resources is probable, provided that amount can be reliably estimated;
- measured at the present value of the cash flow expected to be required to settle the obligation; and
- reviewed at the end of each reporting period for any changes, including the discount rate, foreign exchange rate and amount or timing of the underlying cash flows, and adjusted against the carrying amount of the provision and any related asset; otherwise, it is recognized in net earnings.

A gain or loss may be incurred upon settlement of the liability.

As a result of the Merger, the Company recognized contingent liabilities, which represents additional environmental costs that are present obligations of the Company although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the best estimate of the expenditures to be incurred.

Asset retirement obligations and accrued environmental costs include:

- reclamation and restoration costs at the Company's potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
- land reclamation and revegetation programs;
- decommissioning of underground and surface operating facilities;
- general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and
- post-closure care and maintenance.

Accounting Estimates and Judgments

Estimates for provisions take into account:

- most provisions will not be settled for a number of years;
- environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting the Company's operations could change, either of which could result in significant changes to current plans; and
- the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on the Company's financial statements.

The Company uses appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

The pre-tax risk-free discount rate and expected cash flow payments for asset retirement obligations and accrued environmental costs at December 31, 2018 were as follows:

	Asset Retirement Obligations		Accrued Environmental Costs	
	Risk-Free Rate (%) [1]	Cash Flow Payments (years) [2]	Risk-Free Rate (%) [1]	Cash Flow Payments (years)
Potash sites	3.64 – 5.00	52 – 430	n/a	n/a
Phosphate sites	1.60 – 5.43	1 – 483	2.08 – 4.27	1 – 30
Other	1.22 – 6.50	1 – 49	2.05 – 4.27	1 – 30

1 Risk-free discount rates reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation.
2 Time frame in which payments are expected to principally occur from December 31, 2018, with the majority of phosphate payments taking place over the next 80 years. Changes in years can result from changes to the mine life and/or changes in the rate of tailing volumes.

n/a = not applicable

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 20 ASSET RETIREMENT OBLIGATIONS AND ACCRUED ENVIRONMENTAL COSTS CONTINUED

Sensitivity of asset retirement obligations and accrued environmental costs to changes in the discount rate on the recorded liability as at December 31, 2018 was as follows:

			Discount Rate	
	Undiscounted Cash Flows	Discounted Cash Flows	+0.5%	-0.5%
Asset retirement obligations			$ (88)	$ 88
Potash sites	$ 675 [1]	$ 130		
Phosphate sites	1,636	1,125		
Other	101	40		
Accrued environmental costs			(12)	15
Phosphate sites	321	246		
Other	318	288		

1 Represents total undiscounted cash flows in the first year of decommissioning for operating sites and cash flows for all years for sites that were or would be permanently shut down. For operating sites, excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 90-375 years.

Supporting Information

Following is a reconciliation of asset retirement and environmental restoration obligations:

	Asset Retirement Obligations	Accrued Environmental Costs	Total
Balance – December 31, 2017	$ 702	$ 21	$ 723
Merger impact [1]	608	525	1,133
Recorded in earnings	64	12	76
Capitalized to property, plant and equipment	9	–	9
Settled during the year	(57)	(12)	(69)
Foreign currency translation	(31)	(12)	(43)
Balance – December 31, 2018	$ 1,295	$ 534	$ 1,829
Balance as at December 31, 2018 comprised of:			
Current liabilities			
Payables and accrued charges (Note 19)	$ 122	$ 34	$ 156
Non-current liabilities			
Asset retirement obligations and accrued environmental costs	$ 1,173	$ 500	$ 1,673

1 Asset retirement obligations of $201 and accrued environmental costs of $376 represent contingent liabilities recognized as a result of the Merger. Refer to Note 3.



NOTE 21 INVESTMENTS

Nutrien holds interests in associates and joint ventures, the most significant being Canpotex, MOPCO, Profertil and Agrichem. The Company's most significant investment accounted for as FVTOCI is Sinofert.

Accounting Policies

Investments in Equity-Accounted Investees

Investments in which the Company exercises significant influence (but does not control) or has joint control (as joint ventures) are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee, commonly referred to as associates.

The Company's significant policies include:

Significant Policy	Statement of Comprehensive Income	Investment
Proportionate share of net earnings (loss) adjusted for any fair value adjustments at acquisition date and differences in accounting policies	Net earnings (loss)	Increase (decrease)
Gain (loss) on disposal	Net earnings (loss)	Increase (decrease)
Proportionate share of post-acquisitions movements in OCI (loss)	OCI (loss)	Increase (decrease)
Impairment (loss) reversal [1]	Net earnings (loss)	Increase (decrease)
Dividends received	–	(Decrease)

1 An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or a significant or prolonged decline in the fair value of the investment below its carrying amount.

Investments at FVTOCI

The fair value of investments designated as FVTOCI is recorded in the consolidated balance sheets, with unrealized gains and losses, net of related income taxes, recorded in AOCI.

The Company's significant policies include:

- the cost of investments sold is based on the weighted average method; and

- realized gains and losses on these investments remain in OCI, but the cumulative balance can be transferred to another equity reserve, such as retained earnings.

Accounting Estimates and Judgments

Investments in Equity-Accounted Investees and Investments at FVTOCI

Judgment is necessary in determining:

- when significant influence exists; and

- if objective evidence of impairment exists for equity-accounted investees and, if so, the amount of impairment.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 21 INVESTMENTS CONTINUED

Supporting Information

Equity-accounted investees and investments at FVTOCI as at December 31 were comprised of:

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held 2018	Proportion of Ownership Interest and Voting Rights Held 2017	Carrying Amount 2018	Carrying Amount 2017
EQUITY-ACCOUNTED INVESTEES						
MOPCO [1]	Nitrogen Producer	Egypt	26%	–% [3]	$ 236	$ –
Profertil	Nitrogen Producer	Argentina	50%	–% [3]	192	–
Canpotex	Marketing & Logistics	Canada	50% [2]	33%	–	–
Agrichem [4]	Fertilizer Producer & Marketer	Brazil	80%	–%	103	–
Other associates and joint ventures					161	30
Total equity-accounted investees					$ 692	$ 30
INVESTMENTS AT FVTOCI						
Sinofert [5]	Fertilizer Supplier & Distributor	China/Bermuda	22%	22%	$ 180	$ 258
Other			–%	–%	6	4
Total investments at FVTOCI					$ 186	$ 262

1 The Company has representation on the MOPCO Board of Directors providing significant influence over MOPCO. The Company recorded its share of MOPCO's earnings on a one-quarter lag, adjusted for any material transactions for the current quarter, as the financial statements of MOPCO are not available on the date of issuance of the Company's financial statements. Future conditions, including those related to MOPCO in Egypt, which has been subject to political instability and civil unrest, may restrict the Company's ability to obtain dividends from MOPCO. The Company is also exposed to currency risk related to fluctuations in the Egyptian pound against the US dollar.
2 Upon closing of the Merger on January 1, 2018 as described in Note 3, the classification of the investment changed from an associate to a joint venture.
3 Investments in MOPCO and Profertil were acquired as part of the Merger as described in Note 3.
4 As contractually agreed, the Company has joint control with the other shareholder of Agrichem. Subsequent to 2018, the Company acquired the remaining interest in Agrichem making it a wholly owned subsidiary that will be consolidated.
5 The Company's 22 percent ownership of Sinofert does not constitute significant influence as the Company does not have any representation on the Board of Directors of Sinofert. The Company elected for this investment to be accounted for as FVTOCI.

Additional financial information of the Company's proportionate interest in equity-accounted investees for the years ended December 31 was as follows:

	Associates 2018	Associates 2017	Joint Ventures 2018	Joint Ventures 2017
Earnings from continuing operations and net earnings	$ 24	$ –	$ 16	$ 9
Other comprehensive income	–	–	–	–
Total comprehensive income	$ 24	$ –	$ 16	$ 9

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 22 SHORT-TERM DEBT

The Company uses its $4.5 billion commercial paper program for its short-term cash requirements. The commercial paper program is backstopped by an unsecured revolving term credit facility. Short-term facilities are renegotiated periodically.

Short-term debt as at December 31 was comprised of:

	2018	2017
Commercial paper	$ 391	$ 730
Other credit facilities [1]	238	–
	$ 629	$ 730

1 Credit facilities are unsecured and consist of US dollar-denominated debt of $153, euro-denominated debt of $22 and debt of $63 in other currency denominations.

The amount available under the commercial paper program is limited to the availability of backup funds under the unsecured revolving term credit facility. As at December 31, 2018, the Company was authorized to issue commercial paper up to $4,500 (2017 – $2,500). The Company also had other facilities available from which it could draw short-term debt, including a $500 uncommitted revolving demand facility, a $500 accounts receivable securitization program (limit is reduced to $300 from January to March each year), and $520 of other facilities mostly denominated in foreign currencies.

During 2018, the legacy $75 unsecured line of credit was replaced with the $500 uncommitted revolving credit facility.

Principal covenants and events of default under the $4,500 unsecured revolving term credit facility are described in Note 23.

Under the accounts receivable securitization program, the Company sells certain trade receivables to a special purchase vehicle, which is a consolidated entity within the Company. The Company controls and retains substantially all of the risks and rewards of the receivables sold to the special purchase vehicle. Should the Company wish to draw funds under the program, the sold accounts receivable balances may be used as capacity for collateralized borrowings from a third-party financial institution. At December 31, 2018, no loan drawdowns were made from this program.

NOTE 23 LONG-TERM DEBT

The Company's sources of borrowing for funding purposes are primarily senior notes, debentures and long-term credit facilities. The Company has access to the capital markets through its base shelf prospectus.

Accounting Policy

Issue costs of long-term debt obligations are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest method.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 23 LONG-TERM DEBT CONTINUED

Supporting Information

Long-term debt as at December 31 was comprised of:

	Rate of Interest	Maturity	2018	2017
Senior notes [1]				
Notes issued 2009	6.500%	May 15, 2019	$ 500	$ 500
Notes issued 2009	4.875%	March 30, 2020	500	500
Notes issued 2014	3.625%	March 15, 2024	750	750
Notes issued 2015	3.000%	April 1, 2025	500	500
Notes issued 2016	4.000%	December 15, 2026	500	500
Notes issued 2006	5.875%	December 1, 2036	500	500
Notes issued 2010	5.625%	December 1, 2040	500	500
Debentures [1]				
Debentures issued 2008	6.750%	January 15, 2019	500	–
Debentures issued 2012	3.150%	October 1, 2022	500	–
Debentures issued 2013	3.500%	June 1, 2023	500	–
Debentures issued 2015	3.375%	March 15, 2025	550	–
Debentures issued 1997	7.800%	February 1, 2027	125	–
Debentures issued 2015	4.125%	March 15, 2035	450	–
Debentures issued 2006	7.125%	May 23, 2036	300	–
Debentures issued 2010	6.125%	January 15, 2041	500	–
Debentures issued 2013	4.900%	June 1, 2043	500	–
Debentures issued 2014	5.250%	January 15, 2045	500	–
Other			30	–
			8,205	3,750
Add net unamortized fair value adjustments [2]			444	–
Less net unamortized debt issue costs			(55)	(43)
			8,594	3,707
Less current maturities			(1,008)	–
Less current portion of net unamortized fair value adjustments [2]			(1)	–
Add current portion of net unamortized debt issue costs			6	4
			(1,003)	4
			$ 7,591	$ 3,711

1 Each series of senior notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at the Company's option, at specified prices.
2 Associated with the Merger on January 1, 2018.

During 2018, the Company exchanged an aggregate of $7,578 of legacy companies' senior notes and debentures for the same amount of new notes issued by Nutrien (the "Nutrien Notes"). The Nutrien Notes have interest rates and maturities identical to those of the applicable exchanged series of senior notes or debentures. A small portion of senior notes and debentures, excluding the 7.800 percent debentures due in 2027 (the "2027 debentures"), were not exchanged and remain obligations of the issuing subsidiary. The indentures governing these remaining subsidiary senior notes and debentures have been amended to remove certain covenants and events of default provisions. In addition, none of the 2027 debentures were exchanged but debt holders consented to amend the financial reporting covenant in the indenture governing the 2027 debentures to allow the Company's financial reports, rather than reports of the issuing subsidiary, to satisfy its financial reporting obligations thereunder.

The Nutrien Notes have various provisions that allow for redemption prior to maturity, at the Company's option, at specified prices. The Company is subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. The Company was in compliance with these covenants as at December 31, 2018.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 23 LONG-TERM DEBT CONTINUED

The debt exchange is accounted for as a modification of debt without substantial modification of terms as the financial terms of the Nutrien Notes were identical to senior notes and debentures and there is no substantial difference between the present value of cash flows under the Nutrien Notes compared to the notes and debentures. Accordingly, there is no gain or loss on the exchange. The transaction costs from the debt exchange of $19 were recorded to the carrying amount of the long-term debt and will be amortized over the life of the Nutrien Notes.

Details of the Company's credit facility was as follows:

	2018	2017
Credit facility	$4,500 – maturity April 10, 2023 [1]	$3,250 – maturity May 31, 2021 $250 – maturity May 31, 2020
Borrowings outstanding	$ NIL	$ NIL
Commercial paper outstanding, backstopped by the credit facility (Note 22)	$ 391	$ 730

1 Subject to extensions, at the request of Nutrien, which shall not exceed five years.

During 2018, the Company replaced the legacy $3,500 unsecured revolving credit facility and the legacy $2,500 multi-jurisdictional unsecured revolving credit facility with a new Nutrien $4,500 unsecured revolving term credit facility ("Nutrien Credit Facility"). Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. The Company was in compliance with all covenants as at December 31, 2018.



NOTE 24 SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Issued

	Number of Common Shares (Pre-Merger)	Number of Common Shares (Post-Merger)	Consideration
Balance – December 31, 2017 (Pre-Merger)	840,223,041		
Conversion ratio	0.40		
PotashCorp shares converted to Nutrien shares		336,089,216	$ 1,806
Agrium shares – December 31, 2017 (Pre-Merger)	138,165,765		
Conversion ratio	2.23		
Agrium shares converted to Nutrien shares		308,109,656	15,898
Fractional shares cancelled [1]		(1,399)	–
Balance – January 1, 2018 (Post-Merger)		644,197,473	17,704
Issued under option plans and share-settled plans		670,201	34
Repurchased		(36,332,197)	(998)
Balance – December 31, 2018		608,535,477	$ 16,740

1 No fractional shares of Nutrien were issued. Each PotashCorp shareholder and Agrium shareholder that would otherwise have been entitled to receive a fraction of a Nutrien share received, in lieu thereof, a cash amount, without interest, determined by reference to the volume weighted average trading price of Nutrien shares on the Toronto Stock Exchange on the first five trading days on which such shares traded on such exchange following January 2, 2018.

Share Repurchase Program

On February 20, 2018, the Company's Board of Directors approved a share repurchase program of up to 5 percent of the Company's outstanding common shares over a one-year period through a normal course issuer bid. On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to 8 percent of the Company's outstanding common shares. Purchases of common shares commenced on February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the Company has acquired the maximum number of common shares allowable or the date on which the Company determines not to make any further repurchases.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 24 SHARE CAPITAL CONTINUED

On February 20, 2019, the Company's Board of Directors approved the renewal of the share repurchase program of up to 5 percent of the Company's outstanding common shares over a one-year period through a normal course issuer bid.

Purchases under the normal course issuer bid will be made through open market purchases at market price as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes the Company's share repurchases:

		2018
Common shares repurchased for cancellation		36,332,197
Average price per share	$	50.97
Repurchase resulting in a reduction of:		
Share capital	$	998
Contributed surplus [1]		23
Retained earnings [1]		831
Total Cost	$	1,852

1 The excess of net cost over the average book value of the shares.


SHARE CAPITAL
($ millions)
20,000
15,000
10,000
5,000
0
1,806
15,898
34
(998)
16,740
Total share capital December 31, 2017
Merger impact
Issued under option plans
Repurchased
Total share capital December 31, 2018

As of February 20, 2019, an additional 5,933,135 common share were repurchased for cancellation at a cost of $297 and an average price per share of $50.10.

Dividends Declared

During 2018, the Company declared a dividend of $0.40 per share for the three months ended March 31, June 30 and September 30. During the three months ended December 31, 2018, two dividends of $0.43 per share were declared. The first declared dividend of $0.43 per share was payable January 17, 2019 to shareholders of record December 31, 2018, and the second declared dividend of $0.43 per share is payable April 18, 2019 to shareholders of record on March 29, 2019.

NOTE 25 CAPITAL MANAGEMENT

The objective of Nutrien's capital allocation policy is to balance between the return of capital to shareholders, improvement in the efficiency of the Company's existing assets, and delivery on the Company's growth opportunities, while maintaining a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk. Nutrien's goal is to pay a stable and growing dividend with a target payout that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle.

The Company monitors its capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

The Company uses a combination of short-term and long-term debt to finance its operations. It typically pays floating rates of interest on short-term debt and credit facilities, and fixed rates on Nutrien Notes.

FINANCIAL STATEMENTS AND NOTES

NOTE 25 CAPITAL MANAGEMENT CONTINUED

Adjusted net debt and adjusted shareholders' equity are included as components of the Company's capital structure. The calculation of adjusted net debt, adjusted shareholders' equity and adjusted capital is set out in the following table:

	2018	2017
Short-term debt	$ 629	$ 730
Current portion of long-term debt	1,003	–
Long-term debt	7,591	3,711
Total debt	9,223	4,441
Cash and cash equivalents	(2,314)	(116)
Net debt	6,909	4,325
Unamortized fair value adjustments	(444)	–
Adjusted net debt	6,465	4,325
Total shareholders' equity	24,425	8,303
Accumulated other comprehensive (income) loss	291	(25)
Adjusted shareholders' equity	24,716	8,278
Adjusted capital	$ 31,181	$ 12,603

The Company monitors the following ratios:

	2018	2017
		(Note 33)
Ratios		
Adjusted net debt to adjusted EBITDA	1.64	4.28
Adjusted EBITDA to adjusted finance costs	8.15	4.75
Adjusted net debt to adjusted capital	20.7%	34.3%

Other components of ratios above are calculated as follows:

	2018	2017
		(Notes 33)
Net (loss) earnings from continuing operations	$ (31)	$ 154
Finance costs	538	238
Income taxes	(93)	(183)
Depreciation and amortization	1,592	692
EBITDA	2,006	901
Impairment of property, plant and equipment	1,809	–
Merger and related costs	170	84
Share-based compensation	116	26
Defined Benefit Plans Curtailment Gain	(157)	–
Adjusted EBITDA	$ 3,944	$ 1,011

	2018	2017
Finance costs	$ 538	$ 238
Unwinding of discount on asset retirement obligations	(51)	(17)
Borrowing costs capitalized to property, plant and equipment	12	11
Interest on net defined benefit pension and other post-retirement plan obligations	(15)	(19)
Adjusted finance costs	$ 484	$ 213

The Company maintains a base shelf prospectus, which permits issuance through April 2020 in Canada and the United States, of common shares, debt, and other securities up to $11,000. Issuance of securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets. During the year ended December 31, 2018, the Company filed a prospectus supplement to exchange $8,175 of the senior notes of PotashCorp and debentures of Agrium – for the Nutrien Notes issued by the Company, as discussed in Note 23.

ADJUSTED NET DEBT AND ADJUSTED NET DEBT TO ADJUSTED EBITDA

As at December 31

($ billions)

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 26 COMMITMENTS

A commitment is an agreement that is enforceable and legally binding to make a payment in the future for the purchase of goods or services. These amounts are not recorded in the consolidated balance sheets since the Company has not yet received the goods or services from the supplier. The amounts below are what the Company is committed to pay based on current expected contract prices.

Accounting Policies

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the risks and rewards of ownership of property to the Company are accounted for as finance leases. They are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Property acquired under a finance lease is depreciated over the shorter of the period of expected use on the same basis as other similar property, plant and equipment and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rental payments under operating leases are expensed in net earnings on a straight-line basis over the period of the lease.

Refer to Note 32 for details pertaining to the impact of the adoption of IFRS 16 in 2019.

Accounting Estimates and Judgments

Judgment is required in considering a number of factors to ensure that leases to which the Company is party are classified appropriately as operating or financing. Such factors include whether the lease term is for the major part of the asset's economic life and whether the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset.

As at December 31, 2018, substantially all of the leases to which the Company is party have been classified as operating leases.

Supporting Information

Lease Commitments

The Company has various long-term operating lease agreements for land, buildings, port and distribution facilities, equipment, ocean-going transportation vessels, railcars, vehicles and application equipment. The majority of lease agreements are renewable at the end of the lease period at market rates. Rental expenses for operating leases for the year ended December 31, 2018 were $301 (2017 – $87).

Purchase Commitments

In 2018, the Company entered into a new long-term natural gas purchase agreement in Trinidad, which will commence January 1, 2019 and is set to expire December 31, 2023. The contract provides for prices that vary primarily with ammonia market prices, and annual escalating floor prices. The commitments included in the following table are based on floor prices and minimum purchase quantities.

Profertil has long-term gas contracts denominated in US dollars and expiring in 2019, which account for approximately 100 percent of Profertil's gas requirements. YPF S.A., the Company's joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts. Commitments include the Company's proportionate share of this joint venture.

The Carseland facility has a power co-generation agreement, expiring on December 31, 2026, which provides the Company 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in the production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the following table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations ("CPO"), the Company entered into long-term strategic supply and offtake agreements which extend to 2023. Under the terms of the supply and offtake agreements, the Company will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate ("MAP") product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Capital Commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment, the latest of which expires in 2022. The commitments included in the following table are based on expected contract prices.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, throughput and various rail and vessel freight contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2038.

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 26 COMMITMENTS CONTINUED

Minimum future commitments under these contractual arrangements were as follows at December 31, 2018:

	Operating Leases	Long-term debt, Principal and Estimated Interest	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	$ 216	$ 1,341	$ 1,364	$ 37	$ 114	$ 3,072
1 to 3 years	316	1,112	949	18	123	2,518
3 to 5 years	212	1,576	945	2	61	2,796
Over 5 years	343	8,689	138	–	20	9,190
Total	$ 1,087	$ 12,718	$ 3,396	$ 57	$ 318	$ 17,576

NOTE 27 GUARANTEES

Accounting Policies

Guarantees are not recognized in the consolidated balance sheets, but are disclosed and include contracts or indemnifications that contingently require the Company to make payments to the guaranteed party based on:

- changes in an underlying;
- another entity's failure to perform under an agreement; and
- failure of a third party to pay its indebtedness when due.

Guarantees are recorded by the Company and recognized as a financial instrument in the consolidated balance sheets when any of the triggering events above result in the Company becoming primarily liable to the contract.

Supporting Information

In the normal course of business, the Company provides indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. The terms of these indemnification agreements:

- may require the Company to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
- will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and
- have not historically resulted in the Company making any significant payments and, as at December 31, 2018, no amounts have been accrued in the consolidated financial statements (except for accruals relating to the underlying potential liabilities).

Various commitments (such as railcar leases) related to a certain investee have been directly guaranteed by the Company under certain agreements with third parties. The Company would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. In relation to significant guarantees, the Company has guaranteed the gypsum stack capping, closure and post-closure obligations of its wholly owned subsidiaries, PCS Phosphate Company, Inc. ("PCS Phosphate") in White Springs, Florida and PCS Nitrogen Inc. ("PCS Nitrogen") in Geismar, Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In addition to the foregoing guarantees associated with US mining operations, the Company has guaranteed the performance of certain remediation obligations of PCS Joint Venture, Ltd., a wholly owned subsidiary, at the Lakeland, Florida and Moultrie, Georgia sites.

The Company has accrued costs associated with the retirement of long-lived tangible assets in the consolidated financial statements to the extent that a legal or constructive liability to retire such assets exists. See Note 20 for details.

The Company expects to be able to satisfy all applicable credit support requirements without disrupting normal business operations.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 28 PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company offers pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all employees participate in at least one of these plans.

Accounting Policies

For employee retirement and other defined benefit plans:

- accrued liabilities are recorded net of plan assets;
- costs including current and past service costs, gains or losses on curtailments and settlements, and remeasurements are actuarially determined on a regular basis using the projected unit credit method; and
- past service cost is recognized in net earnings at the earlier of when i) a plan amendment or curtailment occurs; or ii) related restructuring costs or termination benefits are recognized.

Remeasurements, recognized directly in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, the Company recognizes past service cost before any gain or loss on settlement.

Defined contribution plan costs are recognized in net earnings for services rendered by employees during the period.

Accounting Estimates and Judgments

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by the Company's independent actuaries.

The Company's discount rate assumption is impacted by:

- the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
- country specific rates; and
- the use of a yield curve approach. [1]

1 Based on the respective plans' demographics, expected future pension benefits and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where the Company does not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

The significant assumptions used to determine the benefit obligations and expense for the Company's significant plans as at and for the year ended December 31 were as follows:

	Pension		Other	
	2018	2017	**2018**	2017
Assumptions used to determine the benefit obligations [1]:				
Discount rate, %	4.22	3.65	4.17	3.65
Rate of increase in compensation levels, %	4.75	5.00	n/a	n/a
Medical cost trend rate – assumed, %	n/a	n/a	6.10 – 4.50[2]	5.60 – 4.50[2]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	2037	2037
Mortality assumptions [3]				
Life expectancy at 65 for a male member currently at age 65	20.6	20.7	20.4	20.0
Life expectancy at 65 for a female member currently at age 65	22.8	22.7	22.8	22.4
Average remaining service period of active employees (years)	9.7	9.0	5.1	12.2
Average duration of the defined benefit obligations [4] (years)	13.7	15.7	15.1	19.0

1 The current year's expense is determined using the assumptions that existed at the end of the previous year.
2 The Company assumed a graded medical cost trend rate starting at 6.10 percent in 2018, moving to 4.50 percent by 2037 (2017 – starting at 5.60 percent, moving to 4.50 percent by 2037).
3 Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.
4 Weighted average length of the underlying cash flows.

n/a = not applicable

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 28 PENSION AND OTHER POST-RETIREMENT BENEFITS CONTINUED

Of the most significant assumptions, a change in discount rates has the greatest potential impact on the Company's pension and other post-retirement benefit plans, with sensitivity to change as follows:

	Change in Assumption	2018 Benefit Obligations	2018 Expense in Income Before Income Taxes	2017 Benefit Obligations	2017 Expense in Income Before Income Taxes
As reported		$ 1,797	$ (87)	$ 1,831	$ 75
Discount rate	1.0 percentage point ↓	271	24	326	20
	1.0 percentage point ↑	(218)	(22)	(251)	(18)

Supporting Information

Description of Defined Benefit Pension Plans

The Company sponsors defined benefit pension plans as follows:

	Plan Type	Contributions
United States	• non-contributory; • guaranteed annual pension payments for life; • benefits generally depend on years of service and compensation level in the final years leading up to age 65;	• made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and associated Internal Revenue Service regulations and procedures.
Canada	• benefits available starting at age 55 at a reduced rate; and • plans provide for maximum pensionable salary and maximum annual benefit limits.	• made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	• non-contributory; • unfunded; and • supplementary pension benefits.	• provided for by charges to earnings sufficient to meet the projected benefit obligations; and • payments to plans are made as plan payments to retirees occur.

The Company's defined benefit pension plans discussed above are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of employees of the Company. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current investment policy for each country's plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practice in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

The Company provides health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

- coordination with government-provided medical insurance in each country;
- certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
- for certain plans, maximum lifetime benefits;
- at retirement, the employee's spouse and certain dependent children may be eligible for coverage;
- benefits are self-insured and are administered through third-party providers; and
- generally, retirees contribute towards annual cost of the plans.

The Company provides non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Risks

The defined benefit pension and other post-retirement plans expose the Company to broadly similar actuarial risks. The most significant risks as discussed below include investment risk, interest rate risk, longevity risk and salary risk. These plans are not exposed to any other significant, unusual or specific risks.

Investment Risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, the Company employs:

- a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and
- risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Other assets such as private equity and hedge funds are not used at this time. The Company's policy is not to invest in commodities, precious metals, mineral rights, bullions, or collectibles. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 28 PENSION AND OTHER POST-RETIREMENT BENEFITS CONTINUED

Interest Rate Risk

A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan's debt investments.

Longevity Risk

An increase in life expectancy of plan participants will increase the plan's liability.

Salary Risk

An increase in the salary of the plan's participants will increase the plan's liability.

Financial Information

Movements in the pension and other post-retirement benefit assets (liabilities)

	Obligation	Plan Assets	Net
Balance – December 31, 2017	$ (1,831)	$ 1,380	$ (451)
Merger impact [1]	(347)	205	(142)
Components of defined benefit expense recognized in earnings			
Current service cost for benefits earned during the year	(67)	–	(67)
Interest (expense) income	(77)	62	(15)
Past service cost, including curtailment gains and settlements [2]	157	–	157
Foreign exchange rate changes and other	39	(27)	12
Subtotal of components of defined benefit expense recognized in earnings	52	35	87
Remeasurements of the net defined benefit liability recognized in OCI during the year			
Actuarial gain arising from:			
Changes in financial assumptions	210	–	210
Changes in demographic assumptions	11	–	11
Loss on plan assets (excluding amounts included in net interest)	–	(149)	(149)
Subtotal of remeasurements	221	(149)	72
Cash flows			
Contributions by plan participants	(6)	6	–
Employer contributions	–	53	53
Benefits paid	114	(114)	–
Subtotal of cash flows	108	(55)	53
Balance – December 31, 2018 [3]	$ (1,797)	$ 1,416	$ (381)
Balance comprised of:			
Non-current assets			
Other assets (Note 18)			$ 27
Current liabilities			
Payables and accrued charges (Note 19)			$ (13)
Non-current liabilities			
Pension and other post-retirement benefit liabilities			$ (395)

1 The Company acquired Agrium's pension and other post-retirement benefit obligations, representing the fair values at the acquisition date as described in Note 3.

2 In 2018, as part of the Company's continuous assessment of its operations, participation in certain company defined benefit pension and other post-retirement benefit plans was suspended and/or discontinued effective January 1, 2020 based on age and years of service. As a result, the Company recognized a Merger-related Defined Benefit Plans Curtailment Gain of $157.

3 Obligations arising from funded and unfunded pension plans are $(1,466) and $(331), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

NOTE 28 PENSION AND OTHER POST-RETIREMENT BENEFITS CONTINUED

	Obligation	Plan Assets	Net
Balance – December 31, 2016	$ (1,698)	$ 1,246	$ (452)
Components of defined benefit expense recognized in earnings	(131)	56	(75)
Remeasurements of the net defined benefit liability recognized in OCI during the year	(57)	123	66
Cash flows	55	(45)	10
Balance – December 31, 2017 [1]	$ (1,831)	$ 1,380	$ (451)
Balance comprised of:			
Non-current assets			
Other assets (Note 18)			$ 24
Current liabilities			
Payables and accrued charges (Note 19)			$ (35)
Non-current liabilities			
Pension and other post-retirement benefit liabilities			$ (440)

1 Obligations arising from funded and unfunded pension plans are $(1,445) and $(386), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

Plan Assets

The fair value of plan assets of the Company's defined benefit pension plans, by asset category, was as follows as at December 31:

	2018			2017		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Other (Level 2 & 3)**	**Total**	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Level 2 & 3)	Total
Cash and cash equivalents	$ 6	$ 54	$ 60	$ 13	$ 33	$ 46
Equity securities and equity funds						
US	454	65	519	565	2	567
International	175	65	240	151	29	180
Debt securities [1]	187	329	516	190	244	434
International balanced fund	–	97	97	–	173	173
Other	(25)	9	(16)	(20)	–	(20)
Total pension plan assets	$ 797	$ 619	$ 1,416	$ 899	$ 481	$ 1,380

1 Debt securities included US securities of 52 percent (2017 – 62 percent), International securities of 31 percent (2017 – 18 percent) and Mortgage-backed securities of 17 percent (2017 – 20 percent).

Letters of credit secured certain of the Canadian unfunded defined benefit plan liabilities as at December 31, 2018.

The Company expects to contribute approximately $97 to all pension and post-retirement plans during 2019. Total contributions recognized as expense under all defined contribution plans for 2018 was $75 (2017 – $19).



ANNUAL PENSION AND OTHER POST-RETIREMENT BENEFIT PLAN CONTRIBUTIONS

($ millions)



DEFINED BENEFIT PENSION PLANS' FUNDED STATUS

As at December 31

(%)

NOTE 29 SHARE-BASED COMPENSATION

The Company has share-based compensation plans for eligible employees and directors as part of their remuneration package, including Stock Options, PSUs, Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs"). In addition, in connection with the completion of the Merger, the Company assumed the legacy compensation plans and outstanding awards of PotashCorp and Agrium, which include Stock Options, PSUs, RSUs and Stock Appreciation Rights ("SARs").

Accounting Policies

The accounting for share-based compensation plans is fair value-based.

The grant date is the date the Company and the employee have a shared understanding of the terms and conditions of the arrangement, at which time the Company confers on the employee the right to cash equity instruments, provided the specified vesting conditions, if any, are met.

For those awards with performance conditions that determine the number of options or units to which employees will be entitled, measurement of compensation cost is based on the Company's best estimate of the outcome of the performance conditions.

For plans settled through the issuance of equity:

- fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model;
- fair value for PSUs is determined on grant date by projecting the outcome of performance conditions;
- compensation expense is recorded over the period the plans vest (corresponding increase to contributed surplus);
- forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual vesting; and
- when exercised, the proceeds and amounts recorded in contributed surplus are recorded in share capital.

For plans settled in cash:

- a liability is recorded based on the fair value of the awards each period;
- expense accrues from the grant date over the vesting period; and
- fluctuations in fair value of the award and related compensation expense are recognized in the period the fluctuation occurs.

Accounting Estimates and Judgments

Judgment involves determining:

- the grant date; and
- the fair value of share-based compensation awards at the grant date.

Estimation involves determining:

- stock option-pricing model assumptions as described in the weighted average assumptions table below;
- forfeiture rate for options granted;
- projected outcome of performance conditions for PSUs, including the relative ranking of the Company's total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and the outcome of the Company's synergies relative to the target; and
- the number of dividend equivalent units expected to be earned.

PSUs vest based on the achievement of performance conditions over a three-year performance cycle. Changes to vesting assumptions may change based on non-market vesting conditions at the end of each reporting period.

RSUs are not subject to performance conditions and vest at the end of the three-year vesting period.

Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Supporting Information

During the year ended December 31, 2018, the Company issued stock options under its 2018 stock option plan, PSUs and RSUs under its 2018 PSU/RSU plan and DSUs under its 2018 DSU plan, in each case to eligible employees and directors. In 2018, the outstanding legacy share-based compensation plans of PotashCorp and Agrium were also assumed by, and settled in or with reference to shares of, Nutrien on the basis of the exchange ratios described in Note 3.

As at December 31, 2018, the Company had the following awards available to be granted under the 2018 stock option plan, the 2018 PSU/RSU plan and the 2018 DSU plan:

Plan Features

Form of Payment	Eligibility	Granted	Vesting Period	Maximum Term	Settlement
Stock Options	Officers and eligible employees	Annually	25% per year over four years	10 years	Shares
PSUs [1]	Officers and other eligible employees	Annually	On third anniversary of grant date	n/a	Cash
RSUs [2]	Eligible employees	Annually	On third anniversary of grant date	n/a	Cash
DSUs	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	n/a	In cash on director's departure from Board of Directors

1 PSUs granted vest based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period. The value of each PSU granted is based on the average closing price of the Company's common shares on the NYSE during the last month of the three-year cycle.
2 RSUs granted are not subject to performance conditions and vest at the end of the three-year period.

n/a = not applicable

In addition, as at December 31, 2018, the Company had the following awards outstanding under one or more assumed legacy plans of PotashCorp and/or Agrium under which no new awards will be granted:

Plan Features

Form of Payment	Vesting Period	Maximum Term	Settlement
Stock Options	25% per year over four years [1] On third anniversary of grant date [2]	10 years	Shares
PSUs [3,4]	On third anniversary of grant date	n/a	Cash /Shares
RSUs [5]	On third anniversary of grant date	n/a	Cash
SARs [6]	25% per year over four years	10 years	Cash

1 Under the assumed legacy Agrium stock option plan.
2 Under the assumed legacy PotashCorp long-term incentive plan and performance option plans.
3 Under the assumed legacy PotashCorp long-term incentive plan, PSUs granted in 2017 and 2016 were comprised of three tranches, with each tranche vesting based on achievement of a combination of performance metrics over separate performance periods ranging from one to three years and such PSUs will be settled in shares for grantees who are subject to the Company's share ownership guidelines and in cash for all other grantees.
4 Under the assumed legacy Agrium long-term incentive plan, PSUs granted in 2017 and 2016 vest over a three-year performance cycle based on the achievement of performance metrics and will be settled in cash.
5 Under the assumed legacy Agrium long-term incentive plan, RSUs granted in 2017 and 2016 are not subject to performance conditions, vest at the end of the three-year period and will be settled in cash.
6 Under the assumed legacy Agrium SARs plan, effective January 1, 2015, tandem stock appreciation rights ("TSARs") were no longer issued to eligible officers and employees. TSARs granted in Canada prior to January 1, 2015 have similar terms and vesting conditions to SARs and also provide the holder with the ability to choose between (a) receiving the price of the Company's shares on the date of exercise in excess of the exercise price of the right and (b) receiving common shares by paying the exercise price of the right. The Company's past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash. TSARs are included with the SARs disclosure.

n/a = not applicable

NOTE 29 SHARE-BASED COMPENSATION CONTINUED

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2018 was $9.71. The weighted average assumptions for both legacy companies by year of grant that impacted current year results are as follows:

Assumptions	Based On	Year of Grant	
		2018	2017[1]
Exercise price per option	Quoted market closing price [2]	$ 44.50	$ 46.47
Expected annual dividend yield	Annualized dividend rate [3]	3.58%	2.93%
Expected volatility	Historical volatility [4]	29%	28%
Risk-free interest rate	Zero-coupon government issues [5]	2.79%	1.95%
Average expected life of options	Historical experience	7.5 years	6.2 years

1   The weighted average assumptions used by both legacy companies were presented due to the multi-year impact on share-based compensation expense.
2   Of common shares on the last trading day immediately preceding the date of the grant.
3   As of the date of grant.
4   Of the Company's stock over a period commensurate with the expected life of the option.
5   Implied yield available on equivalent remaining term at the time of the grant.



STOCK OPTIONS GRANTED



TOTAL SHARES AND STOCK OPTIONS OUTSTANDING

The exercise price is not less than the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant, and an option's maximum term is 10 years. In general, options granted under assumed legacy PotashCorp performance option plans vested according to a schedule based on legacy PotashCorp's three-year average excess consolidated cash flow return on investment over the weighted average cost of capital.

A summary of the status of the stock option plans as at December 31, 2018 and 2017 and changes during the years ending on those dates is as follows:

	Number of Shares Subject to Option			Weighted Average Exercise Price		
	2018 (Pre-Merger)	2018 (Post-Merger)	2017	2018 (Pre-Merger)	2018 (Post-Merger)	2017
PotashCorp outstanding, beginning of year	17,170,654		19,470,014	$ 32.24		$ 31.15
PotashCorp shares converted to Nutrien shares (Conversion ratio 0.40)		6,868,262			$ 80.60	
Agrium outstanding shares—beginning of year	1,380,868			100.08		
Agrium shares converted to Nutrien shares (Conversion ratio 2.23)		3,079,321			44.88	
Balance – beginning of year		9,947,583	19,470,014		$ 69.54 $	31.15
Granted		1,875,162	1,482,829		44.50	18.71
Exercised		(647,331)	(22,100)		42.86	17.78
Forfeited or cancelled		(1,793,077)	(1,221,314)		82.84	34.55
Expired		(338,100)	(2,538,775)		154.94	20.06
Outstanding, end of year		9,044,237	17,170,654		$ 58.41 $	32.24

The aggregate grant-date fair value of all stock options granted during 2018 was $18. The average share price during 2018 was $51.80 per share.

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 29 SHARE-BASED COMPENSATION CONTINUED

The following table summarizes information about stock options outstanding as at December 31, 2018 with expiry dates ranging from May 2019 to February 2028:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 37.00 to $ 41.00	2,064,621	7	$ 38.59	966,606	$ 38.22
$ 44.00 to $ 52.00	3,996,110	8	46.88	1,542,489	48.75
$ 64.00 to $ 75.00	834,091	4	71.57	834,091	71.57
$ 80.00 to $ 88.00	959,275	4	82.30	959,275	82.30
$ 91.00 to $110.00	1,040,300	4	99.04	1,040,300	99.04
$130.00 to $131.00	149,840	2	130.78	149,840	130.78
	9,044,237	7	$ 58.41	5,492,601	$ 68.01

Other Plans

The Company offers its 2018 DSU plan to non-employee directors, which allows each to choose to receive, in the form of DSUs, all or a percentage of the director's fees, which would otherwise be payable in cash. Each DSU fully vests upon award but is distributed only when the director has ceased to be a member of the Board. Vested units are settled in cash based on the common share price at that time. As at December 31, 2018, the total number of DSUs held by participating directors was 456,848.

For all plans, share-based awards granted in 2018 and outstanding as at December 31, 2018 were:

	Units Granted	Units Outstanding
Stock Options	1,875,162	9,044,237
PSUs	619,799	1,752,281
RSUs	437,474	889,005
DSUs	61,062	456,848
SARs	–	2,388,402

Compensation expense for all employee and director share-based compensation plans was as follows:

	2018	2017
Stock Options	$ 23	$ 7
PSUs	83	16
RSUs	14	–
DSUs	–	3
SARs	(4)	–
	$ 116	$ 26



NOTE 30 RELATED PARTY TRANSACTIONS

The Company has a number of related parties with the most significant being Canpotex, key management personnel and post-employment benefit plans.

Accounting Policies

A person or entity is considered a related party if it is:

- an associate or joint venture of Nutrien;
- a member of key management personnel, consisting of the Company's directors and executives as disclosed in the Company's 2018 Annual Information Form;
- a post-employment benefit plan for the benefit of Nutrien employees; or
- a person that has significant influence over Nutrien.

Supporting Information

Sale of Goods

The Company sells potash from its Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the year ended December 31, 2018 were $1,657 (2017 – $988). Canpotex's proportionate sales volumes by geographic area are shown in Note 4.

The receivable outstanding from Canpotex is shown in Note 14 and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 30 RELATED PARTY TRANSACTIONS CONTINUED

Key Management Personnel Compensation

Compensation to key management personnel was comprised of:

	2018	2017
Salaries and other short-term benefits	$ 19	$ 14
Share-based compensation	53	9
Post-employment benefits	3	3
Termination benefits [1]	23	–
	$ 98	$ 26

1 Primarily includes costs incurred with respect to departure of five key management personnel in 2018 following completion of the Merger.

Transactions with Post-Employment Benefit Plans

Disclosures related to the Company's post-employment benefit plans are shown in Note 28.



NOTE 31 CONTINGENCIES AND OTHER MATTERS

Contingent liabilities, which are not recognized in the consolidated financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside the control of the Company, or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Policies

Generally, a contingent liability arises from past events and is:

- a possible obligation whose existence will be confirmed only by one or more uncertain future events or non-events outside the control of the Company; or
- a present obligation not recognized because it is not probable an outflow of resources will be required to settle the obligation, or a reliable estimate of the amount cannot be made.

Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Where the Company is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability.

Accounting Estimates and Judgments

The following judgments are required to determine the Company's exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

- prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);
- determination of whether recognition or disclosure in the consolidated financial statements is required; and
- estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on the Company's consolidated financial statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the United States. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to each shareholder's productive capacity. Through December 31, 2018, there were no such operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability.

Legal and Other Matters

The Company is engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites, and anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 20.

FINANCIAL STATEMENTS AND NOTES

NOTE 31 CONTINGENCIES AND OTHER MATTERS CONTINUED

Environmental Remediation

The Company has established provisions for environmental site assessment and/or remediation matters to the extent that expenses associated with those matters are considered likely to be incurred by the Company. Except for the uncertainties described below, the Company does not believe that its future obligations with respect to these matters are reasonably likely to have a material adverse effect on its consolidated financial statements.

Legal matters with significant uncertainties include the following:

- The US Environmental Protection Agency ("EPA") has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act ("RCRA"). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. ("Nu-West"), a wholly owned subsidiary of Agrium, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. All of these facilities received US EPA notices of violation ("NOVs") that remain outstanding for alleged violations of RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January of 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. All of the facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice ("DOJ") and the related state agencies to resolve these matters. Due to the nature of the allegations, Nutrien is uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry, Nutrien expects that a resolution could involve any or all of the following: 1) penalties, which Nutrien currently believes will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and, 5) addressing findings resulting from RCRA section 3013 site investigations undertaken voluntarily in response to the NOVs.

- In August 2015, the US EPA finalized amendments to the hazardous air pollutant emission standards for phosphoric acid manufacturing and phosphate fertilizer production ("Final Rule"). Required emissions testing at the Company's Aurora facility in 2016 indicated alleged exceedances of the mercury emission limits that were established by the Final Rule. The Company has communicated with the relevant

agencies about this issue and petitioned the US EPA to reconsider the mercury emission limits. The facility also entered into an agreed order with the North Carolina Department of Environmental Quality in November 2016 to resolve the alleged mercury exceedances and provide a plan and schedule for evaluating alternative compliance strategies. Given the pending legal issues and the Company's evaluation of alternative compliance strategies, the resulting cost of compliance with the various provisions of the Final Rule cannot be predicted with reasonable certainty at this time.

- The Company operates in countries which are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution ("INDC") toward the control of greenhouse gas emissions. The impacts on the Company's operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial statements.

The breadth of the Company's operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes it will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the Company's tax assets and tax liabilities.

The Company owns facilities that have been either permanently or indefinitely shut down. It expects to incur nominal annual expenditures for site security and other maintenance costs at certain of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on the Company's consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

NOTE 32 ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Accounting Policies, Estimates and Judgments

The following table discusses the significant accounting policies, estimates, judgments and assumptions, in addition to those disclosed elsewhere in these consolidated financial statements, that the Company has adopted and made and how they affect the amounts reported in the consolidated financial statements. Certain of the Company's policies involve accounting estimates and judgments because they require the Company to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Topic	Accounting Policies	Accounting Estimates and Judgments
Principles of Consolidation	These consolidated financial statements include the accounts of the Company and entities controlled by it (its subsidiaries). Control is achieved by having each of: • power over the investee to direct the relevant activities of the investee; • exposure, or rights, to variable returns from involvement with the investee; and • the ability for the Company to use its power over the investee to affect the amount of the Company's returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.	Judgment involves: • assessing control, including if the Company has the power to direct the relevant activities of the investee; and • determining the relevant activities and which party controls them. Consideration is given to: • voting rights; • the relative size and dispersion of the voting rights held by other shareholders; • the extent of participation by those shareholders in appointing key management personnel or board members; • the right to direct the investee to enter into transactions for the Company's benefit; and • the exposure, or rights, to variability of returns from the Company's involvement with the investee.

Principal (wholly owned) Operating Subsidiaries:	Location	Principal Activity
• Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrient products and corporate functions
• Agrium Inc.	Canada	Manufacturer and distributor of crop nutrients and corporate functions
• Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
• Agrium Potash Ltd.	Canada	Manufacturer and distributor of crop nutrients
• Agrium U.S. Inc.	United States	Manufacturer and distributor of crop nutrients
• Nutrien Ag Solutions Argentina S.A. (Argentina)	Argentina	Crop input retailer
• Cominco Fertilizer Partnership	United States	Manufacturer and distributor of crop nutrients
• Nutrien Ag Solutions, Inc.	United States	Crop input retailer
• Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
• Landmark Operations Ltd.	Australia	Crop input retailer
• Loveland Products, Inc.	United States	Crop input developer and retailer
• PCS Sales (Canada), Inc.	Canada	Marketing and sales of the Company's products
• PCS Sales (USA), Inc.	United States	Marketing and sales of the Company's products
• PCS Phosphate Company, Inc. – PCS Purified Phosphates	United States	Mining and/or processing of phosphate products in the states of North Carolina, Illinois, Missouri and Nebraska

NOTE 32 ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS CONTINUED

Topic	Accounting Policies			Accounting Estimates and Judgments
	• PCS Nitrogen Fertilizer, L.P.	United States	Production of nitrogen products in the states of Georgia and Louisiana, and of phosphate products in the state of Louisiana	
	• PCS Nitrogen Ohio, L.P.	United States	Production of nitrogen products in the state of Ohio	
	• PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad	
	• White Springs Agricultural Chemicals, Inc. ("White Springs")	United States	Mining and processing of phosphate products in the state of Florida	
	Intercompany balances and transactions are eliminated on consolidation.			
Long-Lived Asset Impairment	At the end of each reporting period, the Company reviews conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both its long-lived assets to be held and used and its identifiable intangible assets with finite lives. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (in the fourth quarter). To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level). Where impairment indicators exist for the asset or CGU: • the recoverable amount is estimated (the higher of FVLCD and value in use); • to assess value in use, the estimated future cash flows are discounted to their present value (using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which the estimates of future cash flows have not been adjusted); • the impairment loss is the amount by which the carrying amount exceeds its recoverable amount; and • the impairment loss is allocated first to reduce the carrying amount of any related goodwill and then pro rata to each asset in the unit (on the basis of the carrying amount). Non-financial assets, other than goodwill, that previously suffered an impairment loss are reviewed at each reporting date for possible reversal of the impairment.			Judgment involves: • identifying the appropriate asset or CGU; • determining the appropriate discount rate for assessing value in use; and • making assumptions about future sales, margins and market conditions over the long-term life of the assets or CGUs. The Company cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting the Company's consolidated financial statements. Impairments were recognized during 2018 and 2017 as shown in Note 16.

NOTE 32 ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS CONTINUED

Topic	Accounting Policies	Accounting Estimates and Judgments
Fair Value Measurements	Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance: **Level 1** — Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities). **Level 2** — Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability). **Level 3** — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.	Fair value estimates: • are at a point-in-time and may change in subsequent reporting periods due to market conditions or other factors; • can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and • may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables. Determination of the level hierarchy is based on the Company's assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.
Restructuring Charges	Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring costs. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when: • a detailed formal plan for restructuring has been demonstrably committed to; • withdrawal is without realistic possibility; and • a reliable estimate can be made.	Restructuring activities are complex, can take several months to complete and usually involve reassessing estimates throughout the process.
Foreign Currency Transactions	Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates ("the functional currency"). Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of earnings within other expenses, as applicable, in the period in which they arise. Translation differences from non-monetary assets and liabilities carried at fair value are recognized as part of changes in fair value. Translation differences on non-monetary financial assets such as investments in equity securities classified as FVTOCI are included in OCI. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date that the transaction occurred is available and it is apparent that such rate is a more suitable measurement.	The consolidated financial statements are presented in US dollars, which was determined to be the functional currency of the Company and the majority of its subsidiaries.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 32 ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS CONTINUED

Standards, Amendments and Interpretations Effective and Applied

The International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRIC") have issued certain standards and amendments or interpretations to existing standards that were effective and applied by the Company. The standards disclosed below had a material impact or disclosure impact to the Company's consolidated financial statements.

Standard	Description	Impact
IFRS 15, Revenue from Contracts With Customers	Issued to provide guidance on the recognition of revenue from contracts with customers, including multiple-element arrangements and transactions not previously addressed comprehensively, and enhance disclosures about revenue.	Adopted using the modified retrospective method effective January 1, 2018, with required disclosures included in Note 4. No cumulative adjustment is required to the opening balance of retained earnings. The Company elected to use the practical expedient related to the adjustment of the promised consideration for the effects of a significant financing component as the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is less than 12 months. The Company sells certain retail products to end-customers with a right of return. Therefore, a refund liability and a right to the returned goods (included in inventory) are now recognized separately for the products expected to be returned.
IFRS 9, Financial Instruments	Issued to replace International Accounting Standards ("IAS") 39, providing guidance on the classification, measurement and disclosure of financial instruments and introducing a new hedge accounting model.	On adoption of IFRS 9, in accordance with transitional provisions, the Company has not restated prior periods but has reclassified the financial assets held at January 1, 2018, retrospectively, based on the new classification requirements and the characteristics of each financial instrument at the transition date. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The Company did not designate any financial liabilities at fair value through profit or loss; therefore, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities. Refer to Note 13 for details. In addition, there was no change in the classification of the derivative instruments. The Company adopted the new general hedge accounting model under IFRS 9. This requires the Company to ensure that the hedge accounting relationships are aligned with its risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. The Company also reclassified realized cash flow hedges as a basis adjustment to finished goods inventory, recorded directly through accumulated other comprehensive income (net of income taxes).

Financial Instrument	Category under IAS 39	Category under IFRS 9
Financial assets		
Cash and cash equivalents	FVTPL	FVTPL
Receivables	Loans and receivables	Amortized cost
Derivatives	FVTPL	FVTPL
Derivatives designated as hedges	FV – hedging instrument	FV – hedging instrument
Prepaid expenses and other current assets – marketable securities	FVTPL	FVTPL
Investments – equity securities	Available-for-sale	FVTOCI
Investments – equity securities	FVTPL	FVTPL
Financial liabilities		
Short-term and long-term debt	Amortized cost	Amortized cost
Payables and accrued charges, excluding derivatives	Amortized cost	Amortized cost

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss model. This applies to financial assets measured at amortized cost. Under IFRS 9, credit losses are recognized earlier than under IAS 39. This change did not have a material impact to the Company's receivables.

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2018.

Standard	Description	Expected Impact	Effective Date [1]
IFRS 16, Leases	Issued to supersede IAS 17 and related standards, this standard requires the Company to apply a new model for lessee accounting under which all leases will be recorded as a right-of-use ("ROU") asset on the balance sheet and a corresponding lease liability. Lease costs will be recognized in the income statement over the lease term as depreciation of the ROU asset and finance charges on the lease liability. ROU assets represent the right to use an asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from a lease. ROU assets and liabilities are recognized at commencement of a lease based on the present value of lease payments over the lease term. The standard requires capitalizing the lease payments and expected residual value guarantees over the initial non-cancellable period plus periods covered by renewal, purchase and termination options where such are reasonably certain of exercise. The standard requires capitalization using the interest rate implicit in the lease at commencement, or if the implicit rate is not available, an incremental borrowing rate, adjusted for term, security, asset value, and the borrower's economic environment.	The Company has substantially completed its implementation, including review of contracts, aggregation of data to support the evaluation of the accounting impacts of applying the new standard and assessment of the need for changes to systems and processes, including internal controls. Adoption will have a material effect on the consolidated financial statements, resulting in increases in assets and liabilities in a subcategory of property, plant and equipment, ROU, and a new subcategory of long-term debt "Lease Liabilities". Compared with the existing accounting for operating leases, the classification and timing of expenses will change, causing a) reclassification of current operating lease payments out of cost of goods sold and expenses to depreciation and finance costs; and b) reclassification from cash flow from operating activities to cash flow from financing activities. Many commonly used financial ratios and performance metrics as currently defined will also change. The Company does not expect a material impact to consolidated net earnings. The Company's assessment will not result in recognition of any material non-lease components, additional lease components, residual value guarantees or purchase or termination options. The Company's assessment included: a) assessment of non-lease contracts for terms that resulted in control by the Company of an identified asset with a right to obtain substantially all the identified asset's economic benefits; and b) assessment of all relevant facts and circumstances in determining the lease term, including whether the Company was reasonably certain to exercise renewal or purchase options based on market and other business conditions, and costs and impacts of renewing. The adoption will result in an increase to property, plant and equipment and long-term debt of approximately $1 billion at January 1, 2019. Impact on future earnings is not expected to be significant.	January 1, 2019, applied using the modified retrospective method (which in the Company's case results in prospective application) measuring the ROU asset equal to the lease liability, and using the Company's incremental borrowing rate to determine the present value of future lease payments. The Company has chosen to apply practical expedients, including recognition exemptions for short-term and low-value leases, and to grandfather the lease definition on transition.

1 Effective date for annual periods beginning on or after the stated date.

The following amended standards and interpretations are not expected to have a material impact on the Company's consolidated financial statements:

- IFRIC 23, Uncertainty Over Income Tax Treatments
- Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures
- Amendments to IAS 19, Employee Benefits
- Amendments to IFRS 3, Business Combinations
- Amendments to IAS 12, Income Taxes
- Amendments to IAS 23, Borrowing Costs

The following amended standards and interpretations are being reviewed by the Company to determine the potential impact on the Company's consolidated financial statements:

- Conceptual Framework for Financial Reporting
- IFRS 17, Insurance Contracts
- Amendments to IAS 1 and IAS 8, Definition of Material

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 33 COMPARATIVE FIGURES

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien's new method of presentation, comparative figures were reclassified and additional 2017 information was provided, with no impact to net earnings, total assets and liabilities, and cash provided by operating activities.

The following additional information is retrospectively included in the 2017 comparatives to conform with current year presentation:

- Note 4 Segment Information, the first table on page 106 contains an analysis by segment of selling expenses, general and administrative expenses, other operating expenses and EBITDA.
- Note 25 Capital Management includes a line item for EBITDA and adjusted EBITDA was revised to conform with Nutrien's definition.

Refer to Notes 4, 5, 6, 7, 12 and 25 for further information specific to this additional information and the reclassifications within the tables.

Consolidated Statement of Earnings

For the Year Ended December 31, 2017	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Cost of goods sold	$ (3,335)	$ 19	$ (3,316)
Selling and administrative expenses	(214)	214	–
Selling expenses	–	(29)	(29)
General and administrative expenses	–	(185)	(185)
Provincial mining and other taxes	(151)	5	(146)
Merger and related costs	(84)	84	–
Other expenses	(17)	(108)	(125)
	$ (3,801)	$ –	$ (3,801)

Consolidated Statement of Comprehensive Income

For the Year Ended December 31, 2017	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ 3	$ 17	$ 20
Cash flow hedges			
Net fair value loss during the period	(17)	17	–
Reclassification of net gain to earnings	34	(34)	–
	$ 20	$ –	$ 20

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2017	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$ 64	$ (64)	$ –
Net undistributed earnings of equity-accounted investees	(1)	1	–
Asset retirement obligations and accrued environmental costs	7	(7)	–
Other long-term liabilities and miscellaneous	21	70	91
	$ 91	$ –	$ 91

Consolidated Statements of Shareholders' Equity

As at December 31, 2017	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ (5)	$ (41)	$ (46)
Net loss on derivatives designated as cash flow hedges	(43)	43	–
Loss on currency translation of foreign operations	–	(2)	(2)
	$ (48)	$ –	$ (48)

As at December 31, 2016	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ (8)	$ (58)	$ (66)
Net loss on derivatives designated as cash flow hedges	(60)	60	–
Loss on currency translation of foreign operations	–	(2)	(2)
	$ (68)	$ –	$ (68)

Consolidated Balance Sheet

As at December 31, 2017	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$ 166	$ (166)	$ –
Goodwill	–	97	97
Other intangible assets	–	69	69
	$ 166	$ –	$ 166
Investments in equity-accounted investees	$ 30	$ (30)	$ –
Available-for-sale investments	262	(262)	–
Investments	–	292	292
	$ 292	$ –	$ 292
Short-term debt and current portion of long-term debt	$ 730	$ (730)	$ –
Short-term debt	–	730	730
	$ 730	$ –	$ 730
Payables and accrued charges	$ 807	$ 29	$ 836
Current portion of derivative instrument liabilities	29	(29)	–
	$ 836	$ –	$ 836
Other non-current liabilities	$ 51	$ 35	$ 86
Derivative instrument liabilities	35	(35)	–
	$ 86	$ –	$ 86

Board of Directors



Christopher Burley

Maura Clark

John Estey

David Everitt

Russ Girling

Gerald Grandey

Miranda Hubbs

Alice Laberge

Consuelo Madere

Charles (Chuck) Magro

Keith Martell

Anne McLellan

Derek Pannell

Aaron Regent

Mayo Schmidt

Senior Management

Charles (Chuck) Magro
President and Chief
Executive Officer

Pedro Farah
Executive Vice
President and Chief
Financial Officer

Michael J. Frank
Executive Vice
President and CEO
of Retail

Susan Jones
Executive Vice
President and CEO
of Potash

Raef Sully
Executive Vice President
and CEO of Phosphate
and Nitrogen

Leslie O'Donoghue
Executive Vice
President, Chief
Strategy and Corporate
Development Officer

Joseph Podwika
Executive Vice President
and Chief Legal Officer

Brent Poohkay
Executive Vice
President and Chief
Information Officer

Michael Webb
Executive Vice
President and Chief
Human Resources and
Administrative Officer

OTHER INFORMATION

Shareholder Information

Dividends

Dividend amounts paid to shareholders resident in Canada are adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in January, April, July and October with record dates normally set approximately three weeks in advance of the payment date. Future cash dividends will be paid out of, and are conditioned upon, the company's available earnings. Shareholders who wish to have their dividends deposited directly to their bank accounts should contact the transfer agent and registrar, AST Trust Company (Canada).

Ownership

On February 20, 2019, there were 471 holders of record of the company's common shares.

Common Share Prices

The company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange. Nutrien is included in the S&P/TSX 60 and the S&P/TSX Composite indices.

Offices

Nutrien's registered head office is Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3. It also has corporate offices at 13131 Lake Fraser Drive SE, Calgary, Alberta, Canada T2J 7E8 and 5296 Harvest Lake Drive, Loveland, Colorado, US 80538.

Investor Relations

Investor Relations Department
Email: investors@nutrien.com
Phone: (403) 225-7451

Transfer Agent

You can contact AST Trust Company (Canada), the corporation's transfer agent, as follows:

Telephone:	1-800-387-0825 (toll-free within Canada and the US), or 1-416-682-3860 (from any country other than Canada and the US)
By Fax:	1-514-985-8843 (all countries)
By Mail:	P.O. Box 1, 320 Bay Street Toronto, ON M5H 4A6
Internet:	www.astfinancial.com

NYSE Corporate Governance

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2018 Annual Report on Form 40-F.

Appendix

Abbreviated Company Names and Sources

Name	Source
AECO	Alberta Energy Company, Canada
Agrible	Agrible, Inc., USA
Agrium	Agrium Inc., Canada
Agrichem	Agrichem, Brazil
APC	Arab Potash Company (Amman: ARPT), Jordan
Argus	Argus Media group, UK
Canpotex	Canpotex Limited, Canada
CME Group	CME Group, USA
CropLife	CropLife, USA
CRU	CRU International Limited, UK
FAO or FAOSTAT	Food and Agriculture Organization of the United Nations, Italy
Fertecon	Fertecon Limited, UK
Green Markets	Green Markets, USA
GROWMARK	GROWMARK, Inc. USA
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
IFA	International Fertilizer Industry Association, France
IMEA	Instituto Mato-Grossense De Economia Agropecuária, Brazil
Moody's	Moody's Corporation (NYSE: MCO), USA
MOPCO	MISR Fertilizers Production Company S.A.E., Egypt
Nutrien	Nutrien Ltd. (TSX and NYSE: NTR), Canada
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
PotashCorp or PCS	Potash Corporation of Saskatchewan Inc., Canada
Profertil	Profertil S.A., Argentina
Sinofert	Sinofert Holdings Limited (HKSE: 0297.HK), China
SQM	Sociedad Química y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
S&P	Standard & Poor's Financial Services LLC, USA
TSX	Toronto Stock Exchange, Canada
USDA	United States Department of Agriculture, USA
Waypoint	Waypoint Analytical, Inc, USA

OTHER INFORMATION

Terms and Measures

Scientific Terms

Potash	KCI	potassium chloride, 60-63.2% K_2O (solid)
Nitrogen	NH_3	ammonia (anhydrous), 82.2% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	MGA	merchant grade acid, 54% P_2O_5 (liquid)
	DAP	diammonium phosphate, 46% P_2O_5 (solid)
	MAP	monoammonium phosphate, 52% P_2O_5 (solid)
	SPA	superphosphoric acid, 70% P_2O_5 (liquid)
	H_3PO_4	phosphoric acid (liquid)
	Purified Phosphoric Acid	food and technical grade acid 75% & 85% H_3PO_4 (liquid)
	LOMAG	low magnesium super phosphoric Acid 70% P_2O_5 (liquid)
	AS	ammonium sulfate (solid)

Product Measures

K_2O tonne	Measures the potassium content of products having different chemical analyses
N tonne	Measures the nitrogen content of products having different chemical analyses
P_2O_5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

Currency Abbreviations

CDN	Canadian dollar
USD	United States dollar

Exchange Rates

CDN per USD at December 31, 2018–1.3642

General Terms

Consumption vs demand	Product applied vs product purchased
Greenfield capacity	New operation built on undeveloped site
Latin America	South America, Central America, Caribbean and Mexico
MMBtu	Million British thermal units
MMT	Million metric tonnes
Nameplate capacity	Estimated theoretical capacity based on design specifications or Canpotex entitlements–does not necessarily represent operational capability
North America	Canada and the US
Offshore	All markets except Canada and the US
Operational capability	Estimated annual achievable production level
USMCA	United States-Mexico-Canada Agreement

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